Filed pursuant to Rule 424(b)(4)

Registration No. 333-144282

11,800,000 American Depositary Shares

Perfect World Co., Ltd.

Representing 59,000,000 Class B Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Perfect World Co., Ltd., or Perfect World. We are offering 9,000,000 ADSs, and the selling shareholders disclosed in this prospectus are offering 2,800,000 ADSs. Each ADS represents five Class B ordinary shares, par value US$0.0001 per share. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or shares. The initial public offering price of the ADSs is US$16.00 per ADS. The ADSs have been approved for listing on the Nasdaq Global Market under the symbol “PWRD.”

See “Risk Factors” beginning on page 13 to read about risks you should consider before buying the ADSs.

PRICE US$16.00 PER ADS

	Price to Public		Underwriting discounts and commissions		Proceeds, before expenses, to Perfect World		Proceeds to the selling shareholders
Per ADS	US$	16.00	US$	1.12	US$	14.88	US$	14.88

Total	US$	188,800,000	US$	13,216,000	US$	133,920,000	US$	41,664,000

The underwriters have an option to purchase up to 1,770,000 additional ADSs from certain existing shareholders to cover over-allotments, at the initial public offering price less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about July 31, 2007.

Morgan Stanley	Credit Suisse

CIBC World Markets	Susquehanna Financial Group, LLLP

The date of this prospectus is July 25, 2007

PERFECT WORLD
完美世界2
完美世界
www.w2i.com.cn
国际版
武林外传
wulin2.com.cn
誅仙
www.zhuxian.cn
热舞世界
HOT DANCE PARTY
赤壁

完美世界
www.w2i.com.cn
国际版
武林外传
热舞世界
HOT DANCE PARTY
完美世界

Zhu Xian

A 3D MMORPG developed based on an Internet novel with martial arts focused adventure set in a fantasy world. Launched in China in late May 2007, we believe the new feature of time dimension diversifies the game content and increases players' interests in the game environment.

Chi Bi

A 3D MMORPG under development based on the well-known Chinese history over the ancient Three Kingdoms period. The game will be designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Commercial launch is expected in the fourth quarter of 2007.

Hot Dance Party

A 3D online game and our first casual game under development that can be played to a conclusion within a short period of time with a variety of background music choices. Certain community features are planned to be incorporated into this game. We expect to commercially launch the game in the fourth quarter of 2007.

Perfect World II

A 3D MMORPG set in a similar content and graphic background as Perfect World with improved playing method and optimized visual effects. Adopting an item-based revenue model, Perfect World II is the first game we licensed to overseas game operators.

Legend of Martial Arts

A 3D adventure MMORPG based on a popular TV drama series about the story of Chinese swordsmen set in an ancient kingdom.

Perfect World

Our first 3D adventure and fantasy MMORPG with traditional Chinese settings.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until August 19, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Company

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2006, according to a report published by International Data Corporation, or IDC, a leading market research firm. We primarily develop three-dimensional, or 3D, online games based on our proprietary Angelica 3D game engine and game development platform. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. In 2006, we launched our first three self-developed 3D massively multiplayer online role playing games, or MMORPGs, namely, Perfect World, Legend of Martial Arts and Perfect World II. In the first quarter of 2007, these games recorded approximately 237,000 average concurrent users in China. We launched a new self-developed 3D MMORPG, Zhu Xian, in late May 2007.

Our core technology capabilities consist of our proprietary 3D game engine, game development platform and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our game engine enables us to create superior 3D graphics with impressive visual effects and provides the technical foundation for realizing innovative features in the game environment. Our game development platform is built on modularized functions which allow us to shorten the development cycle of our 3D MMORPGs to approximately six months for our most recent games and to update our games frequently with new features.

We have achieved an impressive game development track record. Our Perfect World and Legend of Martial Arts games were the two most popular domestically developed 3D online games in China in 2006 according to IDC. Perfect World was a winner of the “Best 3D Online Games” award, and Legend of Martial Arts was a winner of the “Best Self-Developed Online Games” award, in 2006 at the China Digital Entertainment Exposition and Conference, or ChinaJoy, a leading Chinese online game industry convention. Legend of Martial Arts was awarded as the “Most Favorite Brand Game among College Students” from the Education Management Information Center of the Ministry of Education in 2006. We expect to launch two additional 3D MMORPGs and one casual game, which is a game that can be played to a conclusion within a short period of time, in 2007 and early 2008. We plan to develop more online games, with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II and Zhu Xian, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2006 and the first quarter of 2007, 46.9% and 86.5%, respectively, of our online game operation revenues were generated through this item-based model. We will continue to explore new and innovative business models to maximize our revenues and profit. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 27 third-party distributors of our physical cards and one national distributor of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although most of our revenues are generated in China, we have licensed our games, Perfect World II and Legend of Martial Arts, to leading game operators in 11 and seven countries and regions, respectively, including Japan and Taiwan, and we plan to license our games to more countries and regions. We have grown significantly since our inception, and generated revenues of RMB99.4 million (US$12.9 million) and RMB87.2 million (US$11.3 million) in 2006 and the first quarter of 2007, respectively. We incurred net losses from our inception in 2004 through the end of 2006. Our net loss of RMB27.9 million (US$3.6 million) in 2006 included one-time share-based compensation charges in the amount of RMB37.8 million (US$4.9 million) incurred in the year. We achieved net income of RMB40.0 million (US$5.2 million) in the first quarter of 2007.

Industry Background

Online games are electronic games played over the Internet. They can be played individually or in large groups of players simultaneously in the same game who interact in a game world. China is a key online game market in the Asia-Pacific region and has substantial growth potential. According to IDC, China’s online game revenues reached US$816 million in 2006, representing a 73.5% increase over 2005. IDC predicts that China’s online game revenues will reach US$3.0 billion by 2011, representing a compound annual growth rate, or CAGR, of 30.2% from 2006 to 2011.

Many factors have supported and we believe are likely to continue to drive the growth in the online game market in China, including the following:

•	increasing Internet, broadband and PC penetration;

•	online games as an attractive form of entertainment relative to other forms of entertainment;

•	low entry cost and convenience of play for users; and

•	high degree of user loyalty.

Many players in China view online games as an attractive form of entertainment and desire to have more personalized, customizable and interactive game experiences. In addition, there has been a noticeable trend towards development and operation of 3D online games in China, as 3D games provide a more realistic representation of real-life objects and can depict more complex activities. Domestically developed online games have shown strong competitive advantages in China. According to IDC, in 2006, revenues generated from domestically developed online games reached RMB4.2 billion (US$0.5 billion), accounting for 64.8% of the total online game revenues in China.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	leading market position in 3D online games in China;

•	powerful technology capabilities, consisting of our proprietary Angelica 3D game engine, powerful game development platform, flexible hardware requirements and anti-cheating expertise;

•	creative utilization of extensive local knowledge and experience to design, market and distribute games;

•	strong and consistent operations; and

•	experienced management team and game development personnel.

Our Strategies

Our goal is to become one of the leading online game companies in the world. Our primary growth strategies include:

•	further expand and diversify our game portfolio;

•	enhance user experience to increase monetization of our games;

•	increase our focus on international expansion;

•	strengthen leading-edge technology through continuous research and development; and

•	pursue strategic acquisitions, partnerships and alliances.

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including those relating to:

•	our limited operating history;

•	our dependence on three MMORPGs for substantially all of our revenues;

•	our ability to develop and operate new games that are commercially successful;

•	the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere;

•	our ability to protect our intellectual property rights;

•	our ability to respond to competitive pressure, including competition that arises from new games introduced by our competitors and other forms of entertainment;

•	our ability to maintain an effective system of internal control over financial reporting; and

•	regulatory environment in China.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate History and Structure

We commenced operations through Beijing Perfect World Network Technology Co., Ltd., or PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd., or Perfect World, was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed Beijing Perfect World Software Co., Ltd., or PW Software, our wholly-owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its shareholders, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, we have the ability to effectively control PW Network’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity, or VIE, of our company under generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, we consolidate PW Network’s results of operations, assets and liabilities in our financial statements. PW Network is considered as our predecessor company. Since both we and PW Network are under common control, our consolidated financial statements reflect this reorganization as a transaction between entities under common control and have been prepared as if the reorganized corporate structure had been in existence throughout all the periods presented. See “Corporate History and Structure” for a description of the contractual arrangements among PW Software, PW Network and its equity owners. If PW Network and/or its equity owners breach the contractual arrangements with us, we may not be able to continue to effectively control PW Network’s operations and remain to be its primary beneficiary. For example, PW Network may distribute dividends to its equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements. In such case, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The following diagram illustrates our corporate structure.

—➢	Beneficial Interest

×---➢	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Corporate History and Structure.”

×…➢	Contractual arrangements including a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Corporate History and Structure.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, who is a holder of our ordinary shares, and 5.59% owned by Mr. Di He, our vice president and chief technology officer and a holder of our ordinary shares.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su and 35.72% owned by Mr. Furui Chen, both of whom are ultimate owners of our ordinary shares, and 4.28% owned by Mr. Di He, our vice president and chief technology officer and a holder of our ordinary shares. See “Principal and Selling Shareholders.”

Corporate Information

Our principal executive offices are located at 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is (8610) 5885-8555. Our registered office in the Cayman Islands is located at the offices of M&C Corporate

Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is http://www.wanmei.com. The information contained on this website and our other websites is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 1,770,000 additional ADSs representing 8,850,000 Class B ordinary shares;

•

conversion of all outstanding Series A convertible preferred shares into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares immediately prior to the closing of this offering; and

•	all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007.

Except where the context otherwise requires and for purposes of this prospectus only:

•

“we,” “us,” “our company,” “our” and “Perfect World” refer to Perfect World Co., Ltd., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include PW Network, a variable interest entity of our company; see “Corporate History and Structure;”

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“PW Software” refers to Beijing Perfect World Software Co., Ltd.;

•	“PW Network” refers to Beijing Perfect World Network Technology Co., Ltd.;

•	“SAIF” refers to SB Asia Investment Fund II L.P., a holder of our Series A convertible preferred shares, and its affiliates;

•

monthly “average concurrent users,” or “ACU,” of any of our games operated in China is determined as follows: we first determine the number of users logged on to the game at 5-minute intervals, then average that data over the course of a day to derive the daily average; the daily average data are averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “average concurrent users,” or “ACU,” of any of our games operated in China is the average of monthly average concurrent users of such game during the quarterly period;

•

quarterly “active paying customers,” or “APC,” is the aggregate number of accounts for our games operated in China under the item-based revenue model that have been charged at least once during the quarterly period;

•

quarterly “average revenue per user,” or “ARPU,” is our total online game operation revenues derived from operating in China our online games that use the item-based revenue model during the quarterly period divided by the quarterly active paying customers of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents five Class B ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

THE OFFERING

Offering price	US$16.00 per ADS.

ADSs offered by us	9,000,000 ADSs.

ADSs offered by the selling shareholders	2,800,000 ADSs.

ADSs outstanding immediately after this offering	11,800,000 ADSs (or 13,570,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	279,285,720 shares, comprised of (i) 91,309,730 Class A ordinary shares, par value US$0.0001 per share, and (ii) 187,975,990 Class B ordinary shares, par value US$0.0001 per share. (1)

Ordinary shares

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to 10 votes on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to one vote on all matters subject to shareholders’ vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

The ADSs	Each ADS represents five of our Class B ordinary shares, par value US$0.0001 per share. The ADSs will be evidenced by American depositary receipts, or ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option

Certain existing shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,770,000 additional ADSs from these shareholders.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$131.3 million. We plan to use the net proceeds we receive from this offering to expand our research and development efforts and for other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up

We, our directors and executive officers and all our existing shareholders and certain option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. See “Underwriting” for more information.

Listing

The ADSs have been approved for listing on the Nasdaq Global Market under the symbol “PWRD.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 944,000 ADSs to our directors, officers, employees, business associates and related persons through a directed share program.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	Deutsche Bank Trust Company Americas.

(1) The number of ordinary shares that will be outstanding immediately after this offering:

•

assumes the conversion of all outstanding Series A convertible preferred shares into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares immediately prior to the completion of this offering;

•	excludes 16,986,620 Class B ordinary shares issuable upon the exercise of options outstanding as of July 11, 2007, at a weighted average exercise price of US$0.26 per share; and

•	excludes 15,158,380 Class B ordinary shares reserved for future issuances under our share incentive plan.

Our Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data and cash flow data for the period from March 10, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data and cash flow data for the three months ended March 31, 2006 and 2007 and the summary consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007. You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,			For the Three Months Ended March 31,
		2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	—	98,392	12,740	9,138	76,575	9,915
Overseas licensing revenues	—	—	1,014	131	—	10,579	1,370
Total revenues	—	—	99,406	12,871	9,138	87,154	11,285
Cost of revenues	—	—	(24,604)	(3,186)	(3,053)	(19,196)	(2,486)
Gross profit	—	—	74,802	9,685	6,085	67,958	8,799
Operating expenses(1)	(6,875)	(29,563)	(102,253)	(13,240)	(10,433)	(25,996)	(3,366)
Operating (loss) income	(6,875)	(29,563)	(27,451)	(3,555)	(4,348)	41,962	5,433
(Loss) income before tax	(6,812)	(29,434)	(27,742)	(3,592)	(4,324)	42,061	5,446
Net (loss) income	(6,812)	(29,434)	(27,945)	(3,618)	(4,324)	40,012	5,181
Series A convertible preferred shares accretion	—	—	(1,834)	(238)	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(132)	—	(767)	(99)
Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	(3,988)	(4,324)	39,245	5,082
Net (loss) income per ordinary share
Basic	(0.05)	(0.20)	(0.21)	(0.03)	(0.03)	0.25	0.03
Diluted	(0.05)	(0.20)	(0.21)	(0.03)	(0.03)	0.16	0.02
Net (loss) income per ADS
Basic	(0.23)	(0.99)	(1.02)	(0.13)	(0.15)	1.27	0.16
Diluted	(0.23)	(0.99)	(1.02)	(0.13)	(0.15)	0.82	0.11
Weighted average number of ordinary shares used in per share calculations:
Basic	148,571,430	148,571,430	150,403,134	150,403,134	148,571,430	154,285,720	154,285,720
Diluted	148,571,430	148,571,430	150,403,134	150,403,134	148,571,430	242,951,028	242,951,028

(1)	Included share-based compensation expenses of RMB38,180,653 (US$4,943,631) for the year ended December 31, 2006, of which RMB30,300,487 (US$3,923,307) was a one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006, and RMB7,508,775 (US$972,236) was a one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,			For the Three Months Ended March 31,
		2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(11,487)	(8,054)	66,950	8,669	(2,119)	62,776	8,128
Net cash used in investing activities	(642)	(2,545)	(11,577)	(1,499)	(113)	(4,650)	(602)
Net cash provided by financing activities	15,000	12,000	42,511	5,504	1,000	127	16

	As of December 31, 2006		As of March 31, 2007
	Actual		Actual		As adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	101,357	13,124	159,263	20,621	1,173,425	151,935
Total assets	127,530	16,512	190,407	24,654	1,204,569	155,968
Total liabilities	84,030	10,880	106,269	13,760	106,269	13,760
Series A convertible preferred shares	61,797	8,001	61,797	8,001	—	—
Total shareholders’ equity	43,500	5,632	84,138	10,894	1,098,300	142,208

(1)	Our consolidated balance sheet data as of March 31, 2007 is adjusted to give effect to (i) the automatic conversion of all of our outstanding Series A convertible preferred shares into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares immediately prior to the closing of this offering and (ii) the issuance and sale of 45,000,000 Class B ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of US$16.00 per ADS, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

The following table presents selected operating data of our games in China for the periods indicated.

	For the Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Selected Operating Data:
ACU (in thousands)(1)	39	44	118	246	237
APC (in thousands)(2)	—	—	26	602	695
ARPU (RMB)(3)	—	—	11.8	76.1	95.3

(1)	Consist of aggregate data from our online game operations in China with respect to all of our games.
(2)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model.
(3)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model. Our total online game operation revenues derived from operating in China our online games using the item-based revenue model, which are used to calculate ARPU, are RMB0.3 million (US$39 thousand), RMB45.8 million (US$5.9 million) and RMB66.3 million (US$8.6 million), respectively, for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004, and launched our first MMORPG, Perfect World, in January 2006. We launched our other three MMORPGs, Legend of Martial Arts, Perfect World II and Zhu Xian, in September 2006, November 2006 and May 2007, respectively. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have incurred net losses in the past and may experience net losses or earnings declines in the future.

We incurred net losses of RMB6.8 million, RMB29.4 million and RMB27.9 million (US$3.6 million) for the period from inception to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. Without taking into account share-based compensation expenses, we expect that our total operating expenses will increase as we experience anticipated growth. We incur significant costs and operating expenses to develop, market and operate a game and may not collect revenues in connection therewith for some time or at all. As a result, any decrease or delay in generating more revenues could result in material operating losses and harm our financial condition.

As we currently depend on three MMORPGs, all of which were launched in 2006, for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

In the first three quarters of 2006, substantially all of our revenues were derived from just one MMORPG, Perfect World, which was launched in January 2006. We launched Legend of Martial Arts and Perfect World II in late September and the end of November 2006, respectively. All of our revenues were derived from these three games in the fourth quarter of 2006 and the first quarter of 2007. We anticipate that these three games will continue to account for a significant percentage of our revenues in 2007. Although we launched a new MMORPG, Zhu Xian, in May 2007, are currently developing two new MMORPGs and a casual game and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the player base of these existing games, any decrease in their popularity in the market due to intensifying competition or other factors;

•	any decrease in or failure to grow the amount of revenues generated from these three games;

•	failure by us to make quality upgrades, enhancements or improvements to these three games in a timely manner; or

•	any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our games.

If we are unable to successfully develop, launch and/or operate additional online games that grow our player base and increase our revenues, our future results of operations will be adversely affected.

In order for our business strategy to succeed over time, we will need to continually develop, launch and operate new online games or license or acquire new games that are commercially successful. We will need to do this to both replace our existing online games as they reach the end of their useful economic lives, which we believe are typically two to three years for most online games, and to meet our growth strategy of operating a larger number of online games that grow our overall player base and increase our revenues.

We are currently in the process of developing two new MMORPGs and a casual game. We plan to invest a significant amount of financial and personnel resources in developing, launching and operating these and other new online games in the future. The success of these new online games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We cannot assure you that the games we develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or with other games operated by us, or commercially successful. In addition, as we introduce new games, some of our existing customers may switch to the new games. If this transfer of players from our existing games does not grow our overall player base and revenues, our growth and profitability may be materially and adversely affected. In the future, we may also license or acquire new games from other game developers. However, we have no track record in operating games licensed or acquired from other developers, and we may not be able to identify appropriate games or enter into arrangements with those developers to offer these games in China, on terms acceptable to us or at all. If we are not able to develop, license or acquire additional online games that are commercially successful and have continuing appeal to players, our future profitability and growth prospects will decline.

We have adopted an item-based revenue model for some of our games, and we intend to adopt this revenue model for our new games. This relatively new revenue model may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for our second, third and fourth MMORPGs, Legend of Martial Arts, Perfect World II and Zhu Xian, respectively. For our first MMORPG, Perfect World, we use a time-based model whereby players are charged for their playing time. Going forward, we intend to adopt the item-based model for new games that we operate.

Under the item-based revenue model, players are able to play the online game free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other online game companies have begun to adopt the item-based model, it is still relatively new compared to the more proven time-based model and results in new risks and uncertainties for us and other online game companies. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track even more closely consumer tastes and preferences, especially in-game spending trends. In addition, the item-based model may cause additional concerns with the PRC regulators, who have recently been trying to implement ways to reduce the amount of time that Chinese youths spend on online games. A model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

Our revenue recognition policy for the item-based games entails our best estimates of the lives of various items associated with each of our item-based games. As we adopted the item-based revenue model only in

November 2006, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for such games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operating history of our item-based games, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We may revise our estimates in the future as we continue to gain operating data and refine our estimation process and results accordingly. Any revised estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Revenue Recognition.”

We face the risks of uncertainties regarding the growth of the online game industry and market acceptance of our online games and in-game items.

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the growth of PC, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

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the availability and popularity of other forms of entertainment, particularly games of console systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in China and other countries in which we market our games;

•	changes in consumer demographics and public tastes and preferences;
•	the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online game market.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, 3D MMORPGs are popular in China. However, there is no assurance that MMORPGs will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects. We must be able to track and respond to these changes in consumer preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, we must be able to track and respond quickly to changes in game preferences and consumer spending trends.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers and third party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.

We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Shanda Interactive Entertainment Limited, or Shanda, The9 Limited, or The9, Netease.com, Inc., or Netease, Kingsoft Corporation, or Kingsoft, and Shanghai ZTGame Co., Ltd., or ZTGame. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we have. Some of our competitors or potential competitors, especially major foreign online game developers, have greater game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of MMORPGs and other online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games.

In addition, our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ games, and we may lose market share. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenues and profitability.

Our failure to anticipate or successfully implement new technologies could render our game engine, game development platform or games uncompetitive or obsolete, and reduce our revenues and market share.

Our proprietary Angelica 3D game engine, game development platform and anti-cheating expertise are critical to our success. The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our development capabilities and our games competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which online game technology has been and will continue to be developed, we may not be able to timely upgrade our game engine or our game development platform in an efficient and cost-effective manner, or at all. New technologies in online game programming or operations could render our technologies, our existing online games or the games that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this prospectus, we have licensed Perfect World II and Legend of Martial Arts to game operators in 11 and seven countries and regions, respectively. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•	difficulties in developing games catering to overseas markets;

•	difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards;

•	difficulties and costs in protecting our intellectual property rights overseas;

•

difficulties and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our games, such as game import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Certain countries in Europe are considering banning the distribution of violent games. Korea also requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. As a result, our international expansion may also be adversely affected by public opinion or government policies overseas.

Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and materially and adversely affect our results of operations.

With the increase in the number of online game players in China, online game operators have increasingly encountered problems arising from the use of unauthorized character enhancements and other hacking or cheating activities. We have from time to time detected a number of players who have gained an unfair in-game advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed built-in detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. Continued occurrences of unauthorized character enhancements and other manipulations may negatively impact the image of our online games and players’ perception of their reliability, decrease the number of players, reduce the players’ interest in purchasing in-game items, shorten the life span of the games and adversely affect our results of operations. Furthermore, once we detect the players who have engaged in hacking or cheating activities, we generally suspend their access to their respective accounts, which may result in significant user dissatisfaction and cause some of these players to cease to play the game altogether.

In addition, our games may be affected by other hacking or cheating activities. For example, on June 11 and June 12, 2007, all four online games that we operated in China encountered a large-scale denial of service attack by a third party, which resulted in constraints in our network capacity. Many players could not get access to our servers during that period to play our games. We cannot assure you that we will be able to defend against these attacks promptly and effectively in the future. Furthermore, we cannot assure you that we will be able to identify and eliminate new unauthorized character enhancements or other hacking or cheating activities in a timely manner, or at all. Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and adversely affect our results of operations. Furthermore, a constant recurrence of these activities may require us to shift our management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to develop and launch new games and grow our business.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amounts of time and resources in developing our Angelica 3D game engine and must continue to protect the technology. We do not hold any patents in China or elsewhere, and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We rely on our licensees for copyright, domain names and trademark protection outside China, although no such protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees are involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. We may also become subject to claims from our customers from time to time. Although we are not aware of any significant pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technologies or games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

Moreover, our results of operations may be materially and adversely affected if our licensors cannot prevail on future intellectual property rights claims brought against them by third parties. We currently derive, and expect to continue to derive, substantial revenues and profits from online games based on intellectual property licensed to us exclusively by third parties. See “Business—Intellectual Property.” Any of our licensors may be subject to intellectual property rights claims with respect to those aspects of the online game licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we might lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the intellectual property, and our results of operations could be materially and adversely affected.

Undetected programming errors or flaws in our games or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which may only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. From time to time, our players informed us of programming flaws affecting their game play experience, which we were generally able to resolve promptly. Furthermore, customer service, including in-game masters, is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers’ expectations. If our games contain programming errors or other flaws, or if we inadvertently delete our customers’ records or otherwise fail to provide effective customer service, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the game experience of our customers, harm our reputation, cause our customers to stop playing our games, and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Network interruptions or loss of critical customer data caused by system failures or other internal or external factors may lead to player attrition and revenue reduction and harm our business and reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. From time to time, our customers in certain locations could not gain access to our online game services for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services or loss of critical customer data, could adversely impact our ability to service our players and lead to player attrition and revenue reduction.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

If our system and network infrastructure fails to operate effectively, our business may be harmed.

We use internally developed software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Furthermore, our network capacity depends on our owned and leased network servers and the communication bandwidth that we lease. Constraints in network capacity could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers, which could, in turn, materially and adversely affect our business and results of operations.

We rely on services from third parties to carry out our businesses, and if there is any interruption or deterioration in the quality of these services, our customers may cease playing our games.

We rely on a network of distributors throughout China for sales of our online game services to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of non-exclusive third party distributors which also distribute games for our competitors. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. In addition, we rely on various Internet data centers to host our servers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution or services on a timely basis or on terms favorable to us or at all.

We could be liable for breaches of security of our website and third party online payment channels, which may have a material adverse effect on our reputation and business.

Currently, a portion of our online game operation revenues are generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our website as well, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. In the meantime, the associated online crime will likely increase as well and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items.

We have experienced and may continue to experience fluctuations in quarterly operating results.

Our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future due to a variety of factors, including the demand for our products and services and our competitors’ products and services, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. For example, our operating results in the third quarter of 2006 were affected by summer holidays, when many students spent less time playing online games.

As an online game operator, our revenues in any quarter are substantially dependent on the amount of the game playing time spent by our players in that quarter and, in connection with our item-based revenue model, the amount of in-game items purchased, which is influenced by the overall game playing time and price of the items. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the relative newness of our online games and adoption of the item-based model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Future acquisitions or alliances may have an adverse effect on our business.

Selective acquisitions of online game development and operating companies and alliances with key players in the online game industry and other related industry sectors form part of our strategy to further expand our business. However, our ability to grow through future acquisitions or alliances, such as joint ventures, will depend on the availability of suitable acquisition targets or joint venture partners at reasonable terms, our ability to compete effectively to attract these targets or partners, the availability of financing to complete larger acquisitions or joint ventures, and our ability to obtain any required governmental approvals.

Future acquisitions could also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. We lack experience in identifying, financing or completing large acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our vice president and chief technology officer, Mr. Qing Li, our vice president and chief design officer, and Mr. Qi Zhu, our vice president who is in charge of operations. We do not maintain key-man life insurance for any of our key executives. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. Our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key employees, our business may be adversely affected.

We will need to hire and retain additional qualified employees, particularly experienced game development personnel with expertise in the online game industry. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

During the course of the preparation and external audit of our consolidated financial statements for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm noted a material weakness and a significant deficiency in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

Prior to this offering, we have been a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. During the course of the preparation and external audit of our consolidated financial statements for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm noted a material weakness and a significant deficiency in our internal control over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. The material weakness observed is our lack of sufficient competent staff to perform period end reporting procedures, to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in material audit adjustments and corrections to our financial statements. The significant deficiency observed is that we lacked adequate control over program development and program change within our revenue billing and recognition systems. As a result, it would be possible for erroneous code to be distributed to the revenue billing and recognition systems, which could negatively impact management’s ability to properly initiate and record basic transactional data that are relied upon in generating revenue figures.

Following the identification of this material weakness and significant deficiency, we undertook certain remedial steps to address them, including hiring additional accounting staff and training our new and existing accounting staff. However, the implementation of these measures may not fully address the material weakness and significant deficiency in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate this material weakness and significant deficiency and other deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If, however, we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, could be materially and adversely affected.

We will be subject to the reporting obligations under the U.S. securities laws following this offering. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2007, there have been reports on the occurrences of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

If tax benefits currently available to PW Software and PW Network are reduced or repealed, our business and results of operations could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under current PRC rules and policies, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption from either its first year of operation or, if it is incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. PW Network is currently qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoying preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. We expect 2007 and 2008 to be the first two years during which PW Network will have cumulative taxable income. Therefore, PW Network is expected to be exempted from EIT in 2007 and 2008 and be subject to a 7.5% EIT rate from 2009 to 2011. PW Software is currently qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoying preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and has elected to be exempted from EIT from 2007 to 2009 and be subject to a 7.5% EIT rate from 2010 to 2012. However, such qualifications are subject to an annual or biennial assessment by the relevant government authority in China. There is no assurance that PW Software and PW Network will continue to meet the qualifications or that the relevant government authority will not revoke their “software enterprise” or “high and new technology enterprise” status.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which foreign invested enterprises, or FIEs, such as our subsidiary, PW Software, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, PW Network and PW Software will continue to be entitled to the preferential tax treatments currently enjoyed by them during such transition period. The new tax law, however, does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, we cannot assure you that PW Network or PW Software will be classified as a “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and continue to be entitled to the preferential EIT rate of 15% after the transition period expires. Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of value-added tax, or VAT, that exceeds 3% of its sales proceeds. Moreover, PW Software is entitled to an exemption from business tax with respect to the game development business and related technology consultancy services that it engages in, which falls within the definition of technology development business. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

On September 6, 2006, our shareholders amended and restated our memorandum and articles of association to provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We will issue Class B ordinary shares represented by our ADSs in this offering. Some of our existing shareholders, including our founders, directors and officers, will continue to hold our Class A ordinary shares, and our outstanding Series A convertible preferred shares will convert into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares immediately prior to the closing of this offering. Upon the completion of this offering, holders of our outstanding Class A ordinary shares will represent 82.9% of our aggregate voting power, and holders of our outstanding Class B ordinary shares will represent 17.1% of our aggregate voting power, assuming no exercise of the underwriters’ over-allotment option. We intend to maintain the dual-class ordinary share structure after the closing of this offering. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

Due to the disparate voting powers attached to these two classes, our existing shareholders will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our principal shareholders and their affiliated entities will own approximately 56.1% of our outstanding ordinary shares, representing approximately 81.8% of our voting power due to our dual-class ordinary share structure. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on PW Network to hold and maintain the licenses necessary to operate our online games in China. PW Network is a Chinese company controlled by Beijing Shiji Xiangshu Technology Co., Ltd., a PRC company controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements, see “Corporate History and Structure” and “Related Party Transactions.” Under the equity pledge agreement, the shareholders of PW Network pledged their equity interests in PW Network to PW Software. Such pledge was duly created by recording the pledge on PW Network’s register of shareholders in accordance with the PRC Collateral Law, and is currently effective. However, according to the PRC Property Rights Law to be effective as of October 1, 2007, the effectiveness of such pledge will be denied if the pledge is not registered with the relevant administration for industry and commerce. PW Software applied for such registration, but the application was denied as no registration procedures were available. PW Software will continue to endeavor to register such pledge when the administration for industry and commerce implements registration procedures in accordance with PRC Property Rights Law in the future. We cannot assure you that PW Software will be able to register the pledge on or prior to October 1, 2007, and if PW Software is unable to do so, the effectiveness of such pledge may be affected.

A circular issued by the Ministry of Information Industry, or MII, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MII, but have not been able to get a definitive answer as to the applicability of the above circular to our corporate structure and to the enforcement and performance of the contractual arrangements between PW Software, PW Network and its shareholders.

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of each of PW Software and PW Network are in compliance with all existing PRC laws and regulations, and (ii) each contract under PW Software’s contractual arrangements with PW Network and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the above MII circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MII circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking PW Software’s business license or PW Network’s business or operating license, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

PW Software’s contractual arrangements with PW Network may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with PW Network were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by PW Network, which could adversely affect us by (i) increasing PW Network’s tax liability without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to PW Network for underpaid taxes; or (ii) limiting the ability of PW Software or PW Network to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with PW Network and its equity owners may not be as effective in providing control over PW Network as direct ownership of PW Network.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with PW Network and its equity owners that provide us with effective control over PW Network. We depend on PW Network to hold and maintain certain licenses necessary for our online game business. PW Network also owns all of the intellectual property, facilities and other assets relating to the operation of our online games, and employs the personnel for our online game operation and distribution. We have no ownership interest in PW Network. Although we have been advised by King & Wood, our PRC legal counsel, that each contract under PW Software’s contractual arrangements with PW Network is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over PW Network as direct ownership of PW Network. In addition, PW Network or its equity owners may breach the contractual arrangements. For example, PW Network may distribute dividends to its equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements.

PW Network is wholly-owned by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., which are companies controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and several other shareholders of our company. Conflicts of interest between their duties to our company and to PW Network may arise. We cannot assure you that when conflicts of interest arise, the ultimate equity owners of PW Network will act completely in our interests or that conflicts of interest will be resolved in our favor. These ultimate equity owners could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others.

In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Risks Related to Doing Business in China

Our business may be adversely affected by public opinions and government policies and regulations in China.

Due to the high degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players in China.

In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. The item-based model that we adopted for our more recent games, Legend of Martial Arts, Perfect World II and Zhu Xian, may raise additional concerns with the PRC regulators who may find that a model that does not charge for time is inconsistent with the goal of reducing the overall playing time of young game players. As this is a relatively new revenue model for online games in China, it is uncertain how the PRC government authorities will react to the model and its effect on overall playing time.

The implementation of the aforementioned systems and regulations may discourage or otherwise prevent or restrict our young and other customers from playing our online games, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. If we fail to implement these systems timely and successfully, the relevant government authorities may have broad discretion in dealing with our noncompliance, including rejecting our application for the operation of new games, suspending our online game operations and revoking our relevant licenses. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, this will create serious challenges for our business and growth if the Chinese government authorities continue to more stringently regulate Internet cafés, including possibly closing a significant number of Internet cafés or reducing the hours that they are allowed to operate. See “—Our business may be adversely affected by public opinions and government policies and regulations in China.” In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our players may decrease and the growth of our player base may be materially impeded.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MII. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the online game industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MII, the GAPP, the Ministry of Culture

and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, such as PW Network, must obtain an ICP license in order to engage in any commercial ICP operations within China. An online game operator must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We do not hold an Internet publishing license as the issuance of such licenses has been suspended by the GAPP. We cannot assure you that we will be able to obtain an Internet publishing license if and when the issuances of such licenses are resumed. The online games we currently offer are published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II and Zhu Xian, will expire on April 29, 2009, September 5, 2009, November 2, 2009 and April 6, 2010, respectively. Upon expiration of each agreement, we will be required to either negotiate a renewal or new agreement with that publisher or enter into a new agreement with a different qualified publisher, and there is no assurance that we will be able to do so. In addition, the current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games has been filed with the GAPP. If this practice is challenged by the GAPP or if we are unable to obtain a renewal or new agreement with a qualified publisher upon expiration of our existing agreements, or if we fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. While we believe that we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their website or is stored in its electronic bulletin service system, they shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content in our online games and on our websites, and keep records and report to relevant authorities, which may reduce our player base, the amount of time our games are played or the purchases of in-game items. This would have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our online games and websites, including a suspension or shutdown of our operations.

If we are required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market, this offering could be delayed until we obtain the approval.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006.

This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure;

•

In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, and that our holding company, Perfect World Co., Ltd., was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the Class B ordinary shares, or the listing and trading of our ADSs on the Nasdaq Global Market; and

•	The issuance and sale of the ADSs and the Class B ordinary shares and the listing and trading of the ADSs on the Nasdaq Global Market do not conflict with or violate this new PRC regulation.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary or our VIE, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary and affiliated entity incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network to honor its agreements with us.

Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We rely on dividends paid by our Chinese subsidiary, PW Software, for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PW Software is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. PW Software is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if PW Software incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current PRC tax law, dividend payments to foreign investors made by FIEs are exempt from PRC withholding tax. Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, however, dividends payable by a FIE to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by PW Software.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 30, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in

U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, PW Software is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiary and affiliated entity in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiary and affiliated entity in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online game industry;

•	changes in the economic performance or market valuations of other online game companies;

•	announcements by us or our competitors of new products or services, new revenue models, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the initial public offering price of US$16.00, you will incur immediate dilution of US$13.46 per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options we may grant from time to time.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will, upon the expiration of the lock-up period, have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We have not allocated the majority of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007 or for the foreseeable future. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development and launch of additional MMORPGs or other online games;

•	our various initiatives to implement our business strategies;

•	our future business development, results of operations and financial condition;

•	our planned use of proceeds;

•	the expected growth of and change in the online game industry in China; and

•	the Chinese government policies relating to the Internet and Internet content providers, including online game developers and operators.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains data related to the online game market in several countries, including China. This market data, including data from IDC, includes projections that are based on a number of assumptions. The online game market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the online game market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$131.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use approximately US$12 million of the net proceeds from this offering to expand our research and development efforts and use the remaining amount for other general corporate purposes, including capital expenditures and funding possible future acquisitions.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in short-term bank deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from PW Software, our subsidiary in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on an as adjusted basis to reflect the automatic conversion of all of our outstanding Series A convertible preferred shares into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares automatically upon the closing of this offering, and the sale of 45,000,000 Class B ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$16.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007
	Actual		As adjusted
	RMB	US$	RMB	US$
	( in thousands)
Shareholders’ equity:

Ordinary shares, US$0.0001 par value, 420,000,000 shares authorized; 154,285,720 Class A ordinary shares and nil Class B ordinary shares issued and outstanding on an actual basis, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding on an as adjusted basis	123	16	223	29

Series A convertible preferred shares, US$0.0001 par value, 80,000,000 shares authorized, issued and outstanding on an actual basis, nil shares issued and outstanding on an as adjusted basis	61,797	8,001	—	—
Additional paid-in capital	46,397	6,008	1,122,256	145,310
Statutory reserves	161	21	161	21
Accumulated deficit	(24,340)	(3,152)	(24,340)	(3,152)

Total shareholders’ equity	84,138	10,894	1,098,300	142,208

Total capitalization	84,138	10,894	1,098,300	142,208

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our Series A convertible preferred shares and the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of March 31, 2007 was approximately RMB81.7 million (US$10.6 million), or RMB0.53 (US$0.07) per ordinary share, and US$0.34 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding Series A convertible preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2007, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$16.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and the conversion of all outstanding Series A convertible preferred shares into ordinary shares upon the completion of this offering, our adjusted net tangible book value as of March 31, 2007 would have been RMB1,095.8 million (US$141.9 million), or RMB3.92 (US$0.51) per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and RMB19.62 (US$2.54) per ADS. This represents an immediate increase in net tangible book value of US$0.44 per ordinary share and US$2.20 per ADS, to the existing shareholders, and an immediate dilution in net tangible book value of US$2.69 per ordinary share and US$13.46 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

Initial public offering price per ordinary share	US$	3.20
Initial public offering price per ADS	US$	16.00
Net tangible book value per ordinary share as of March 31, 2007	US$	0.07
Increase in net tangible book value per ordinary share attributable to this offering	US$	0.44
Adjusted net tangible book value per ordinary share after giving effect to the conversion of all outstanding preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering	US$	0.51

Dilution in net tangible book value per ordinary share to new investors in this offering	US$	2.69

Dilution in net tangible book value per ADS to new investors in this offering	US$	13.46

The following table summarizes, on an as adjusted basis, as of March 31, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$16.00 per ADS before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration			Average Price Per Ordinary share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	234,285,720	84%	US$	7,016,429	5%	US$	0.03	US$	0.15
New investors	45,000,000	16%	US$	144,000,000	95%	US$	3.20	US$	16.00

Total	279,285,720	100%	US$	151,016,429	100%

The discussion and tables above also assume no exercise of any outstanding stock options. As of July 11, 2007, there were 16,986,620 Class B ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.26 per share, and there were 15,158,380 Class B ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.7232 to US$1.00, the noon buying rate in effect as of March 30, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 25, 2007, the noon buying rate was RMB7.5596 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July (through July 25)	7.5596	7.5774	7.6055	7.5580

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. The majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

King & Wood has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced operations through PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World, was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed PW Software, our wholly-owned subsidiary in China.

PRC laws currently restrict foreign ownership of the online game business. To comply with PRC laws, we conduct our online game operation and distribution businesses through PW Network. In September 2006, we entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and employment relationships with certain personnel to us and we provide technical support and research and development services to PW Network. Through these contractual arrangements, we also have the ability to effectively control PW Network’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a VIE of our company under U.S. GAAP. Accordingly, we consolidate PW Network’s results, assets and liabilities in our financial statements. PW Network is considered as our predecessor company. Since both we and PW Network are under common control, our consolidated financial statements reflect this reorganization as a transaction under common control and have been prepared as if the reorganized corporate structure had been in existence throughout all the periods presented. If PW Network and/or its equity owners breach the contractual arrangements with us, we may not be able to continue to effectively control PW Network’s operations and remain to be its primary beneficiary. For example, PW Network may distribute dividends to its equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements. In such case, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of each of PW Software and PW Network are in compliance with all existing PRC laws and regulations, and (ii) each contract under PW Software’s contractual arrangements with PW Network and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect.

Corporate Structure

The following diagram illustrates our corporate structure.

—➢	Beneficial Interest

×---➢	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement.

×…➢	Contractual arrangements including a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney.

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, who is a holder of our ordinary shares, and 5.59% owned by Mr. Di He, our vice president and chief technology officer and holder of our ordinary shares.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su and 35.72% owned by Mr. Furui Chen, both of whom are ultimate owners of our ordinary shares, and 4.28% owned by Mr. Di He, our vice president and chief technology officer and a holder of our ordinary shares. See “Principal and Selling Shareholders.”

Contractual Arrangements with PW Network and its Equity Owners

Under PRC laws, each of PW Software and PW Network is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between PW Software and PW Network, PW Network does not transfer any other funds generated from its operations to

PW Software. PW Software’s relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network’s online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays to PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, PW Network exclusively engages PW Software to develop software for PW Network’s operation. PW Network owns the intellectual property rights developed by PW Software, but PW Software is entitled, free of charge, to use and license to third parties such intellectual property rights. PW Network pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

Business Operation Agreement. Under the business operation agreement among PW Software, PW Network and the shareholders of PW Network, PW Software provides guidance and advice on PW Network’s daily operations and financial management systems. The shareholders of PW Network must elect the candidates recommended by PW Software as PW Network’s directors, and procure the appointment of PW Network’s senior executives as per PW Software’s designation. Moreover, PW Network and its shareholders agree that without the prior consent of PW Software, PW Network will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Network, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Network is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Network. This agreement is effective until March 9, 2024 or the early termination by PW Software.

Call Option Agreement. Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

Equity Pledge Agreement. Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network’s performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software’s interest. This agreement is effective until March 9, 2024.

Power of Attorney. Each equity owner of PW Network has executed a power of attorney to appoint PW Software as its attorney-in-fact to exercise all of its rights as equity owner of PW Network, including voting rights and the rights to transfer any or all of its equity interest in PW Network. The appointment of PW Software as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of PW Software.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results and selected operating data for the three months ended June 30, 2007 compared to our selected unaudited consolidated financial results and selected operating data for the three months ended June 30, 2006 and March 31, 2007, respectively. Results for the second quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	Three Months Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	(in RMB thousands)
Selected Consolidated Statement of Operations Data
Revenues:
Online game operation revenues	15,914	76,575	111,528
Overseas licensing revenues	—	10,579	18,179

Total revenues	15,914	87,154	129,707
Cost of revenues	(3,912)	(19,196)	(25,762)

Gross profit	12,002	67,958	103,945
Operating expenses:
Research and development expenses	(4,389)	(6,951)	(10,900)
Sales and marketing expenses	(3,864)	(15,308)	(32,289)
General and administrative expenses	(1,473)	(3,737)	(6,292)

Total operating expenses	(9,726)	(25,996)	(49,481)

Operating income	2,276	41,962	54,464
Income tax expense	—	(2,049)	(2,892)
Net income	2,290	40,012	52,361
Net income per ordinary share:
Basic	0.02	0.25	0.33
Diluted	0.02	0.16	0.21
Net income per ADS:
Basic	0.08	1.27	1.67
Diluted	0.08	0.82	1.06
Weighted average number of ordinary shares used in per ordinary share calculations:
Basic	148,571,430	154,285,720	154,285,720
Diluted	148,571,430	242,951,028	246,869,700
Share-based compensation expenses included in:
Cost of revenues	—	(27)	(31)
Research and development expenses	—	(278)	(367)
Sales and marketing expenses	—	(36)	(233)
General and administrative expenses	—	(158)	(563)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	3,734	159,263	236,167
Total assets	10,257	190,407	303,055
Advance from customers	3,973	24,942	32,222
Deferred revenues	6,126	60,540	80,409
Total liabilities	33,537	106,269	165,564
Total shareholders’ equity	(23,280)	84,138	137,491

Selected Operating Data:
ACU (in thousands)(1)	44	237	446
APC (in thousands)(2)	—	695	1,036
ARPU (RMB)(3)	—	95.3	98.0

(1)	Consist of aggregate data from our online game operations in China with respect to all of our games.
(2)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model.
(3)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model. Our total online game operation revenues derived from operating in China our online games using the item-based revenue model, which are used to calculate ARPU, are RMB66.3 million and RMB 101.6 million, respectively, for the quarters ended March 31, 2007 and June 30, 2007.

In the three months ended June 30, 2007, our revenues increased to RMB129.7 million from RMB15.9 million for the same period in 2006. The increase was primarily attributable to our operations of three MMORPGs launched after the second quarter of 2006, namely Legend of Martial Arts, Perfect World II and Zhu Xian. In the three months ended June 30, 2007, our games recorded approximately 446,000 average concurrent users, a significant increase from approximately 44,000 for the same period in 2006. The increase in our revenues was also attributable to our overseas licensing revenues of RMB18.2 million in the three months ended June 30, 2007, as Perfect World II was launched in several overseas countries and regions in the last quarter of 2006 and the first quarter of 2007. Our cost of revenues also increased to RMB25.8 million for the three months ended June 30, 2007, from RMB3.9 million for the same period in 2006, primarily because of significant expansion of our operations. Our gross profit increased to RMB103.9 million for the three months ended June 30, 2007, from RMB12.0 million for the same period in 2006. The increase in our revenues outpaced the increase in our cost of revenues primarily due to greater economies of scale resulted from operating more games. As a result, our gross margin increased to 80.1% for the three months ended June 30, 2007, from 75.4% for the same period in 2006.

In the three months ended June 30, 2007, our revenues increased by RMB42.5 million to RMB129.7 million from RMB87.2 million in the three months ended March 31, 2007. The increase was primarily attributable to (i) our operations of our fourth MMORPG, Zhu Xian, which was launched in late May 2007, (ii) the increase in our revenues derived from operating Perfect World II in China, and (iii) the increase in our overseas licensing revenues. In the three months ended June 30, 2007, our games recorded approximately 446,000 average concurrent users, compared to approximately 237,000 for the previous quarter. ARPU of our item-based games in the three months ended June 30, 2007 was RMB98.0, a 2.8% increase from RMB95.3 in the previous quarter. In the three months ended June 30, 2007, our overseas licensing revenues increased to RMB18.2 million from RMB10.6 million in the three months ended March 31, 2007, as our game Perfect World II was launched in Vietnam in February 2007, in Malaysia and Singapore in March 2007 and in Japan in April 2007, respectively, and we recorded more licensing revenues from these countries. Our cost of revenues also increased to RMB25.8 million for the three months ended June 30, 2007, from RMB19.2 million for the three months ended March 31, 2007, primarily because of expansion of our operations. Our gross profit increased to RMB103.9 million for the three months ended June 30, 2007, from RMB68.0 million for the three months ended March 31, 2007. The increase in our revenues outpaced the increase in our cost of revenues primarily due to greater economies of scale resulted from the increase in our revenues described above. As a result, our gross margin increased to 80.1% for the three months ended June 30, 2007, from 78.0% for the three months ended March 31, 2007.

For the three months ended June 30, 2007, our total operating expenses were RMB49.5 million, including RMB1.2 million of share-based compensation expenses in connection with the options and restricted shares granted to certain employees. The increase in our operating expenses was primarily due to our expanded operations as compared to the same period in 2006 and the first quarter of 2007. Compared to the three months ended March 31, 2007, our operating expenses increased by 90.3% in the three months ended June 30, 2007, primarily attributable to (i) an increase of our sales and marketing expenses for existing games and for the promotion of our game Zhu Xian launched in late May 2007, (ii) an increase in our research and development expenses primarily due to our hiring more research and development personnel, (iii) an increase in our general and administrative expenses primarily due to our hiring more management level general and administrative personnel in March and April 2007 and the associated share-based compensation expenses, and (iv) a one-time special bonus to all employees.

For the three months ended June 30, 2007, our income tax expense increased to RMB2.9 million from RMB2.0 million for the three months ended March 31, 2007, primarily due to more withholding taxes we incurred on our overseas increasing revenues in various jurisdictions outside China.

As a result of the foregoing, our net income increased to RMB52.4 million for the three months ended June 30, 2007, compared to RMB2.3 million for the same period in 2006 and RMB40.0 million for the first quarter in 2007. Our net margin amounted to 40.4% for the three months ended June 30, 2007, compared to 14.4% for the same period in 2006 and 45.9% for the first quarter of 2007. Our net margin decreased in the second quarter of 2007 from the first quarter of 2007, primarily due to the increase in our expenses as described above.

We filed a trademark application for the Chinese name of our game under development, Chi Bi, under Category 41, which includes online game, with the Trademark Office of the State Administration for Industry and Commerce in China, or the Trademark Office, in October 2006. As of the date hereof, we are not aware, through our trademark search of publicly available sources and our PRC counsel’s trademark search with the Trademark Office, that the Chinese name of Chi Bi, which is , has been preliminarily approved as a registered trademark relating to online game under Category 41 in China.

Subsequent to the pricing on July 25, 2007, we became aware that another online game company based in China claimed that it owns more than 10 classes of trademarks of “Chibi” in four key categories, including “online game” and “game,” in China and also owns full intellectual property rights of “Chibi,” a self-developed 3D online game. The above claim does not relate to any of our existing games or other games under development.

We believe that our Chi Bi game under development and the proposed trademark related to the game do not infringe upon any third party’s rights and that the above claim will not have any material effect on our business. However, if our trademark or other intellectual property rights with respect to our Chi Bi game under development were found to violate any third party’s rights, our business and results of operations could be adversely affected. See “Risk Factors-Risks Related to our Business-We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business” in the Prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2004 has been derived from our audited consolidated balance sheet which is not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007. You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,			For the Three Months Ended March 31,
		2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Online game operation revenues	—	—	98,392	12,740	9,138	76,575	9,915
Overseas licensing revenues	—	—	1,014	131	—	10,579	1,370

Total revenues	—	—	99,406	12,871	9,138	87,154	11,285
Cost of revenues	—	—	(24,604)	(3,186)	(3,053)	(19,196)	(2,486)
Gross profit	—	—	74,802	9,685	6,085	67,958	8,799
Operating expenses:
Research and development expenses	(6,043)	(15,151)	(18,889)	(2,446)	(3,860)	(6,951)	(900)
Sales and marketing expenses	(176)	(12,904)	(37,496)	(4,855)	(5,248)	(15,308)	(1,982)
General and administrative expenses	(656)	(1,508)	(45,868)	(5,939)	(1,325)	(3,737)	(484)

Total operating expenses	(6,875)	(29,563)	(102,253)	(13,240)	(10,433)	(25,996)	(3,366)

Operating (loss) income	(6,875)	(29,563)	(27,451)	(3,555)	(4,348)	41,962	5,433

Other income (expense):
Interest income	64	14	321	42	5	454	59
Others, net	(1)	115	(612)	(79)	19	(355)	(46)
Income tax expense	—	—	(203)	(26)	—	(2,049)	(265)

Net (loss) income	(6,812)	(29,434)	(27,945)	(3,618)	(4,324)	40,012	5,181

Series A convertible preferred shares accretion	—	—	(1,834)	(238)	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(132)	—	(767)	(99)

Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	(3,988)	(4,324)	39,245	5,082

Net (loss) income per ordinary share:
Basic	(0.05)	(0.20)	(0.21)	(0.03)	(0.03)	0.25	0.03
Diluted	(0.05)	(0.20)	(0.21)	(0.03)	(0.03)	0.16	0.02
Net (loss) income per ADS:
Basic	(0.23)	(0.99)	(1.02)	(0.13)	(0.15)	1.27	0.16
Diluted	(0.23)	(0.99)	(1.02)	(0.13)	(0.15)	0.82	0.11
Weighted average number of ordinary shares used in per ordinary share calculations:
Basic	148,571,430	148,571,430	150,403,134	150,403,134	148,571,430	154,285,720	154,285,720
Diluted	148,571,430	148,571,430	150,403,134	150,403,134	148,571,430	242,951,028	242,951,028

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,			For the Three Months Ended March 31,
		2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in:
Cost of revenues	—	—	(9)	(1)	—	(27)	(3)
Research and development expenses	—	—	(312)	(40)	—	(278)	(36)
Sales and marketing expenses	—	—	(31)	(4)	—	(36)	(5)
General and administrative expenses(1)	—	—	(37,828)	(4,898)	—	(158)	(21)

(1)	Included a RMB30,300,487 (US$3,923,307) one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions and a RMB7,508,775 (US$972,236) one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, 2006, and March 31, 2007:

	As of December 31,				As of March 31,
	2004	2005	2006		2007
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,871	4,272	101,357	13,124	159,263	20,621
Total assets	9,577	8,489	127,530	16,512	190,408	24,654
Advance from customers	—	6,613	20,449	2,648	24,942	3,230
Deferred revenues	—	—	32,976	4,270	60,540	7,839
Total liabilities	1,389	29,735	84,030	10,880	106,270	13,760
Series A convertible preferred shares	—	—	61,797	8,001	61,797	8,001
Ordinary shares	—	—	123	16	123	16
Additional paid-in capital	15,000	15,000	45,898	5,942	46,397	6,008
Total shareholders’ equity	8,188	(21,246)	43,500	5,632	84,138	10,894
Total liabilities and shareholders’ equity	9,577	8,489	127,530	16,512	190,408	24,654

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2006, according to a report published by IDC. We primarily develop 3D online games based on our proprietary Angelica 3D game engine and game development platform. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China.

In 2006, we launched our first three self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts and Perfect World II. In the first quarter of 2007, our games recorded approximately 237,000 average concurrent users in China. We launched a new self-developed 3D MMORPG, Zhu Xian, in late May 2007 and expect to launch two additional 3D MMORPGs and a casual game in 2007 and early 2008. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II and Zhu Xian, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2006 and the first quarter of 2007, 46.9% and 86.5%, respectively, of our online game operation revenues were generated through this item-based model. We will continue to explore new and innovative business models to maximize our revenues and profit. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 27 third-party distributors of our physical cards and one national distributor of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although most of our revenues are generated in China, we have licensed Perfect World II and Legend of Martial Arts to leading game operators in 11 and seven countries and regions, respectively, including Japan and Taiwan, and we plan to license our games to more countries and regions. We have grown significantly since our inception, and generated revenues of RMB99.4 million (US$12.9 million) and RMB87.2 million (US$11.3 million) in 2006 and the first quarter of 2007, respectively. We incurred net losses from our inception in 2004 through the end of 2006. Our net loss of RMB27.9 million (US$3.6 million) in 2006 included one-time share-based compensation charges in the amount of RMB37.8 million (US$4.9 million) incurred in the year. We achieved net income of RMB40.0 million (US$5.2 million) in the first quarter of 2007.

Factors Affecting Our Results of Operations

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of PC and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the population in the age groups more inclined to play online games.

Our operating results are more directly affected by company-specific factors, including the number of online games available in the market, the popularity of our games and in-game items compared with those of our competitors, the pricing of our games and in-game items, the speed at which we develop and launch new online games and related in-game items, the growth of our overseas licensing revenues, and our cost of developing, operating and marketing online games. Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand our international licensing.

Revenues

In 2006, we launched our first three games and generated revenues of RMB99.4 million (US$12.9 million). For the first quarter of 2007, we generated revenues of RMB87.2 million (US$11.3 million). We expect that our revenues will further increase in the near future, driven by our launch of additional games, increasing monetization of our games, and expansion of our overseas licensing. Our online game operation revenues are net of sales discounts and rebates to our distributors, which historically have averaged approximately 16.4% of the face value of our prepaid game cards sold to our distributors. The following table sets forth the revenues generated from our online game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2006			For the Three Months Ended March 31, 2007
	RMB	US$	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation	98,392	12,740	99.0	76,575	9,915	87.9
Overseas licensing	1,014	131	1.0	10,579	1,370	12.1

Total revenues	99,406	12,871	100.0	87,154	11,285	100.0

Online Game Operation Revenues

In 2006 and the first quarter of 2007, substantially all of our revenues were generated from our online game operations in China. We launched our first game, Perfect World, in January 2006, using the time-based revenue model, and 53.1%, or RMB52.3 million (US$6.8 million), of our online game operation revenues in 2006 were derived from this game. With respect to games operated under the time-based model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based model will decrease as a percentage of our online game operation revenues as we began using the item-based model only in September 2006 and plan to continue to use this model for our new games.

We launched our second and third games, Legend of Martial Arts and Perfect World II, in late September and the end of November 2006, respectively, using the item-based revenue model. In 2006, 43.8%, or RMB43.1 million (US$5.6 million), and 3.1%, or RMB3.0 million (US$0.4 million), of our online game operation revenues were derived from Legend of Martial Arts and Perfect World II, respectively.

We also adopt the item-based revenue model for our fourth game, Zhu Xian, which was launched in late May 2007, and we plan to adopt the item-based revenue model for all of our new games that will be launched in 2007 and early 2008. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the average spending of players. We expect that revenues derived from our games operated under the item-based model will continue to increase as a percentage of our total revenues in the foreseeable future.

We target to launch two new MMORPGs and a casual game in 2007 and early 2008. We believe that our proprietary 3D game engine, powerful game development platform and creative game design will facilitate our successful development of games that cater to changing customer preferences and market trends in China. Furthermore, our creative utilization of extensive local knowledge and experience and strong and consistent operations will help increase the monetization of our existing and future games. We intend to continue to develop new games, including MMORPGs, casual games and a 3D online virtual community, to expand our game portfolio and replace our existing games as they reach the end of their useful economic lives. We expect that the percentage of our online game operation revenues derived from particular games to change from period to period over the life span of each individual game.

Overseas Licensing Revenues

In 2006 and the first quarter of 2007, we recorded revenues of RMB1.0 million (US$0.1 million) and RMB10.6 million (US$1.4 million), respectively, for the license fees and usage-based royalties we earned from overseas licensees of our online games. As of the date of this prospectus, we have licensed Perfect World II and Legend of Martial Arts to leading game operators in 11 and seven countries and regions, respectively, including Japan and Taiwan, and expect to recognize more overseas licensing revenues in 2007, as compared with 2006. All of these licensed games are operated under the item-based revenue model by the respective operators.

Under our license agreements with overseas licensees, we are generally entitled to receive from the licensees an initial license fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players’ accounts in a given country or region. We plan to further expand the geographical reach of our games by licensing Perfect World II and other games we develop in the future to leading online game operators in additional countries and regions, including Southeast Asia, the U.S., Europe and South America. We expect that license fees and usage-based royalties earned from overseas licensees will increase in the future.

Revenue Collections

Online game operations. We collect our online game operation revenues through sales of (i) physical and virtual prepaid game cards, which record entitlements to certain numbers of our online points, and (ii) online points, which entitle players to play our games for a specified period of time or to purchase our in-game items. We generally sell physical prepaid game cards through an offline network of third-party distributors, which in turn distribute our cards to retailers, including Internet cafés, newsstands and bookstores. Our virtual prepaid game cards are sold via third-party online distributors and audio response phone and mobile operators who bundle the collection of fees for our games with the fees for their services to users. We sell online points via online payment platform service providers or our E-sales system. Through our E-sales system, we electronically sell online points to distributors and our distributors electronically sell the online points in their accounts to the accounts of their sub-distributors, retailers or players.

In most cases, we receive cash payments from distributors upon or before delivering our prepaid game cards to them. In other cases, the online payment platform service providers or other third parties generally pay us within several days after they collect the payments or after our monthly settlement with them. As a result, we generally do not have substantial accounts receivable relating to our online game operation revenues.

We offer a discount equal to 14% of the face value of our game cards to most of our third-party distributors. As a result, the net cash proceeds we receive from most of our distributors represent 86% of the face value of the game cards sold to them. We also offer a volume rebate equal to 3% of the face value of our game cards to our major distributors if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered historically to all of our distributors is approximately 16.4% of the face value of our game cards.

Overseas licensing. Under our license agreements with overseas licensees, we are generally entitled to receive, from the licensees, an initial license fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players’ accounts in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial license fees in installments, usually in several days after the signing of the license agreements, closed beta testing, open beta testing and commercial launch of our games, respectively.

Revenue Recognition

Online game operations. To use the online points on a prepaid game card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2006 and March 31, 2007, our advances from customers amounted to RMB20.4 million (US$2.6 million) and RMB24.9 million (US$3.2 million), respectively, and our deferred revenues amounted to RMB30.4 million (US$3.9 million) and RMB51.7 million (US$6.7 million), respectively. As our player base and overall sales volume grows, we expect that advances from customers and deferred revenues will increase correspondingly.

The timing of recognizing deferred revenues as revenues depends on whether the game is using the time-based model or the item-based model. For our games that use the time-based model, we recognize revenues when the activated prepaid game cards or the charged online points representing the playing time are actually used by the players to play our games. For our games that use the item-based model, we recognize revenues over the life of the purchased in-game items or as these items are consumed. See “—Critical Accounting Policies—Revenue Recognition.”

Overseas licensing. For the initial license fees received under our overseas license agreements, we recognize revenues ratably over the license period, when we are obligated to provide post-sales services such as technical support and provision of updates or upgrades to the licensed games. As of December 31, 2006 and March 31, 2007, our deferred revenues associated with unrecognized initial license fees received amounted to RMB2.6 million (US$0.3 million) and RMB8.8 million (US$1.1 million), respectively. With respect to the ongoing usage-based royalties, we recognize revenues when the usage-based royalties are earned according to the license agreements, and the collection of such royalties is probable.

Cost of Revenues

Our cost of revenues consists primarily of server and bandwidth leasing fees, salary and benefits expenses related to the operation of our online games, and other direct costs of providing online game services. Our cost of revenues includes the amount of VAT to which we are actually subject in China after deducting the amount of VAT refunds we are entitled to receive. Other direct costs of providing online game services primarily comprise depreciation and amortization expenses of computer equipment and copyrights, rental cost for the premises used in relation to the operation of our online games and manufacturing costs of physical game cards. We expect that our cost of revenues will increase as our revenues increase.

Server and Bandwidth Leasing Fees

Server and bandwidth leasing fees accounted for 59.3% and 68.6% of our cost of revenues in 2006 and the first quarter of 2007, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. We currently lease a significant amount of connectivity bandwidth and approximately 78% of our servers from third parties. We expect our payments for server and bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and Benefits Expenses

Salary and benefits expenses accounted for 13.8% and 9.5% of our cost of revenues in 2006 and the first quarter of 2007, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

VAT

The amount of net VAT included in our cost of revenues for the year ended December 31, 2006 and the first quarter of 2007 was RMB2.5 million (US$0.3 million) and RMB2.0 million (US$0.3 million), respectively, accounting for 10.3% and 10.2% of our cost of revenues in 2006 and the first quarter of 2007, respectively. It was determined and approved by the tax authority that our online game revenues are subject to 17% VAT and that we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. The VAT refund is recorded as a reduction of cost of revenues.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation. Without taking into account share-based compensation expenses, we expect that our operating expenses will further increase in the future as we further expand our game portfolio and enhance our research and development and sales and marketing activities.

Research and Development Expenses

Research and development expenses accounted for 18.5% and 26.7% of our operating expenses in 2006 and the first quarter of 2007, respectively. Our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engine, game development platform and online games, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the future, as we plan to increase research and development expenditures to develop more MMORPGs and other online games, including casual online games and a 3D virtual community, and upgrade our proprietary Angelica 3D game engine and game development platform.

Sales and Marketing Expenses

Sales and marketing expenses accounted for 36.7% and 58.9% of our operating expenses in 2006 and the first quarter of 2007, respectively. Our sales and marketing expenses consist primarily of expenses for the promotion, advertisement and sponsorship of media events, and salary and benefits of our sales and marketing personnel. Our advertising expenses include advertising payments to various game magazines and online game sites and other advertising service providers. We incurred more sales and marketing expenses in 2006 and the first quarter of 2007, as compared to prior years, as we launched our first three games in January, September and November 2006. Even though we did not launch any game in 2005, we incurred sales and marketing expenses in 2005 primarily relating to our marketing and promotion activities in preparation for the launch of our first game,

Perfect World, in January 2006. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses accounted for 44.8% and 14.4% of our operating expenses in 2006 and the first quarter of 2007, respectively. Of our general and administrative expenses in 2006, RMB37.8 million (US$4.9 million), or 37.0% of our total operating expenses in 2006, were one-time share-based compensation charges in connection with the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, becoming subject to restrictions and the subsequent elimination of these restrictions and our issuance of Series A convertible preferred shares to one of our founding shareholders controlled by Mr. Chi at par value in 2006.

Other than the above one-time share-based compensation charge, our general and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel and professional service fees for services rendered in connection with our reorganization, audit and tax consultation. We expect that our general and administrative expenses, excluding the one-time share-based compensation charge in connection with our founder’s ordinary shares subject to restrictions and the elimination of such restrictions, will increase after the completion of this offering due to, among other things, the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

In 2006, our board of directors and shareholders adopted a share incentive plan and supplemented and amended the plan in January and June 2007, respectively. Up to 32,145,000 Class B ordinary shares have been reserved under the plan for future issuances upon exercise of the options and other equity incentives granted under the plan. See “Management—Share Incentive Plan.” As of March 31, 2007, there are outstanding options to purchase a total of 14,091,620 Class B ordinary shares and as a result, we recorded share-based compensation expenses in 2006 and the first quarter of 2007 in connection with the options granted. In 2006, we also recorded share-based compensation expenses in connection with (i) a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of such restrictions, (ii) restricted shares awarded by two principal shareholders to an employee, and (iii) our issuance of Series A preferred shares to a founding shareholder at par value. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31, 2006		For the Three Months Ended March 31, 2007
	RMB	US$	RMB	US$
	(in thousands)
Share-based compensation expenses:
Founder’s shares	30,300	3,923	—	—
Series A convertible preferred share issued to a founding shareholder	7,509	972	—	—
Restricted shares awarded to an employee	216	28	183	24
Options granted to employees	155	20	316	41

As of March 31, 2007, the unamortized compensation expenses in connection with our outstanding options were RMB10.1 million (US$1.3 million), and the unamortized compensation expenses in connection with restricted shares awarded to an employee were RMB2.6 million (US$0.3 million). These amounts do not include share-based compensation expenses with respect to our options granted after March 31, 2007.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax, or EIT

PRC EIT is generally assessed at the rate of 33% of taxable income. Under current PRC rules and policies, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption from either its first year of operation or, if it is incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

PW Network is currently qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoying preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006.

PW Software is currently qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoying preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and has elected to enjoy its preferential tax treatment from 2007 as permitted by PRC tax rules. Therefore, PW Software is expected to be exempted from EIT from 2007 to 2009 and to be subject to a 7.5% EIT rate from 2010 to 2012. However, PW Software and PW Network’s qualifications are subject to an annual or biennial assessment by the relevant government authority in China.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, PW Network and PW Software will continue to be entitled to the preferential tax treatments currently enjoyed by them during such transition period. The new tax law, however, does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, we cannot assure you that PW Network or PW Software will be classified as a “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and continue to be entitled to the preferential EIT rate of 15% after the transition period expires.

PRC VAT and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds.

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of technology consultancy services which are independent of its software development services and other consultancy services are subject to the business tax.

Withholding Taxes

PW Network and/or PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Upon approval by the relevant PRC tax authorities, the amount of withholding taxes that our licensees pay on behalf of PW Network or PW Software in foreign jurisdictions may be treated as a foreign tax credit which may be used to offset their respective EITs otherwise payable in China. However, as PW Network and PW Software are currently entitled to an exemption from EIT, neither of them is entitled to such foreign tax credit during the period of EIT exemption. RMB0.2 million (US$26 thousand) and RMB2.0 million (US$0.3 million) were recognized as income tax expense related to withholding taxes for the year ended December 31, 2006 and for the three months ended March 31, 2007, respectively.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Online game operation revenues. Substantially all of our revenues are earned through providing online game services to players. We have been providing online game services to our players pursuant to revenue models: a time-based revenue model and an item-based revenue model. For online games using the time-based model, we charge players based on the time they spend playing our games. Under the item-based model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

Under both the time-based and the item-based revenue models, net proceeds received from sales of online points to players are recorded as deferred revenues, while net proceeds received from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues.

Revenue recognition policies adopted for time-based and item-based models are as follows:

Time-based revenue model. We recognize revenues when the online points representing the playing time are actually used by the players to play our games.

Item-based revenue model. Under this model, the players can access our games free of charge, but may utilize their activated prepaid game cards or online points charged to their accounts to purchase the following categories of in-game items: (1) consumable items with expiration time, such as facial expressions and fireworks; or (2) permanent ownership items, such as mine stones, materials, clothing and riding pets.

Revenues in relation to consumable items are recognized when they have been consumed or expired (i.e., the actual lives of the in-game items), as our services in connection with such these items have been fully rendered to our players as of that time. Revenues in relation to permanent ownership items are recognized over their estimated lives. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players (i.e., the estimated lives of the in-game items). We have considered the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these in-game items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operation history of our online games, our estimate of the period that players typically play our games may not accurately depict such period and hence the lives of the in-game items. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as we continue to gain operating history and data and refine our estimation process and results accordingly.

According to our published expiration policy, prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards.

Online points within a player’s personal online game account will not expire as long as the personal game account remains active, i.e. being logged in at least once by the player. We published a policy on January 17, 2007, under which we will suspend and close a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused online points in an inactive personal game account are recognized as revenues when the player is no longer entitled to access our online games, or when the likelihood that we would provide further online game service to such player is remote.

As of the date of this prospectus, we do not have any expired prepaid game cards, or any activated and unused prepaid game cards or charged and unused online points in an inactive account.

It was determined and approved by the PRC tax authority that our online game revenues are subject to 17% VAT and that prior to the end of 2010, we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. We have adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT included in our cost of revenues for the year ended December 31, 2006 was RMB2.5 million (US$0.3 million).

Alternatively, we could adopt the net presentation allowed under EITF 06-3 and present our revenue net of the 17% VAT while recording the 14% VAT refund as other operating income. However, we believe that the gross presentation better reflects our results of operations, as we consider our VAT obligation and VAT refund entitlement as one integrated preferential VAT policy and we are only obligated to pay net 3% VAT under this preferential VAT policy.

Overseas licensing revenues. We have entered into licensing arrangements with overseas licensees to operate our game products in other countries and regions including Japan and Taiwan. Our revenues from the sales of software licenses to overseas licensees often include a combination of licenses to use the software, provision of training and post contract services, or PCS. During the license period, we are required to provide the licensees with updates or upgrades to the licensed games every three to six months. Because there is no vendor-specific objective evidence of fair value of the PCS upon the commercial launch of the game, the initial license fees from the licensing arrangements are recognized as revenue ratably over the license period for which the PCS are to be provided in accordance with Statement of Position 97-2, Software Revenue Recognition.

According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to players’ accounts in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collectibility is probable.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit or restrict foreign invested companies from providing Internet content services, which include operating online games. In order to comply with these foreign ownership restrictions, we operate our online game business in China through PW Network. We have entered into a series of contractual arrangements with PW Network and its equity owners. As a result of these contractual arrangements as described in note (2) to the consolidated financial statements, we have the ability to effectively control PW Network and we are considered the primary beneficiary of PW Network and accordingly PW Network is a VIE of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control PW Network through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control PW Network might preclude us from consolidating PW Network in the future.

Software Development Costs

We account for software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” as described in note 3(g) in our consolidated financial statements as all of our self-developed online games are marketed and licensed to game players and overseas licensees, respectively. Costs incurred in the development of online games prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a game has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. After the online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game.

With respect to our existing online games, due to the fact that the period between the date of technological feasibility and the game release date is very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Long-Lived Assets—Property, Equipment and Intangible Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally from five to six years. Amortization of intangible assets is computed using a straight-line method over the estimated useful lines of the assets, which are generally three years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable net book value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the net book value of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. During the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. We have signed lease arrangements for most of the servers we are currently using and assessed these arrangements to be operating leases because (1) the lease does not transfer the ownership to us by the end of the lease term, (2) the lease does not contain any bargain purchase option, (3) the lease term is less than 75% of the estimated economic life of the servers and (4) the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value to the lessor less any investment credit retained by the lessor. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods as specified in the lease agreements. Judgment is required to determine the estimated economic lives or the fair values of the servers. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Share-Based Compensation Expenses

We have accounted for share-based compensation in accordance with SFAS No.123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Share incentive plan

We have a share incentive plan, which allows for the granting of stock options to certain senior executives, management, employees and directors.

We have granted options to purchase an aggregate of 17,714,620 Class B ordinary shares to some of our senior executives and employees. We engaged American Appraisal China Limited, an independent appraiser, to assess the fair value of our ordinary shares and stock options on the grant dates.

We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we have historically been a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature. For our September and December 2006 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our (1) financial condition as of the date of grant, (2) operating history and (3) financial and operating prospects at that time with reference to our issuance of Series A convertible preferred shares in September 2006. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance provided in SFAS 123R and Staff Accounting Bulletin No. 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Restricted shares granted to an employee

In September 2006, Perfect Human Holding Company Limited and Prosperous World Company Limited transferred to Mr. Di He, one of our executives, 4,591,350 and 2,337,220 Class A ordinary shares, respectively. These ordinary shares were granted to Mr. Di He for his contributions of certain management and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years from the grant date and were valued at their estimated fair value on the date of the award. We recorded share-based compensation expenses in respect of these restricted shares awarded in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expenses on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Series A convertible preferred shares issued to a founding shareholder

In September 2006, in conjunction with our plan to issue a total of 80,000,000 Series A convertible preferred shares to SAIF, we issued and sold 70,000,000 Series A convertible preferred shares to SAIF directly at a price of US$0.1 per share, and issued 10,000,000 Series A convertible preferred shares to the two founding shareholders of our company at par value of US$0.0001 per share, who in turn sold these shares to SAIF at a price of US$0.1 per share. We structured the above transactions in order to allow our founding shareholders to monetize part of their earlier investment in our company. One of our founding shareholders is owned by our chairman and chief executive officer, Mr. Michael Yufeng Chi. Accordingly, we accounted for the issuance of the 5,000,000 Series A convertible preferred shares to the founding shareholder controlled by Mr. Chi as share-based compensation under SFAS 123R, and recorded a related share-based compensation charge. Such charge was computed based on the difference between the fair value of Series A convertible preferred shares of US$0.19 per share at that time and the issuance price paid by such founding shareholder to us.

Founder’s shares

In accordance with a shareholders agreement entered into in September 2006, 75% of the 92,397,140 ordinary shares ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer would become subject to monthly vesting thereafter in thirty-six equal monthly installments. We accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions. Accordingly, compensation cost is measured based on the fair value of the ordinary shares at the grant date and recognized over the requisite service period.

According to the amendment to the above shareholders agreement in December 2006, all parties agreed that the abovementioned ordinary shares were no longer subject to vesting. Consequently, we recognize all remaining compensation cost for unvested founder shares at that time when the vesting was accelerated.

Change of Rights of Series A Convertible Preferred shares

SAIF, the holder of our Series A convertible preferred shares, waived its rights with regard to the contingent conversion for performance-based adjustment, redemption and liquidation preferences in December 2006.

The changes to the rights were made because we found out from a subsequent valuation exercise performed by an independent appraiser that the Series A convertible preferred shares were inadvertently issued at a significant discount as compared with the estimated fair value of the shares, and there were significant values associated with the rights being waived, which were not given accounting recognition at issuance as the convertible preferred shares were recorded at the amount of cash consideration received. Accordingly, we consider the waiver of these rights to be a modification of the terms of the Series A convertible preferred shares, which normally would result in a transfer of wealth to the common shareholders, computed as the difference between the fair value of the Series A convertible preferred shares immediately before and after the modifications. However, due to the original issuance of the Series A convertible preferred shares at an amount significant lower than their then fair value, the fair value of the Series A convertible preferred shares immediately after the modification still exceeded the accreted carrying value of the shares. As such, we consider it appropriate that no accounting recognition be given to the modification, except as described below.

Prior to the modification, due to the redemption features of the Series A convertible preferred shares, the Series A convertible preferred shares were accounted for as mandatorily redeemable preferred stock in accordance with SEC’s Accounting Series Release No. 268 – “Presentation in Financial Statements of Redeemable Preferred Stock” (ASR 268), as interpreted by EITF Topic D-98 “Classification and Measurement of Redeemable Securities,” and were accreted to its redemption value and recorded outside of permanent equity. After the modification, the accreted carrying value of the shares was reclassified into permanent equity and the accretion ceased due to the waiving of the redemption rights by the holder of the Series A convertible preferred shares.

Earnings Per Share

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” or SFAS No. 128, and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”, basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights.

The holder of our Series A convertible preferred shares had the right to redeem the Series A convertible preferred shares at a redemption price equal to 150% of the original issuance price, and is also entitled to receive cumulative dividends at the rate of 5% of the original issuance price per annum when and if declared by our board of directors. The redemption right was waived in December 2006. The carrying value of the Series A convertible preferred shares was accreted from the original issuance price to the redemption value on a straight line basis over the redemption period, up to the date the redemption right was waived. In accordance with SFAS No. 128, we deducted the accretion and cumulative dividends from net loss before arriving at net loss attributable to holders of ordinary shares when computing the earnings per share.

Income Taxes

We account for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes”, with the required disclosures as described in note 3(n) and note 14 to our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network or PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Upon approval by the relevant PRC tax authorities, the amount of withholding taxes that our licensees pay on behalf of PW Network or PW Software in foreign jurisdictions may be treated as a foreign tax credit which may be used to offset their respective EITs otherwise payable in China. During the period that PW Network or PW Software is entitled to exemption from the PRC EIT, it does not need to pay PRC EIT with respect to such overseas licensing income, and the paid foreign income taxes cannot be used to set off our PRC EIT in the future. Accordingly, we recognized the foreign income tax of approximately RMB0.2 million (US$26 thousand) and RMB2.0 million (US$0.3 million) in our consolidated financial statements as income tax expense in 2006 and the first quarter of 2007, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws and regulations or the PRC tax authority’s judgment, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Foreign Currency Translation

Our reporting currency is RMB. Our holding company’s functional currency was RMB before January 1, 2007 and changed to U.S. dollar starting from January 1, 2007, when it started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. The functional currency of PW Software and PW Network is RMB. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales and marketing expenses, financing and inter-company transactions and arrangements.

We are incorporated in the Cayman Islands. Prior to 2007, our holding company did not participate in any operating activities. Hence, RMB was considered as the functional currency of our holding company as it held substantial investment in China. In 2007, our holding company started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. As such, we have evaluated which currency, the RMB or the U.S. dollar, was best suited to be used as the functional currency of our holding company. On the basis of this evaluation, management determined that the functional currency of our holding company should be changed from RMB to U.S. dollar. The change was adopted retroactively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts was made for the change in functional currency. This change in functional currency does not have a material impact on our financial statements. Exchange gains and losses resulting from transactions recorded by our holding company denominated in a currency other than U.S. dollar are included in the consolidated statements of operations. The financial statements of our holding company are translated from its functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. The resulting translation adjustments are recorded in “Accumulated Other Comprehensive Income or Loss” in the consolidated statements of shareholders’ equity.

All of PW Software and PW Network’s operations are carried out in China and most of their revenues and expenses are collected and expensed in RMB. Therefore, their functional currency is RMB. Transactions recorded by PW Software and PW Network denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

If our operational strategies change in the future, there may be changes in our functional currency.

Internal Control Over Financial Reporting

We and our auditors, an independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, noted a material weakness and a significant deficiency in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. The material weakness observed is our lack of sufficient competent staff to perform period end reporting procedures, to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in material audit adjustments and corrections to our financial statements. The significant deficiency observed is that we lacked adequate control over program development and program change within our revenue billing and recognition systems. As a result, it would be possible for erroneous code to be distributed to the revenue billing and recognition systems, which could negatively impact management’s ability to properly initiate and record basic transactional data that are relied upon in generating revenue figures.

Following the identification of the material weakness and the significant deficiency, we undertook certain remedial steps to address them. In March 2007, we appointed a new chief financial officer, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department. We also hired additional accounting staff, including a financial controller with U.S. GAAP expertise and an internal audit manager, and trained our new and existing accounting staff. However, the implementation of these measures may not fully address the material weakness and significant deficiency in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied.

We plan to take additional initiatives to improve our internal control over financial reporting and disclosure controls. These initiatives will include (i) establishing an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (ii) hiring additional qualified professionals with relevant experience for our finance and accounting department, (iii) providing additional accounting and financial reporting training for our existing personnel, (iv) improving our revenue billing and recognition systems by introducing additional programs and procedures, and (v) increasing the level of interaction among our management, audit committee, independent auditors and other external advisors. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business—During the course of the preparation and external audit of our consolidated financial statements for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm noted a material weakness and a significant deficiency in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.”

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the five quarters in the period from January 1, 2006 to March 31, 2007. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and may continue to fluctuate from period to period. We believe that the quarter-to-quarter comparison of our operating results should not be relied upon as being indicative of our results for any future quarters or for a full year.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(in RMB thousands, except share, per share, per ADS and operating data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	9,138	15,914	13,585	59,755	76,575
Overseas licensing revenues	—	—	—	1,014	10,579

Total revenues	9,138	15,914	13,585	60,769	87,154
Cost of revenues(1):	(3,053)	(3,912)	(4,233)	(13,406)	(19,196)

Gross profit	6,085	12,002	9,352	47,363	67,958
Operating expenses(1):
Research and development expenses	(3,860)	(4,389)	(4,816)	(5,824)	(6,951)
Sales and marketing expenses	(5,248)	(3,864)	(9,122)	(19,262)	(15,308)
General and administrative expenses	(1,325)	(1,473)	(10,337)	(32,733)	(3,737)

Total operating expenses	(10,433)	(9,726)	(24,275)	(57,819)	(25,996)

Operating (loss) income	(4,348)	2,276	(14,923)	(10,456)	41,962

Other income (expense):
Interest income	5	12	182	122	454
Others, net	19	2	(119)	(514)	(355)
Income tax expense	—	—	—	(203)	(2,049)

Net (loss) income	(4,324)	2,290	(14,860)	(11,051)	40,012

Accretion of Series A Preferred Shares	—	—	(509)	(1,325)	—

Cumulative unearned dividends of Series A Preferred Shares	—	—	(227)	(792)	(767)

Net (loss) income attributable to ordinary shareholders	(4,324)	2,290	(15,596)	(13,168)	39,245

Net (loss) income per ordinary share:
Basic	(0.03)	0.02	(0.10)	(0.09)	0.25
Diluted	(0.03)	0.02	(0.10)	(0.09)	0.16
Net (loss) income per ADS:
Basic	(0.15)	0.08	(0.52)	(0.43)	1.27
Diluted	(0.15)	0.08	(0.52)	(0.43)	0.82
Weighted average number of ordinary shares used in per ordinary share calculations:
Basic	148,571,430	148,571,430	150,124,226	154,285,720	154,285,720
Diluted	148,571,430	148,571,430	150,124,226	154,285,720	242,951,028
Selected Operating Data:
ACU(2) (in thousands)	39	44	118	246	237
APC(3) (in thousands)	—	—	26	602	695
ARPU(4) (RMB)	—	—	11.8	76.1	95.3

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Consolidated Statement of Operations Data
Revenues:
Online game operation revenues	100.0%	100.0%	100.0%	98.3%	87.9%
Overseas licensing revenues	—	—	—	1.7	12.1

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues(1):	(33.4)	(24.6)	(31.2)	(22.1)	(22.0)
Gross profit	66.6	75.4	68.8	77.9	78.0
Operating expenses(1):
Research and development expenses	(42.3)	(27.5)	(35.4)	(9.5)	(8.0)
Sales and marketing expenses	(57.4)	(24.3)	(67.1)	(31.7)	(17.5)
General and administrative expenses	(14.5)	(9.3)	(76.1)	(53.9)	(4.3)

Total operating expenses	(114.2)	(61.1)	(178.6)	(95.1)	(29.8)

Operating (loss) income	(47.6)	14.3	(109.8)	(17.2)	48.2

Other income (expense):
Interest income	0.1	0.1	1.3	0.2	0.5
Others, net	0.2	—	(0.9)	(0.9)	(0.4)

Income tax expense		—	—	(0.3)	(2.4)
Net (loss) income	(47.3)	14.4	(109.4)	(18.2)	45.9

Accretion of Series A Preferred Shares	—	—	(3.7)	(2.2)	—

Cumulative unearned dividends of Series A Preferred Shares	—	—	(1.7)	(1.3)	(0.9)

Net (loss) income attributable to ordinary shareholders	(47.3)%	14.4%	(114.8)%	(21.7)%	45.0%

(1) Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Three Months Ended
	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands except percentages)
Allocation of share-based compensation expenses
Cost of revenues	—	—	—	—	(0.4)	—	(9)	—	(27)	(5.4)
Research and development expenses	—	—	—	—	(44)	(0.5)	(267)	(0.9)	(278)	(55.7)
Selling and marketing expenses	—	—	—	—	(5)	(0.1)	(26)	(0.1)	(36)	(7.2)
General and administrative expenses	—	—	—	—	(8,204)*	(99.4)	(29,624)**	(99.0)	(158)	(31.7)

*	Included share-based compensation expenses of RMB0.7 million (US$0.1 million) in connection with a founder’s ordinary shares becoming subject to restrictions in the third quarter of 2006 and share-based compensation expenses of RMB7.5 million (US$1.0 million) in connection with issuance of Series A convertible preferred shares to a founding shareholder at par value in the third quarter of 2006.
**	Included share-based compensation expenses of RMB29.6 million (US$3.8 million) in connection with a founder’s ordinary shares becoming subject to restrictions in the third quarter of 2006 and the subsequent elimination of these restrictions in the fourth quarter of 2006.
(2)	Consist of aggregate data from our online game operations in China with respect to all of our games.
(3)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model.
(4)	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model. Our total online game operation revenues derived from operating in China our online games using the item-based revenue model which are used to calculate ARPU are RMB0.3 million (US$39 thousand), RMB45.8 million (US$5.9 million) and RMB66.3 million (US$8.6 million) for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007, respectively.

Quarter Ended March 31, 2007 Compared to Quarter Ended December 31, 2006

Revenues. For the quarter ended March 31, 2007, our revenues were RMB87.2 million (US$11.3 million), a 43.4% increase from RMB60.8 million (US$7.9 million) for the previous quarter. This increase was primarily attributable to an increase in our revenues from our operations of two new MMORPGs, namely Legend of

Martial Arts and Perfect World II, and to an increase in our overseas licensing revenues as Perfect World II was launched in Taiwan in late December 2006 and as we began to recognize licensing revenues from our licensees in Vietnam, Malaysia and Singapore. In the first quarter of 2007, our games recorded approximately 237,000 average concurrent users in China, a slight decrease from approximately 246,000 average concurrent users in the previous quarter. ARPU of our games in the first quarter of 2007 was RMB95.3, a 25.2% increase from RMB76.1 in the previous quarter.

Cost of Revenues. For the quarter ended March 31, 2007, our cost of revenues was RMB19.2 million (US$2.5 million), a 43.2% increase from RMB13.4 million (US$1.7 million) for the previous quarter. This increase was primarily due to an increase in our servers and bandwidth leasing fees to support the expansion of our operations.

Gross Profit. Our gross profit increased by 43.5% from RMB47.4 million (US$6.1 million) for the last quarter of 2006 to RMB68.0 million (US$8.8 million) for the quarter ended March 31, 2007, primarily driven by the increase in our revenues. Our gross margin increased slightly to 78.0% in the first quarter of 2007 from 77.9% in the last quarter of 2006.

Operating Expenses. For the quarter ended March 31, 2007, our operating expenses were RMB26.0 million (US$3.4 million), a 55.0% decrease from RMB57.8 million (US$7.5 million) for the quarter ended December 31, 2006. This decrease was primarily attributable to a RMB29.6 million (US$3.8 million) one-time share-based compensation charge incurred in the fourth quarter of 2006, included in our general and administrative expenses, in connection with a founder’s ordinary shares becoming subject to restrictions in the third quarter of 2006 and the subsequent elimination of these restrictions in the fourth quarter of 2006. The decrease was also due to a decrease of our sales and marketing expenses in the first quarter of 2007, which was higher in the quarter ended December 31, 2006 when we launched our third MMORPG, Perfect World II, at the end of November 2006, partly offset by an increase in our research and development expenses as we hired more research and development personnel.

Income Tax Expense. We incurred income tax expense of RMB2.0 million (US$0.3 million) in the quarter ended March 31, 2007, primarily due to the withholding taxes we incurred on the license fees and royalties earned from our overseas licensees in the quarter. Our income tax expense for the fourth quarter of 2006 was RMB0.2 million (US$26 thousand) as we started licensing Perfect World II to overseas licensees only in December 2006.

Net (Loss) Income. As a result of the foregoing, we had a net income of RMB40.0 million (US$5.2 million) for the quarter ended March 31, 2007, compared to a net loss of RMB11.1 million (US$1.4 million) for the quarter ended December 31, 2006.

Quarter Ended December 31, 2006 Compared to Quarter Ended September 30, 2006

Revenues. For the quarter ended December 31, 2006, our revenues were RMB60.8 million (US$7.9 million), a 347.3% increase from RMB13.6 million (US$1.8 million) for the previous quarter. This increase was primarily attributable to the revenue contribution of our two new MMORPGs, namely Legend of Martial Arts and Perfect World II, launched in late September 2006 and at the end of November 2006, respectively. In the fourth quarter of 2006, average concurrent users of our games in China increased to approximately 246,000 from approximately 118,000 in the previous quarter. ARPU of our games in the fourth quarter of 2006 was RMB76.1, a substantial increase from RMB11.8 in the previous quarter. The increase in the fourth quarter revenues was also due to overseas licensing revenues that we began to recognize in the fourth quarter of 2006.

Cost of Revenues. For the quarter ended December 31, 2006, our cost of revenues was RMB13.4 million (US$1.7 million), a 216.7% increase from RMB4.2 million (US$0.5 million) for the previous quarter. This increase was primarily due to an increase in our servers and bandwidth leasing fees, particularly in connection with our launch of two new MMORPGs in late September and at the end of November 2006, respectively.

Gross Profit. Our gross profit increased by 406.4% from RMB9.4 million (US$1.2 million) for the third quarter of 2006 to RMB47.4 million (US$6.1 million) for the last quarter of 2006. Our gross margin increased to 77.9% in the fourth quarter of 2006 from 68.8% in the third quarter of 2006, primarily because we achieved greater economies of scale after launching and operating two additional MMORPGs.

Operating Expenses. For the quarter ended December 31, 2006, our operating expenses were RMB57.8 million (US$7.5 million), a 138.2% increase from RMB24.3 million (US$3.1 million) for the previous quarter. This increase was primarily attributable to a RMB29.6 million (US$3.8 million) one-time share-based compensation charge, included in our general and administrative expenses, in connection with a founder’s ordinary shares becoming subject to restrictions in the third quarter of 2006 and the subsequent elimination of these restrictions in the fourth quarter of 2006. The increase was also due to an increase in our sales and marketing expenses primarily as a result of promotion of our two new games.

Net Loss. As a result of the foregoing, we had a net loss of RMB11.1 million (US$1.4 million) for the quarter ended December 31, 2006, compared to a net loss of RMB14.9 million (US$1.9 million) for the quarter ended September 30, 2006.

Quarter Ended September 30, 2006 Compared to Quarter Ended June 30, 2006

Revenues. For the quarter ended September 30, 2006, our revenues were RMB13.6 million (US$1.8 million), a 14.6% decrease from RMB15.9 million (US$2.1 million) for the quarter ended June 30, 2006. This decrease was primarily attributable to the summer holidays during the third quarter of 2006, when many students spent less time playing online games. This decrease was also due to the FIFA world cup tournament held in June and July 2006, which we believe resulted in a reduction in playing time of our players. Average concurrent users of our games in China increased to approximately 118,000 in the third quarter of 2006, from approximately 44,000 in the previous quarter.

Cost of Revenues. For the quarter ended September 30, 2006, our cost of revenues was RMB4.2 million (US$0.5 million), a 8.2% increase from RMB3.9 million (US$0.5 million) for the quarter ended June 30, 2006. This increase was primarily attributable to an increase in our servers and bandwidth leasing fees and salary and benefits expenses in connection with the expansion of our operations.

Gross Profit. Our gross profit decreased by 22.1% to RMB9.4 million (US$1.2 million) for the quarter ended September 30, 2006 from RMB12.0 million (US$1.6 million) for the quarter ended June 30, 2006. Our gross margin decreased to 68.8% for the quarter ended September 30, 2006 from 75.4% for the quarter ended June 30, 2006, primarily due to the decrease in our revenues as a result of the summer holidays and the world cup tournament.

Operating Expenses. For the quarter ended September 30, 2006, our operating expenses were RMB24.3 million (US$3.1 million), a 149.6% increase from our operating expenses of RMB9.7 million (US$1.3 million) for the quarter ended June 30, 2006. This increase was primarily attributable to (i) an increase of our sales and marketing expenses primarily as a result of promotion of our second MMORPG launched in September 2006 and our third MMORPG to be launched in November 2006, and (ii) an increase in our general and administrative expenses due to share-based compensation expenses of RMB7.5 million (US$1.0 million) in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in September 2006.

Net (Loss) Income. As a result of the foregoing, we had a net loss of RMB14.9 million (US$1.9 million) for the quarter ended September 30, 2006, compared to a net income of RMB2.3 million (US$0.3 million) for the quarter ended June 30, 2006.

Quarter Ended June 30, 2006 Compared to Quarter Ended March 31, 2006

Revenues. For the quarter ended June 30, 2006, our revenues were RMB15.9 million (US$2.1 million), a 74.2% increase from RMB9.1 million (US$1.2 million) for the quarter ended March 31, 2006. This increase was primarily attributable to the increasing popularity of our first game, Perfect World, during the quarter ended June 30, 2006 after the game was launched in January 2006. Average concurrent users of our games in China in the second quarter of 2006 increased to approximately 44,000, from approximately 39,000 in the previous quarter.

Cost of Revenues. For the quarter ended June 30, 2006, our cost of revenues was RMB3.9 million (US$0.5 million), a 28.2% increase from RMB3.1 million (US$0.4 million) for the quarter ended March 31, 2006. This increase was primarily attributable to an increase in our servers and bandwidth leasing fees to support the expansion of our operations.

Gross Profit. Our gross profit increased by 97.2% to RMB12.0 million (US$1.6 million) for the quarter ended June 30, 2006 from RMB6.1 million (US$0.8 million) for the quarter ended March 31, 2006. Our gross margin increased to 75.4% for the quarter ended June 30, 2006 from 66.6% for the quarter ended March 31, 2006, primarily as a result of the increase in our revenues outpacing the increase in our cost of revenues due to economies of scale.

Operating Expenses. For the quarter ended June 30, 2006, our operating expenses were RMB9.7 million (US$1.3 million), a 6.8% decrease from RMB10.4 million (US$1.4 million) for the quarter ended March 31, 2006. This decrease was primarily attributable to a decrease of our sales and marketing expenses, which was higher in the quarter ended March 31, 2006 when we launched our first game in January 2006, partly offset by increases in our research and development expenses and general and administrative expenses.

Net (Loss) Income. As a result of the foregoing, we had a net income of RMB2.3 million (US$0.3 million) for the quarter ended June 30, 2006, compared to a net loss of RMB4.3 million (US$0.6 million) for the quarter ended March 31, 2006.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total revenues. Our business has grown significantly since we commenced operations in March 2004. Period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. See “Risk Factors—Risks Related to Our Business—We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.”

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,				For the Three Months Ended March 31,
		2005	2006			2006	2007
	RMB	RMB	RMB	US$	%	RMB	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Online game operation revenues	—	—	98,392	12,740	99.0	9,138	76,575	9,915	87.9%
Overseas licensing revenues	—	—	1,014	131	1.0	—	10,579	1,370	12.1

Total revenues	—	—	99,406	12,871	100.0	9,138	87,154	11,285	100.0

Cost of revenues	—	—	(24,604)	(3,186)	(24.8)	(3,053)	(19,196)	(2,486)	(22.0)

Gross profit	—	—	74,802	9,685	75.2	6,085	67,958	8,799	78.0

Operating expenses:
Research and development expenses	(6,043)	(15,151)	(18,889)	(2,446)	(19.0)	(3,860)	(6,951)	(900)	(8.0)
Sales and marketing expenses	(176)	(12,904)	(37,496)	(4,855)	(37.7)	(5,248)	(15,308)	(1,982)	(17.5)
General and administrative expenses	(656)	(1,508)	(45,868)	(5,939)	(46.1)	(1,325)	(3,737)	(484)	(4.3)

Total operating expenses	(6,875)	(29,563)	(102,253)	(13,240)	(102.8)	(10,433)	(25,996)	(3,366)	(29.8)

Operating (loss) income	(6,875)	(29,563)	(27,451)	(3,555)	(27.6)	(4,348)	41,962	5,433	48.2

Interest income	64	14	321	42	0.3	5	454	59	0.5

Others, net	(1)	115	(612)	(79)	(0.6)	19	(355)	(46)	(0.4)
Income tax expense	—	—	(203)	(26)	(0.2)	—	(2,049)	(265)	(2.4)

Net (loss) income	(6,812)	(29,434)	(27,945)	(3,618)	(28.1)	(4,324)	40,012	5,181	45.9

Accretion of Series A convertible preferred shares	—	—	(1,834)	(238)	(1.8)	—	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(132)	(1.0)	—	(767)	(99)	(0.9)

Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	(3,988)	(30.9)	(4,324)	39,245	5,082	45.0%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenues. For the three months ended March 31, 2007, we generated revenues of RMB87.2 million (US$11.3 million), a substantial increase from RMB9.1 million for the three months ended March 31, 2006. This increase was primarily due to a substantial increase in our revenues from our operations of two new MMORPGs, namely Legend of Martial Arts and Perfect World II, launched in late September 2006 and at the end of November 2006, respectively. For the three months ended March 31, 2007, we generated revenues of RMB76.6 million (US$9.9 million) from our online game operations, compared to RMB9.1 million for the three months ended December 31, 2006. The increase in our revenues was also due to overseas licensing revenues that we began to recognize in the last quarter of 2006. For the three months ended March 31, 2007, we generated revenues of RMB10.6 million (US$1.4 million) from licensing our Perfect World II game to operators in Taiwan, Vietnam, Malaysia and Singapore.

Cost of Revenues. For the three months ended March 31, 2007, our cost of revenues amounted to RMB19.2 million (US$2.5 million), or 22.0% of our revenues. This represented a substantial increase from RMB3.1 million, or 33.4% of our revenues, for the three months ended March 31, 2006. This increase was primarily due to a substantial increase in our servers and bandwidth leasing fees, particularly in connection with our two new games. For the three months ended March 31, 2007, servers and bandwidth leasing fees amounted to RMB13.2 million (US$1.7 million), or 15.1% of our revenues, compared to RMB1.8 million, or 19.3% of our revenues, for the three months ended March 31, 2006.

Gross Profit. Our gross profit increased substantially from RMB6.1 million for the three months ended March 31, 2006 to RMB68.0 million (US$8.8 million) for the three months ended March 31, 2007. Our gross margin increased to 78.0% for the three months ended March 31, 2007 from 66.6% for the three months ended March 31, 2006, primarily because we achieved greater economies of scale after launching and operating two additional games.

Operating Expenses. For the three months ended March 31, 2007, our operating expenses were RMB26.0 million (US$3.4 million), a 149.2% increase from RMB10.4 million for the three months ended March 31, 2006. This increase was primarily attributable to a substantial increase in our sales and marketing expenses relating to the promotion of our two new games in the first quarter of 2007.

Research and development expenses. For the three months ended March 31, 2007, our research and development expenses increased by 80.1% to RMB7.0 million (US$0.9 million) from RMB3.9 million for the three months ended March 31, 2006. The increase was primarily attributable to an increase in salary and benefits expenses from RMB3.1 million for the three months ended March 31, 2006 to RMB5.8 million (US$0.7 million) for the three months ended March 31, 2007, as we hired additional research and development personnel, from 116 as of March 31, 2006 to 208 as of March 31, 2007.

Sales and marketing expenses. For the three months ended March 31, 2007, our sales and marketing expenses increased by 191.7% to RMB15.3 million (US$2.0 million) from RMB5.2 million for the three months ended March 31, 2006. The increase was primarily attributable to our introduction of more marketing activities, particularly advertising payments to various game magazines and online game sites to promote our two new games. Our expenses of marketing activities increased from RMB3.8 million for the three months ended March 31, 2006 to RMB12.7 million (US$1.6 million) for the three months ended March 31, 2007.

General and administrative expenses. For the three months ended March 31, 2007, our general and administrative expenses increased by 182.1% to RMB3.7 million (US$0.5 million) from RMB1.3 million for the three months ended March 31, 2006. The increase was primarily attributable to an increase in expenses we incurred for professional advisors, from RMB1.1 million for the three months ended March 31, 2006 to RMB2.3 million (US$0.3 million) for the three months ended March 31, 2007. The increase was also due to an increase in salary and benefits expenses for administrative personnel from RMB0.2 million for the three months ended

March 31, 2006 to RMB0.8 million (US$0.1 million) for the three months ended March 31, 2007, as we hired additional general and administrative personnel, from 6 as of March 31, 2006 to 21 as of March 31, 2007.

Income Tax Expense. We incurred income tax expense of RMB2.0 million (US$0.3 million) in the three months ended March 31, 2007, primarily due to the withholding taxes we incurred on the license fees and royalties earned from our overseas licensees in the period. We did not have such tax expense in the three months ended March 31, 2006.

Net (Loss) Income. As a result of the foregoing, we had a net income of RMB40.0 million (US$ 5.2 million) for the three months ended March 31, 2007, compared to a net loss of RMB4.3 million for the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. We generated revenues of RMB99.4 million (US$12.9 million) in 2006, of which RMB98.4 million (US$12.8 million) was generated from our online game operations. We launched our first three MMORPGs, namely Perfect World, Legend of Martial Arts and Perfect World II in January, September and the end of November 2006, respectively. We recorded RMB52.3 million (US$6.8 million), RMB43.1 million (US$5.6 million) and RMB3.0 million (US$0.4 million) in revenues from the operation of our games, Perfect World, Legend of Martial Arts and Perfect World II, respectively, in 2006. We also generated overseas licensing revenues of RMB1.0 million (US$0.1 million) in 2006.

We were in the process of developing our game engine, game development platform and our first MMORPG, Perfect World, in 2005. Accordingly, we did not generate any revenues in 2005.

Cost of Revenues. Our cost of revenues amounted to RMB24.6 million (US$3.2 million), or 24.8% of our revenues, in 2006. Server and bandwidth leasing fees amounted to RMB14.6 million (US$1.9 million), or 14.7% of our revenues, in 2006. Salary and benefits expenses amounted to RMB3.4 million (US$0.4 million), or 3.4% of our revenues, in 2006, and depreciation of computer equipment and amortization of copyrights amounted to RMB0.7 million (US$0.1 million), or 0.7% of our revenues, in 2006. As of December 31, 2006, we had 147 employees involved in the operation of our online games, including network operation and customer service. Our cost of revenues in 2006 also included VAT in the amount of RMB2.5 million (US$0.3 million), representing the amount that we actually paid in 2006 after deducting the amount of VAT refunds we were entitled to receive.

Gross Profit. In 2006, our gross profit amounted to RMB74.8 million (US$9.7 million), and our gross margin was 75.2%.

Operating Expenses. Our operating expenses increased substantially to RMB102.3 million (US$13.2 million) in 2006 from RMB29.6 million in 2005. The increase in our operating expenses was due primarily to a one-time non-cash share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of such restrictions, a one-time non-cash share-based compensation in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value, and a significant increase in sales and marketing expenses in connection with the launch of our first three games in 2006.

Research and development expenses. Our research and development expenses increased by 24.7% to RMB18.9 million (US$2.4 million) in 2006 from RMB15.2 million in 2005. We incurred more research and development expenses in 2006 as we hired additional research and development personnel, from 105 as of December 31, 2005 to 172 as of December 31, 2006, which resulted in the increase in salaries and benefits of our research and development personnel from RMB11.8 million in 2005 to RMB15.7 million (US$2.0 million) in 2006. The increase in our research and development expenses was also due to increased expenditures in the research and development of our game engine, game development platform and new online games. As we did not operate any online games in 2005, our server and bandwidth leasing fees in the amount of RMB1.2 million were classified into our research and development expenses. Beginning in 2006, all server and bandwidth leasing fees have been classified into our cost of revenues in 2006.

Sales and marketing expenses. Our sales and marketing expenses increased by 190.6% to RMB37.5 million (US$4.9 million) in 2006 from RMB12.9 million in 2005. The significant increase in our sales and marketing expenses was primarily due to our introduction of more marketing and promotion activities, particularly advertising payments to various game magazines and online game sites, in connection with the launch of our first three games in 2006. The increase was also attributable to the increases in salaries and benefits for sales and marketing personnel from RMB3.3 million in 2005 to RMB5.0 million (US$0.6 million) in 2006 as we hired more sales and marketing personnel in connection with the expansion of our game operations, from 50 as of December 31, 2005 to 95 as of December 31, 2006. Even though we did not launch any game in 2005, we incurred sales and marketing expenses in 2005 primarily relating to our marketing and promotion activities in preparation for the launch of our first game, Perfect World, in January 2006.

General and administrative expenses. General and administrative expenses increased significantly to RMB45.9 million (US$5.9 million) in 2006 from RMB1.5 million in 2005. The increase in our general and administrative expenses was due primarily to a one-time share-based compensation charge in the amount of RMB30.3 million (US$3.9 million) in connection with a founder’s ordinary shares becoming subject to restrictions and the elimination of such restrictions. In connection with our Series A convertible preferred shares private placement in September 2006, we and our shareholders entered into a shareholders agreement, under which 75% of the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, were subjected to a 36-month vesting period. We originally recognized compensation expenses over the requisite vesting period based on the fair value of the ordinary shares. The shareholders agreement was subsequently amended in December 2006 to eliminate the vesting restrictions on the ordinary shares held by Mr. Chi. As a result, all remaining compensation cost for the unvested shares were recognized at that time when the vesting was accelerated. In addition, the increase in our general and administrative expenses was attributable to a one time share-based compensation charge in the amount of RMB7.5 million (US$1.0 million) in connection with our issuance of Series A convertible preferred shares to a founding shareholder controlled by Mr. Chi at par value. The increase in our general and administrative expenses was also due to an increase in audit and other professional fees in connection with our private placement, and to a lesser extent, due to increases in salaries and benefits for our administrative personnel from RMB0.3 million in 2005 to RMB1.4 million (US$0.2 million) in 2006 as we hired more administrative personnel in connection with the expansion of our business, from 4 as of December 31, 2005 to 16 as of December 31, 2006.

Net Loss. As a result of the cumulative effect of the foregoing factors, we had a net loss of RMB27.9 million (US$3.6 million) in 2006, compared to a net loss of RMB29.4 million in 2005.

Year Ended December 31, 2005 Compared to the Period From March 10, 2004 (Date of Inception) to December 31, 2004

Revenues. Our predecessor company, PW Network was founded in March 2004. For the period from our inception to December 31, 2005, we were in the process of developing our game engine, game development platform and our first MMORPG, Perfect World. Accordingly, we did not generate any revenues in 2004 and 2005.

Operating Expenses. Our operating expenses increased substantially to RMB29.6 million in 2005 from RMB6.9 million for the period from March 10, 2004 (date of inception) to December 31, 2004. The increase in our operating expenses was due primarily to a significant increase in sales and marketing expenses, and to a lesser extent, due to the increases in our research and development expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 150.7% to RMB15.2 million in 2005 from RMB6.0 million for the period from March 10, 2004 (date of inception) to

December 31, 2004. We incurred more research and development expenses in 2005 as we hired additional research and development personnel, from 64 as of December 31, 2004 to 105 as of December 31, 2005, which resulted in the increase in salaries and benefits of our research and development personnel from RMB5.1 million in 2004 to RMB11.8 million in 2005. The increase in our research and development expenses was also due to increased expenditures in the research and development of our game engine, game development platform and online games, and our incurrence of server and bandwidth leasing fees, which were classified into our research and development expenses in 2005.

Sales and marketing expenses. Our sales and marketing expenses increased substantially to RMB12.9 million in 2005 from RMB0.2 million for the period from March 10, 2004 (date of inception) to December 31, 2004. The significant increase in our sales and marketing expenses was primarily due to (i) our marketing and promotion activities, particularly advertising payments to various game magazines and online game sites in preparation of the launch of our first game, Perfect World, in January 2006, and (ii) increases in salaries and benefits for sales and marketing personnel from RMB0.1 million in 2004 to RMB3.3 million in 2005, as we hired more sales and marketing personnel, from 10 as of December 31, 2004 to 50 as of December 31, 2005, and the average salary of sales and marketing personnel increased.

General and administrative expenses. General and administrative expenses increased by 129.9% to RMB1.5 million in 2005 from RMB0.7 million for the period from March 10, 2004 (date of inception) to December 31, 2004. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel from RMB14 thousand in 2004 to RMB0.3 million in 2005 as we hired more administrative personnel in connection with the expansion of our business and the average salary of administrative personnel increased.

Net Loss. As a result of the cumulative effect of the foregoing factors, we had a net loss of RMB29.4 million in 2005, compared to a net loss of RMB6.8 million in 2004.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, cash flows from operations beginning in 2006 and loans from related parties. We received RMB15.0 million proceeds from our issuance and sale of ordinary shares in 2004 and RMB54.5 million (US$7.1 million) from our issuance and sale of Series A convertible preferred shares in 2006. We also received loans in a total amount of RMB15.5 million from certain shareholders in 2005 and 2006.

As we were in a start-up phase in 2004 and 2005 and did not generate any revenues until 2006, our principal use of cash through 2006 was to fund our research and development and other expenses. Historically, our related parties provided loans for us to meet some of our temporary liquidity needs. We had fully repaid such loans by the end of 2006. As of March 31, 2007, we had RMB159.3 million (US$20.6 million) in cash and cash equivalents. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We do not expect to experience an increase in our net working capital requirements in the foreseeable future due to our current liquidity and expected positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid game cards to them and therefore do not have significant accounts receivable.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,			For the Three Months Ended March 31,
		2005	2006		2006	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(11,487)	(8,054)	66,950	8,669	(2,119)	62,776	8,128
Net cash used in investing activities	(642)	(2,545)	(11,577)	(1,499)	(113)	(4,650)	(602)
Net cash provided by financing activities	15,000	12,000	42,511	5,504	1,000	127	16
Net increase in cash and cash equivalents	2,871	1,401	97,884	12,674	(1,232)	58,253	7,542
Effect of exchange rate changes on cash	—	—	(799)	(103)	—	(347)	(45)
Cash and cash equivalents at the beginning of the year	—	2,871	4,272	553	4,272	101,357	13,124
Cash and cash equivalents at the end of the year	2,871	4,272	101,357	13,124	3,040	159,263	20,621

Operating Activities

Net cash provided by operating activities in the first quarter of 2007 was RMB62.8 million (US$8.1 million), which was primarily attributable to the following factors: (i) a net income of RMB40.0 million (US$5.2 million), (ii) an increase in deferred revenues of RMB27.6 million (US$3.6 million), and (iii) an increase in advances from customers of RMB5.5 million (US$0.7 million), all as a result of our launch of two new games in September and November 2006. Our net income was also due to the increase in our overseas licensing revenues. As our player base and overall sales volume grow, we expect that advances from customers and deferred revenues will increase correspondingly and continue to be a significant factor affecting our operating cash flow.

Net cash provided by operating activities in 2006 was RMB67.0 million (US$8.7 million), while net cash used in operating activities in 2005 and 2004 was RMB8.1 million and RMB11.5 million, respectively. Net cash provided by operating activities in 2006 was primarily attributable to the following factors: (i) increases in deferred revenues of RMB33.0 million (US$4.3 million) and advances from customers of RMB14.7 million (US$1.9 million) as a result of our launch of our first three games in 2006, and (ii) an add-back of the non-cash share-based compensation expenses, in the amount of RMB38.2 million (US$4.9 million). The increase in operating cash flow was partially offset by a net loss of RMB27.9 million (US$3.6 million).

Net cash used in operating activities in 2005 was primarily attributable to a net loss of RMB29.4 million, partly offset by (i) an increase in advances from customers of RMB6.6 million as we received payment from distributors immediately before our launch of our first game in January 2006, (ii) a decrease in amount due from related parties of RMB5.9 million, (iii) an increase in salary and welfare payable of RMB3.4 million, (iv) an increase in amount due to related parties of RMB2.3 million, and (v) an increase in accrued liabilities of RMB2.4 million.

Net cash used in operating activities in 2004 was primarily attributable to a net loss of RMB6.8 million and an increase in amount due from related parties of RMB5.9 million.

Investing Activities

Net cash used in investing activities in the first quarter of 2007 was RMB4.7 million (US$0.6 million), which primarily related to purchases of servers, computer equipment and other equipment to support our expanded operations.

Net cash used in investing activities in 2006 was RMB11.6 million (US$1.5 million), compared to RMB2.5 million and RMB0.6 million in 2005 and 2004, respectively. Net cash used in investing activities in 2006 primarily related to (i) purchases of servers, computer equipment and other equipment in the amount of RMB8.5 million (US$1.1 million) to support our expanded operations; and (ii) obtaining licenses of copyrights on which the contents of our online games are based and obtaining a license of a database software in the amount of approximately RMB3.1 million (US$0.4 million). Net cash used in investing activities in 2005 and 2004 was primarily attributable to purchases of servers, computer equipment and other equipment. We expect to purchase additional servers and other computer equipment to support the anticipated growth of our operations in the near future.

Financing Activities

Net cash provided by financing activities in the first quarter of 2007 was RMB0.1 million (US$16 thousand), which was primarily attributable to our shareholders’ payment of receivables.

Net cash provided by financing activities in 2006 was RMB42.5 million (US$5.5 million), as compared to RMB12.0 million and RMB15.0 million in 2005 and 2004, respectively. Net cash provided by financing activities in 2006 was primarily attributable to the net proceeds from the sale of our Series A convertible preferred shares in the amount of RMB54.5 million (US$7.1 million) in September 2006, partly offset by repayment of loans from related parties in the amount of RMB13.0 million (US$1.7 million). In addition, in 2006, we issued 10,000,000 shares of our Series A convertible preferred shares to two founding shareholders for nominal consideration, and these shareholders immediately sold all of these shares at a price of US$0.1 per share. One of the founding shareholders is controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. With respect to the shares issued to such shareholder, we recorded a one-time share-based compensation charge. See “—Share-based Compensation Expenses.” With respect to shares issued to the other shareholder, whose shareholders have never had any employment or business relationship with us, the transaction has been accounted for as a return of capital to this shareholder in the amount of RMB4.0 million (US$0.5 million). This transaction is reflected in our consolidated statement of cash flows for the year ended December 31, 2006 as a non-cash financing activity. See note 11 to our consolidated financial statements included in this prospectus. Net cash provided by financing activities in 2005 was primarily attributable to loans from related parties. Net cash provided by financing activities in 2004 consists of proceeds received from subscriptions for our share capital by our founders.

Capital Expenditures

We incurred capital expenditures of RMB0.6 million, RMB2.5 million and RMB11.6 million (US$1.5 million) in 2004, 2005 and 2006, respectively. Our capital expenditures have been used primarily to purchase servers and other computer equipment for the operation of our online games and to obtain licenses of copyrights of the TV drama series “ ,” on which our game Legend of Martial Arts is based, and the Internet novel “Zhu Xian,” based on which we are developing a game with the same name.

We incurred capital expenditures of RMB4.6 million (US$0.6 million) in the first quarter of 2007. We estimate that our capital expenditures in 2007 will be used primarily to purchase computer equipment for the further expansion of our operations and to obtain licenses of copyrights required for our new games. We believe that our current cash and cash equivalents, anticipated cash flow from operations and net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2007:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	70,976	39,315	31,661	—	—
Total	70,976	39,315	31,661	—	—

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of March 31, 2007.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties, except for PW Network’s guarantee of the obligations of an unrelated party, Beijing Aoshi Lianheng Technology Co., Ltd., or Beijing Aoshi, for an aggregate rental fee of RMB1.8 million (US$0.2 million) under a server lease agreement for the benefit of the lessor, Shanghai Mengchi Network Technology Co., Ltd. PW Network provided the guarantee with respect to the rental payment as the servers rented by Beijing Aoshi were subleased to PW Network. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from this offering. In 2007, we will generate more revenues in foreign currency from licensing our games to overseas licensees. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. We recorded a net foreign currency loss of approximately RMB0.8 million (US$0.1 million) in 2006 principally due to a foreign currency loss on the U.S. dollar proceeds from the issuance of our Series A preferred shares resulting from the RMB appreciation. We may experience additional foreign exchange losses in the future to the extent we hold the proceeds of this offering in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.7% appreciation of the RMB against the U.S. dollar by March 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

Recent Accounting Pronouncements

Standards Implemented

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. We early adopted SAB No. 108 in the third quarter of 2006 and, accordingly, follow SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any adjustments to our consolidated financial statements.

In the first quarter of 2006, we adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect our consolidated financial statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

We have early adopted the provisions of EITF 06-3 in 2006 and presented value-added taxes on a gross basis. In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (“EITF 06-3”). EITF 06-3 includes any tax assessed by a government authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of such taxes in its interim and annual financial statements for each period for which an income statement is presented, if the amounts are significant. Please see Note 3(i) in our financial statements for the required disclosures.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS157 on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of assessing the impact of the adoption on our financial position or results of operations.

BUSINESS

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2006, according to a report published by IDC. We primarily develop 3D online games based on our proprietary Angelica 3D game engine and game development platform. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. In 2006, we launched our first three self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts and Perfect World II. In the first quarter of 2007, these games recorded approximately 237,000 average concurrent users in China. We launched a new self-developed 3D MMORPG, Zhu Xian, in May 2007.

Our core technology capabilities consist of our proprietary 3D game engine, game development platform and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our game engine enables us to create superior 3D graphics with impressive visual effects and provides the technical foundation for realizing innovative features in the game environment. Our game development platform is built on modularized functions which allow us to shorten the development cycle of our 3D MMORPGs to approximately six months for our recent games and to update our games frequently with new features.

We have achieved an impressive game development track record. Our Perfect World and Legend of Martial Arts games were the two most popular domestically developed 3D online games in China in 2006 according to IDC. Perfect World was a winner of the “Best 3D Online Games” award, and Legend of Martial Arts was a winner of the “Best Self-Developed Online Games” award, in China in 2006 at the China Digital Entertainment Exposition and Conference, or ChinaJoy, a leading Chinese online game industry convention. Legend of Martial Arts was awarded as the “Most Favorite Brand Game among College Students” from the Education Management Center of the Ministry of Education in 2006. We expect to launch two additional 3D MMORPGs and a casual game in 2007 and early 2008. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II and Zhu Xian, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2006 and the first quarter of 2007, 46.9% and 86.5%, respectively, of our online game operation revenues were generated through this item-based model. We will continue to explore new and innovative business models to maximize our revenues and profit. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 27 third-party distributors of our physical cards and one national distributor of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although most of our revenues are generated in China, we have licensed our games, Perfect World II and Legend of Martial Arts, to leading game operators in 11 and seven countries and regions, respectively, including Japan and Taiwan, and we plan to license our games to more countries and regions. We have grown significantly since our inception, and generated revenues of RMB99.4 million (US$12.9 million) and RMB87.2 million (US$11.3 million) in 2006 and the first quarter of 2007, respectively. We incurred net losses from our inception in 2004 through the end of 2006. Our net loss of RMB27.9 million (US$3.6 million) in 2006 included one-time share-based compensation charges in the amount of RMB37.8 million (US$4.9 million) incurred in the year. We achieved net income of RMB40.0 million (US$5.2 million) in the first quarter of 2007.

Industry Background

Overview. Online games are electronic games played over the Internet via network servers and game data stored on the servers. There are currently two major categories of online games:

MMORPGs. MMORPGs allow for thousands of users to play in an evolving virtual world at the same time over the Internet. Players’ computers generally need to have game-specific software installed to enable access to specific game servers. In a typical MMORPG, players adopt specific characters within the game to develop personalized experiences, skills and game attributes, which can be carried over into higher game levels. Because MMORPGs are relatively sophisticated and require a significant amount of time to become proficient and ultimately master, players tend to spend significant time playing and have a high degree of loyalty to the game. MMORPGs do not typically have a game ending. Instead, there are numerous stories with unlimited scenarios and game situations that may be presented depending on the actions of a particular player and the actions of fellow players playing within the same game environment.

Casual Games. Casual games are relatively easy to play and are typically concluded within a short period of time. Popular game genres include sports games such as car racing and basketball, social games such as dancing games, card games such as solitaire, hearts and poker, chess, trivia games such as puzzles and parlor games such as blackjack and checkers. Players can typically download the user-end software from the game website directly. The games are usually played free of charge and, when compared to MMORPGs, tend to draw a broader group of players, with diversified age groups and a more equal gender mix.

Online Game Market in the Asia-Pacific Region. The Asia-Pacific online game market is expected to continue its growth, fueled by the development in several countries in the region, particularly China. The following chart shows IDC’s forecast of trends in the online game markets of several countries and regions in the Asia-Pacific region.

Forecast of Major Online Game Markets in Asia

	Online game revenues (in millions of US$)			Paying online game users (in thousands)			Paying online game user penetration (% of Internet users)
	2006	2011	CAGR 06-11	2006	2011	CAGR 06-11	2006	2011
China	815.5	3046.1	30.2%	17,030	39,457	18.3%	13.2%	20.1%
Hong Kong	35.9	58.9	10.4%	553	789	7.4%	9.3%	11.1%
Indonesia	3.3	10.9	27.1%	100	411	32.6%	0.9%	1.4%
Korea	740.5	1167.2	9.5%	5,769	8,286	7.5%	14.1%	18.7%
Malaysia	14.0	50.2	29.1%	223	654	24.0%	1.4%	3.4%
Philippines	19.5	32.6	10.8%	826	1,984	19.1%	4.2%	6.6%
Singapore	7.9	15.4	14.2%	129	235	12.7%	3.6%	5.0%
Taiwan	234.1	379.2	10.1%	3,174	4,823	8.7%	18.2%	22.7%
Thailand	31.4	64.3	15.4%	958	1,817	13.7%	7.9%	9.7%

Data Source: IDC Asia/Pacific Online Gaming Market Data Table, May 2007

Growth of Online Game Market in China. China is a key online game market in the Asia-Pacific region and has substantial growth potential. According to IDC, China’s online game revenues were US$816 million in 2006, representing a 73.5% increase over 2005. IDC predicts that China’s online game revenues will reach US$3.0 billion by 2011, representing a CAGR, of 30.2% from 2006 to 2011.

The following table sets forth IDC’s forecast of Internet users and the online game market in China for the period from 2006 to 2011.

China Internet and Online Game Industry Forecast

	2006	2007	2008	2009	2010	2011	CAGR (2006- 2011)
Internet users (in millions)	128.7	150.1	167.5	180.1	189.8	196.4	8.8%
Online game players (in millions)	32.7	39.6	47.3	55.4	63.4	69.9	16.4%
Paying online game players (in millions)	17.0	21.1	25.6	30.5	35.3	39.5	18.3%
Paying online game player penetration (% of online game users)	52.2	53.2	54.1	55.0	55.8	56.5	—
Online game revenues (in millions of US$)	815.5	1,229.4	1,663.3	2,199.5	2,620.9	3,046.1	30.2%

Data Source: IDC, Greater China Online Gaming 2007-2011 Forecast and Analysis, March 2007

Many factors have supported and we believe are likely to continue to drive the growth in the online game market in China:

•

Increasing Internet, Broadband and PC Penetration. The development of the Internet and broadband penetration provides a solid base for the online game industry in China. According to IDC, the Chinese Internet population is expected to increase from 128.7 million users in 2006 to 196.4 million users in 2011, representing a CAGR of 8.8%. In addition, broadband penetration increased as subscribers reached 48.7 million in 2006, a 29.0% increase over 2005, and is expected to grow at a CAGR of 10.1% over the next five years to 78.9 million by 2011. According to Euromonitor International, a leading industry research firm, PC penetration in China is expected to increase from 62.0 per every 1,000 persons in 2005 to 154.6 per every 1,000 persons in 2010, representing a CAGR of 20.0%.

•

Attractive form of entertainment and limited number of other forms of entertainment. With the growing use of the Internet, online games and other Internet-based entertainment are becoming increasingly popular with the younger generations in China. Online games, especially MMORPGs, enable players to participate interactively in the games and compete against each other on a massive scale, thereby offering players a sense of fulfillment in a community setting. Frequent online and offline activities organized by game operators and Internet cafés also help to build a community of game players. Online games are a way for many young players to express their emotions, create virtual personalities and are important social outlets for many players. These factors, combined with the lack of more appealing entertainment options in China, make online games an attractive form of entertainment in China, especially for people between the ages of 16 and 35. According to IDC, in 2006, approximately 7.9% of online game players in China were minors under the age of eighteen.

•

Low entry cost and convenience of play for users. Games of console systems, such as those made by Sony, Nintendo and Microsoft, typically require a significant one-time payment for the hardware equipment and software needed to play a game. In contrast, the entry cost for online games is relatively low and online game software is typically free to download onto a computer. While more advanced computers are still expensive in relation to Chinese per capita income, widespread Internet cafés throughout China provide players with easy and low-cost access to online games, and thus expand the geographic and demographic reach of online games in China. According to IDC, in 2006, approximately 41.7% of Chinese online game players accessed games at Internet cafés, where only a small fee for using the café is charged in addition to the game charges. In addition, many online games are designed with relatively basic hardware requirements, minimizing the cost barriers for some entry-level players.

•

High degree of user loyalty. Many online games, especially MMORPGs, require a significant amount of players’ time and commitment to develop the skills required to progress. The online game environment also allows players to have personalized, customizable and interactive experiences, including love, romance and friendship. In addition, the frequent introduction of new characters, game levels and other features creates a game environment that remains dynamic and appealing to players. The combination of these factors enhance players’ loyalty to the games.

Major Characteristics of the Online Game Market in China. The online game market in China currently has the following key characteristics:

•

Migration to 3D games. There has been a noticeable trend towards development and operation of 3D online games in China. Compared with 2D games, 3D settings and characters provide a more realistic representation of real-life objects and can depict more complex activities and movement. 3D games with enhanced graphics are more attractive to players, in particular MMORPG players.

•

Increasing acceptance of the item-based revenue model. The item-based revenue model is gaining wider market acceptance. While many of the older games use the traditional time-based model, many of the newer games are being introduced with the item-based model. Internet users are more likely to be attracted to playing item-based games since there is no initial charge to play the game. The model also presents players with a personalized and differentiated service portfolio and increases the ability of online game companies to generate higher revenues per customer. According to IDC, in 2006, more than 60% of online game revenues in China were generated from the item-based model, compared to a very low percentage in 2005.

•

Slow pace in upgrading PC hardware. Although PC and other hardware manufacturers constantly introduce more advanced hardware to the market, Internet cafés and individuals in China tend to replace computers at a much slower rate than game players in the United States and other developed countries. Therefore, many game players in China play online games using computers and hardware that may be generations behind the most sophisticated hardware. As a result, online games that are designed with flexible hardware requirements can reach a larger pool of potential players in China.

•

Rampant cheating programs and hacking in many games. Unauthorized character enhancements and other hacking or cheating activities are common in China. These activities not only impair the individual player’s property and affect the game experience, but also damage the game developer’s and operator’s reputation and credibility to maintain a fair and reliable game environment. According IDC, unauthorized character enhancements were viewed as one of the top factors causing players to stop playing an online game.

•

Continued growth of domestic online games. Domestically developed online games have shown strong competitive advantages in China. According to IDC, in 2006, revenues generated from domestically developed online games reached RMB4.2 billion (US$0.5 billion), accounting for 64.8% of the total online game revenues in China.

•

Growing popularity of casual games. Casual games have become more popular due to their relative benefits compared to MMORPGs, including providing less-experienced online game players with a means to become familiar with both online game playing and the online game culture without making substantial commitments of time and resources, and better suitability for play at home due to the shorter duration of casual games and reduced demand for a player’s full attention for prolonged periods. According to IDC, China’s casual game revenues reached US$153 million in 2006, an approximately 100% increase from the 2005 revenues. IDC predicts that China’s casual game revenues will grow at a CAGR of 48.0% from 2006 to 2011, and will reach US$1.1 billion by 2011.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Leading Market Position in 3D Online Games in China. We are a leading online game developer and operator in China as measured by the popularity of our self-developed and operated online games, according to

IDC. Anticipating the substantial market growth of 3D online games in China, we have focused on the development of our proprietary Angelica 3D game engine and 3D online games. Our focus on 3D technologies, combined with our powerful game development platform and game design capability, has allowed us to develop award-winning MMORPGs in-house without the need to rely on licensing games from third-party game developers. Our Perfect World and Legend of Martial Arts games were recognized by IDC as the two most popular domestically developed 3D online games in China in 2006. Perfect World was a winner of the “Best 3D Online Games” award, and Legend of Martial Arts was a winner of the “Best Self-Developed Online Games” award, in China in 2006 by ChinaJoy. We believe that we have maintained a loyal game player community, which provides an established audience to market our future products and services.

Powerful Technology Capabilities. The key features of our technology capabilities include:

•

State-of-the-art 3D game engine. Our proprietary Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects, realistically representing real-life characters and items in captivating scenes. The game engine provides the technical foundation to realize innovative game features in the game environment, such as enabling characters to fly freely, and enabling our game players to customize and personalize content and characters. It supports complicated algorithms and computation processes to ensure a consistently challenging and exciting game experience. Our Angelica 3D game engine also streamlines online data transmission, game operations and user control and supports up to 160 concurrent users playing on the same scene.

•

Powerful game development platform. Our game development platform has been designed with modularized functions to allow our game designers and graphic artists to quickly enhance the game play, design and settings without getting bogged down by complex and technical computer programming language. This significantly shortens our game development cycle and allows us to quickly update game content and features after game launch to further boost our in-game item sales and enhance user experience. Our game development platform builds in multiple-language capability, which supports our timely expansion into international markets by making the localization process more convenient for us and our international licensees. As of the date of this prospectus, we have licensed Perfect World II and Legend of Martial Arts to leading game operators in 11 and seven countries and regions, respectively, including Japan and Taiwan.

•

Flexible hardware requirements. Recognizing that many game players in China do not have access to state-of-the-art hardware, our Angelica 3D game engine is designed to be flexible, not only to deliver an advanced online game experience to users with high-end hardware, but also to present an effective game experience for users playing on computers that may be a few generations behind. We believe that the relatively flexible configuration requirements provide us access to a broad range of players in China.

•

Anti-cheating expertise. Our advanced technology, especially the built-in detection mechanisms of our games, procures the real-time detection and resolution of unauthorized character enhancements and other attacks from cheating activities, which have been seen in online games in China and in other parts of the Asia-Pacific region.

Creative Utilization of Extensive Local Knowledge and Experience. We utilize our deep understanding of the local culture, entertainment industry and customer preferences and behavior to design, market and distribute our games.

•

Innovative utilization of pop culture products. We consistently review pop culture products on the Internet and other forms of media and among our player community to generate game concepts that are in tune with Chinese game players’ interests and the most up-to-date market trends. For example, Legend of Martial Arts was designed based on a highly popular TV drama series. We developed our fourth MMORPG based on Zhu Xian, a popular Internet novel, which was ranked among the top five Internet novels for 2005 and 2006 according to the click statistics of Baidu.com, Inc. We believe that our systematic game design generation based on our insight into the local market facilitates the introduction of new games and a higher likelihood of success upon commercial launch.

•

Marketing activities and game features using popular local entertainment and fashion elements. We understand the entertainment-oriented Internet culture in China and incorporate entertainment and fashion elements into our marketing activities and into our games. For example, we hired Shui Mu Nian Hua ( ), a popular Chinese folk-rock band, to record the theme song for our game, Perfect World. We also use celebrities for this and other games, including Crystal Liu ( ), a popular TV star in China, who has been appointed as our “Miss Perfect” to promote our game, Perfect World, and Richie Jen ( ), a well-known pop singer, who has been appointed as an ambassador for our game, Zhu Xian, and has recorded the theme song for that game. We strive for an interplay between game play, marketing and entertainment, which we believe is illustrated by the theme song for “Perfect World” being ranked among the top five most popular songs by several national charts in China.

•

Deep understanding of player preferences. To enhance our understanding of player preferences, we have recruited online game players to work at our game design department. We closely analyze and rapidly respond to changing player preferences by frequently updating our existing games. We also introduce event-related game features, such as offering special holiday edition items. Understanding the importance of a fair game environment to players, our dedicated technical team constantly monitors and deals with the latest developments in hacking and cheating activities. Our knowledge of hackers’ habits help to protect our games from these activities and to ensure players’ confidence in the reliability of our games. We also incorporate consumer behavior and preferences into our game ecosystem, which optimizes the balance of power to ensure overall fairness and provides incentives for players to spend on in-game items.

Strong and Consistent Operations. We believe that our strong and consistent operations distinguish us from our competitors. Our operations primarily consist of the following aspects:

•

Efficient technology infrastructure. We operate our games through an efficient hardware and software infrastructure with a large network capacity, consisting of over 1,400 owned and leased servers. Our streamlined server groups support a large number of concurrent users. For example, a standard server group for our Legend of Martial Arts game allows for up to 15,000 concurrent users.

•

Effective sales and marketing force. We have a dedicated product management team for each of our games, responsible for marketing activities, managing player community and setting operational plans. We also have local promotion personnel in approximately 20 cities that cooperate with our distributors to periodically organize a variety of promotional activities, such as Internet café gatherings, player clubs and college marketing teams.

•

Nationwide distribution network. We distribute our physical and virtual prepaid game cards through a variety of channels. Our offline distribution network for physical game cards includes 27 provincial distributors across China, with access to approximately 3,400 retail outlets, including Internet cafés, newsstands and bookstores. Our virtual game cards are distributed via an online distributor and third-party audio response phone and mobile services providers. We also sell our online points through our website and our proprietary E-sales system, which simplifies the sales process and logistics and allows us to centrally monitor transfers by the distributors.

•

High-quality customer service. We strive to provide high-quality customer service to offer our game players an enjoyable game playing and overall user experience. Our customer service consists of around-the-clock call centers and in-game masters that provide instant responses to players’ inquiries and requests. We manage our user membership through our comprehensive Perfect Pass system, which is user-friendly, quick and secure, and provides customers easy access to their individual profile and payment history.

Experienced Management Team and Game Development Personnel. We have an experienced management team with strong execution capabilities and technology expertise. Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, has approximately ten years of entrepreneurial experience in successfully establishing and managing software enterprises in China. Mr. Kelvin Wing Kee Lau, our chief financial officer, has approximately seventeen years of experience in accounting and financial reporting. Mr. Qi Zhu, our vice president in charge of operations, has over eight years of marketing and operation experience in Internet and computer related industries. Several core members of our game development team, including Mr. Di He, our vice president and chief technology officer, and Mr. Qing Li, our vice president and chief design officer, have worked together for approximately nine years, and possess an established track record in successfully developing 3D online and PC games. The collective experience and history of cooperation among these core members have contributed to our rapid and high-quality game development and is critical to our success.

Strategy

Our goal is to become one of the leading online game companies in the world. Our primary growth strategies include:

Further Expand and Diversify Our Game Portfolio. We plan to continue to develop and launch new games on a regular basis by further intensifying our development efforts and leveraging our proprietary 3D game engine and powerful game development platform. In addition to our four MMORPGs currently on the market, we are developing two new MMORPGs and a new casual game that we target to launch in 2007 and early 2008. We also intend to develop more online games based on various styles of storylines and designs and to source creative designs overseas that could be developed into potential hit games in China. We will also consider expanding into other game formats, such as 3D online virtual community. Our target in the long run is to establish a comprehensive game portfolio catering to all of the major market segments and player demographics.

Enhance User Experience to Increase Monetization of Our Games. We will continue to focus on building a community of loyal game players to maintain and increase loyalty to our games, thus lengthening user playtime and the life span of our games, and increasing in-game purchases. We will seek to increase customer demand for our in-game items by optimizing the visual effects of our in-game items and engaging consultants to help us design and provide a variety of new clothing, accessories and other items that may be appealing to players, including limited edition special items that can be sold at premium prices. We also intend to track our players’ purchase habits and trends through detailed analysis of the extensive data we collect via our integrated membership system and through other channels, and use this information to improve the content and display of our in-game items. To boost and maintain player purchases, we will continue to offer event-related in-game items, introduce attractive seasonal sales activities, and launch holiday promotion activities around public holidays. We also plan to commercialize certain in-game features under development, such as enabling game players to design in-game items themselves.

Increase Our Focus on International Expansion. We aim to expand our international operations to capture opportunities overseas. We plan to further expand the geographical presence of our games by licensing Perfect World II, Legend of Martial Arts and other games in the future to leading online game operators in additional countries and regions, including Southeast Asia, the United States, Europe and South America. We will seek to create games with themes that cater to specific overseas markets or cut across geographical boundaries and also work with leading foreign online game companies to localize our content for the specific tastes and preferences of the local markets that we wish to enter. By cooperating with the leading online game companies in each country or region, we will seek to improve our overseas distribution network and increase our market penetration. We also plan to offer cross-border in-game events, such as in-game battles between players from different countries, which we believe will help build up our international game player community and expand our international player base.

Strengthen Leading-edge Technology through Continuous Research and Development. We believe that our proprietary Angelica 3D game engine, game development platform, anti-cheating mechanisms and other advanced technologies that we use differentiate us from many of our Chinese competitors. We intend to continue to focus on and devote substantial resources to our research and development efforts. We plan to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphics artists. We will continually improve and upgrade our Angelica 3D game engine, game development platform and anti-cheating technology to keep pace with the latest technical advancements and offer more attractive features in our games. We plan to consistently introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations. We currently focus on the development of the technology for game players to have more control over the design and creation of in-game content and graphics. We also plan to expand our testing team and create a testing center dedicated to evaluating the technological performance of our games.

Pursue Strategic Acquisitions, Partnerships and Alliances. We intend to selectively acquire complementary online game businesses, particularly game development studios in China, to broaden our game formats, expand our development team and obtain access to other valuable resources. To strengthen our market position in China, we also intend to establish relationships with key players in other industry sectors that may complement our business and broaden our player base. For example, we may partner with leading Chinese media outlets to promote our games. We believe our extensive game operating experience, established player base, deep understanding of Chinese culture and the preferences of Chinese players, existing technology infrastructure and cost-effective development capability offer attractive cooperation opportunities to leading international game companies that seek to enter the Chinese market. We may consider strategically partnering with leading international game developers to identify game designs with market potential, and engaging in joint development to localize popular foreign games for the Chinese market. We also intend to work with leading foreign game developers to introduce selective foreign games into China to leverage our strong operational platform and increase our revenues and profit.

Our Games

Since our inception in March 2004, we have developed, operated and distributed four 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II and Zhu Xian. All of our games are developed by using our Angelica 3D game engine and offer “anytime play,” meaning users can play the games 24 hours a day, seven days a week. In addition, players’ game characters develop skills and experience, which, along with enhanced game features that can be accumulated or bought, can be carried over into higher game levels as the stories and games progress. The games are ultimately never won or lost, but instead provide a virtually infinite number of different game scenarios and situations depending on the choices of the player and others playing the game.

Our games also offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emotive icons that appear within a character’s dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game.

Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players’ notes or inquires.

The following table summarizes the minimum hardware configuration requirements and date of commercial launch of each of the MMORPGs that we are currently operating. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Commercial Launch	Minimum Hardware Configuration Requirements
Perfect World	January 2006	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Legend of Martial Arts	September 2006	Pentium III 600 Mhz CPU, 256 MB RAM, TNT DX8.0 display card and 1 GB hard drive

Perfect World II	November 2006	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Zhu Xian	May 2007	Celeron 800 Mhz CPU, 256 MB RAM, TNT DX8.0 display card and 700 MB hard drive

Perfect World. Perfect World is an adventure and fantasy game with traditional Chinese settings. Players can take on various roles, including swordsmen, magicians, archers, priests and magical creatures. Characters develop skills over time, use magical weapons and team up with other players to fight against monsters and various creatures and to conquer and govern territories.

Players can design and customize the appearance and characteristics of their characters and roles. This includes customization of skin color, facial features and expressions, body types and hair styles. The player can model the game character after her own image or the image of a star or create a new image. Perfect World also offers a variety of features that are innovative in China, such as day-and-night shifting and weather effects and changes. The game allows characters to fly freely and move in a continuous and changing terrain and environment seamlessly without having to wait for scenery changes as is often the case in many other online games.

Perfect World offers sophisticated 3D graphics that realistically represent real-life characters and items moving in captivating scenes. The game can be displayed on a 16:9 widescreen to provide a movie-like visual effect. The in-game online radio broadcasts live game commentary and enables players to select the background music. In addition to the intense fighting scenes and game play and sense of adventure offered by the game, players can build virtual homelands and customize the background settings, including creating mountains and rivers in the game environment.

We launched Perfect World in January 2006. We adopted a time-based revenue model for this game, i.e., charging players based on the time they spend playing the game. We conducted the open beta testing of Perfect World from November 2005 to January 2006, during which period we allowed our registered users to play without charge in open market conditions to test performance consistency and stability of operation systems.

Perfect World received several awards in 2006, including recognition as the most popular domestically developed 3D online game in China in 2006 according to IDC, one of the “Best 3D Online Games” and the “Top 10 Most Popular Online Games” in China, awarded by ChinaJoy, the “Most Popular Domestically-Developed Online Game,” awarded by the second game players survey organized by Interactive Games, an industry publication, the “Best Original Online Game,” awarded by Home PC and Games, an industry publication, and the “Best Domestically-Developed Online Game,” awarded by the annual conference of the China e-Game Industrial Association.

Legend of Martial Arts. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, “ .” Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese public.

In addition, although based on the original TV series, we have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. The game characters develop skills over time, gain experience and collect other game features and items upon completion of various story–related missions.

In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts has contained several features designed to provide players a flavor of traditional oriental culture. These include an apprentice system, which is formed by martial arts masters according to Chinese legends, and a nick name/title system, which assigns interesting nick names and titles to players based on their respective game experience. The game has also added a marriage system, whereby game characters can get married to other game characters to add a sense of social reality to the experience.

Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model that we currently use in Perfect World, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. We also provide online auction services for players’ to trade their in-game items with other players.

We have designed this game to encourage player purchases. This requires us to maintain and improve the attractiveness of in-game items and respond even more quickly to user trends in game play, fashion and overall lifestyle. Players can purchase a variety of fashionable and personalized virtual clothes, including traditional Chinese wedding dresses for characters’ in-game marriages. The game also provides a range of choices among virtual riding animals, such as horses, leopards, tigers, polar bears and dinosaurs. To maintain and boost our sales, we offer new in-game items periodically, in particular around public holidays. We also continually improve the screen display of these items to attract player purchases.

We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing. Legend of Martial Arts has received several awards, including recognition as the second most popular domestically developed 3D online game in China in 2006 according to IDC, the “Most Favorite Brand Game among College Students” from the Education Management Information Center of the Ministry of Education in 2006, and one of the “Best Self-Developed Online Games” and “Most Anticipated Online Games by Game Players” awarded by ChinaJoy in 2006, and “Most Anticipated Online Games by Game Player” awarded by the annual conference of the China e-Game Industrial Association in 2006.

Perfect World II. We launched our third MMORPG, Perfect World II, in November 2006. The storyline of Perfect World II is set in a similar content and graphic background as Perfect World.

Like Legend of Martial Arts, Perfect World II also uses an item-based revenue model. Compared to Perfect World, we further improved the playing methods and game environment. We provided more user-friendly guidance on the classification and ranking of in-game weapons, and players can purchase virtual raw materials to manufacture their weapons. We also optimized the visual effects of our in-game items to enhance the attraction to players and transaction volumes. As Perfect World II offers more appealing play experience and operates under a different model compared to Perfect World, we have noted that some users play these two games concurrently, particularly those players who have already achieved advanced game attributes in Perfect World and try to enjoy a more personalized experience.

Perfect World II is the first game we licensed to overseas game operators. We plan to introduce cross-border in-game events, such as in-game battles between players from different countries, which we believe will help build up our international game player community and expand our international player base.

Zhu Xian. We launched Zhu Xian in late May 2007. Zhu Xian ( ) was developed based on a popular Internet novel with the same name. The Internet novel was ranked the No. 1 most read Internet novel in 2005 and was among the top five most read Internet novels in 2006 according to the click statistics of Baidu.com, Inc. The basic story concept of Zhu Xian is a martial arts focused adventure set in a fantasy world. The game players are able to experience the various fantastic scenes and plots that have made the Internet novel popular, such as martial arts training, use of magical weapons, upgrading of special capabilities and contests to obtain magical treasure, from the perspectives of the novel characters that they choose to play. We also add a time dimension, so that the player can enter into any game scenario based on the time parameter that they select without having to wait for the plot development like a novel reader. We believe that this feature diversifies the game content and increases players’ interests in the game environment.

Online Games Under Development. We are in the process of developing two additional 3D MMORPGs, including Chi Bi, and a casual game, Hot Dance Party, all to be launched in 2007 and early 2008. We plan to adopt the item-based revenue model for these games. We are also developing a 3D online virtual community, Second World.

Chi Bi. Chi Bi ( ) is a war story developed based on the well-known Chinese history over the ancient Three Kingdoms period. This game will be designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. We expect to launch Chi Bi in the fourth quarter of 2007.

Hot Dance Party. We are developing Hot Dance Party, our first casual game. This game will allow players to enjoy dancing game play in a captivating 3D game environment with a variety of background music choices. Furthermore, we plan to incorporate certain community features into this game. Game characters can build their own homes in the game environment. We expect to launch Hot Dance Party in the fourth quarter of 2007.

Second World. We are developing a 3D online virtual community to be named Second World. This virtual online community will comprise user-created characters and content, ranging from various styles of houses to shopping malls, cinemas, office buildings and fortresses, modeled after real-life items or created by players based on their own imagination. A user of Second World will be represented by his “avatar,” a virtual identity expressed through a human-like image and used to interact with other avatars in a virtual environment.

Our Proprietary Technologies

3D Game Engine

Anticipating the potential growth of 3D online games in China and recognizing the importance of possessing our own game engine, we have focused on the development of our proprietary Angelica 3D game engine. Our Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects, realistically representing real-life characters moving in captivating scenes. Our Angelica 3D game engine employs the latest technology to realize 3D features, including shadow mapping, light reflection and refraction on water surfaces. It also enables characters to fly freely in the game environment, to embrace and thus enhance interaction between players, and enables our game players to create, customize and personalize virtual content and characters.

The Angelica 3D game engine is designed to be flexible to allow for effective game play on both high-end and lower-end computers. Many of the international game operators that license games to China use game engines that require players to have the newest and most advanced computers to play the game or enjoy the game experience. We believe these engines may not be suitable to the hardware environment in China, because a large number of game players in China play online games using hardware that may be generations behind the most advanced computers. In comparison, the games developed on our Angelica 3D game engine are compatible with a variety of hardware platforms by simplifying certain computation requirements for low-end hardware. This allows us to access a broad range of players in China.

The logic part of the Angelica 3D game engine provides the framework for the continuous evolution of the game story and game episodes. Under the logic engine, all game elements including characters, weapons, skills, game plots and scenes, are defined as abstract parameters and assigned with relative probabilities. Based on the complicated algorithms, formulas and computation processes supported by the logic engine, our program developers optimize and maintain the systematic balance and evolution of the various game elements to create a consistently challenging and exciting game experience and a game environment that is perceived as fair by the players.

The network part of the Angelica 3D game engine provides a platform to streamline the online data transmission, game operation and user control. Our network engine is able to support up to 160 concurrent players on the same scene, thus facilitating in-game events, such as battles on a massive scale.

Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine to develop all of our existing MMORPGs and are using it in connection with the development of our two new MMORPGs and our casual game.

Game Development Platform

Our game development platform has been designed with modularized functions to allow our game designers and graphic artists to quickly enhance and expand on the game play, design and settings without getting bogged down by technical computer programming language. Designers and graphic artists can program by going through a series of user-friendly menus. This significantly shortens our game development process and allows us to quickly add content and features to our games even after their commercial launch. Furthermore, as the same program development team supports the programming of each of our games via the same development platform, any programming improvement originated from one game can be readily introduced to other games. We believe that our game development platform provides us with a solid foundation to rapidly and frequently develop and introduce new games and to update our existing games.

Anti-cheating Technology

Our game engine also provides the technological foundation for the real-time detection and resolution of unauthorized character enhancements and other attacks from hacking and cheating activities. Our games have built-in detection mechanisms, which include a verification process between the user end hardware and our operation servers and the instant detection of cheating activities. We believe this is important to ensure players’ confidence in the fairness and reliability of our games, in particular given the propensity of hacking and cheating activities in online games in China and in other parts of the Asia Pacific region.

Game Development

We believe that rapid and high-quality game development is critical to our success. Our game development team consists of our programming department, design department and graphics department. As of June 25, 2007, we had 274 game development personnel. Several core members of our development team have worked together for nearly a decade.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends. Our game development cycle from initial design concept to commercial launch has decreased to approximately six months for our most recent MMORPGs.

Our systematic game development process includes the following key steps:

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Concept generation. Our design department takes the lead in generating game development ideas based on the latest trends in player preferences. We recruit game players into our design team to closely track the hot topics among our players and on the Internet. We also encourage all of our employees to provide creative ideas and concepts for game development.

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Detailed proposal. Upon management’s approval of the new game concept, the design department will prepare a detailed proposal that sets preliminary storylines and game characters, estimates of costs and target markets.

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Development plan. After the completion of the technical review of the proposal, a project team consisting of our programming staff, design staff and graphics artists work together to set the technical criteria for the game development, and then formulate a game development plan with development milestones.

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Design, style and story concepts. Based on the game development plan, our graphics artists will determine the style of the new game and design game characters, our game designers will develop the game story and define game environments, and our program developers will develop both the server-end software and the user-end software modules.

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Internal reviews. Mid-term management reviews will take place upon the completion of each milestone of the development plan. Concurrently, our testing department tests the accuracy and completeness of the development, and our marketing department initiates marketing campaigns according to the development milestones.

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Closed beta testing and open beta testing. We conduct closed beta testing to work out technical issues and eliminate technical problems. Thereafter, we conduct open beta testing to test the operation of new games under open market conditions and introduce new games to players.

Our games are realized through coordination among teams of program developers, game designers and graphic artists. Our in-house development team also supports our frequent game upgrades and updates to accommodate the latest user tastes and preferences and evolving market trends. We also try to design each of our games to cater to distinct market segments to grow our overall player base rather than merely shifting players from one game to another. Furthermore, our games are developed with built-in multiple-language capability to support our timely expansion into international markets through a convenient localization process.

Membership Management and Payment System

Perfect Pass is our integrated membership management system. It is designed to provide our customers with an integrated user-friendly platform to log in, pay and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid game card or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer’s available prepaid online points, profile and payment history of the last three months. As of March 31, 2007, we had over 30 million registered accounts, including over 11 million active accounts. An account is deemed active if a player has logged in such account at least once over the last three months.

A customer can purchase the prepaid game cards through our various distribution channels both online and offline. Each prepaid game card contains a unique access code and password that enables a player to add online points to his account. Our prepaid game cards are offered in a variety of denominations to provide players with flexibility, and each prepaid game card may be used to play any of our online games. To avoid third parties’ misuse of our customers’ accounts, we offer a series of security measures by linking the account with our customer’s mobile phones, such as the lock-up of account and lock-up of IP addresses via short message instructions.

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for Legend of Martial Arts, Perfect World II and Zhu Xian. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment. We have generally maintained stable pricing for our games and in-game items.

Distribution. We established our distribution network by leveraging our managing team’s extensive connections accumulated from their previous software distribution experience. We distribute our physical and virtual prepaid game cards and online points through various channels.

Physical card distribution. We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 27 distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards directly to approximately 3,400 Internet cafés, newsstands, bookstores and other retail outlets throughout China.

Online point distribution. We sell our online points through the following channels:

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Online payment platforms: We sell our online points directly to players for charging their accounts via our own website without any discount. Payments for purchases are processed by banks and other third- party online payment platform service providers. These online payment platform service providers receive transaction fees, which reduce the net payment we receive from them.

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E-sales system: Each of our E-sales regional distributors has a sales account in our E-sales system. Upon receipt of their payment, we allocate to the distributor a number of online points and record on the central E-sales computer system operated and monitored by us. The distributors can electronically transfer the online points in their sales accounts to the accounts of their sub-distributors, retailers or players on our central E-sales computer system. This system of electronic sales simplifies logistics by eliminating the need for, and the cost of, physical game cards, and allows us to centrally monitor transfers by the distributors.

Virtual card distribution. Our virtual prepaid game cards are sold via various platforms as follows:

•	National distributor: Currently, we distribute our virtual cards primarily through a national distributor.

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Telecommunication operators: Our virtual cards are also sold through audio response phone, mobile and broadband services provided by telecommunication operators in approximately 20 and 30 cities, respectively, in China. These telecommunication operators bundle the collection of fees for our games with the fees for their services to users.

Overseas Licensing

As of the date of this prospectus, we had licensed Perfect World II and Legend of Martial Arts to operators in 11 and seven countries and regions, respectively. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial license fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games every three to six months. We also usually assist the licensee in preventing, detecting and resolving hacking and cheating activities.

We plan to further license Perfect World II, Legend of Martial Arts and other games to leading online game operators in additional countries and regions to expand the geographical presence of our games, including Southeast Asia, the United States, Europe and South America. Both of Perfect World II and Legend of Martial Arts use an item-based revenue model. Our games offer differentiated in-game items in different territories, e.g., kimonos offered in Japan. The licensees determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 15, 2006	December 2006	December 2009

Japan	C&C Media Co., Ltd.	July 29, 2006	April 2007	April 2012

Vietnam	Quang Minh DEC	August 25, 2006	February 2007	February 2010

Malaysia and Singapore	Cubinet Interactive Sdn Bhd	December 28, 2006	March 2007	March 2012

Korea	CJ Internet Corporation	December 12, 2006	September 2007 (expected)	Sixty months from commercial launch

The Philippines	Level Up! Inc.	December 12, 2006	September 2007 (expected)	Five years from commercial launch

Brazil	Level Up! Interactive S.A.	December 14, 2006	December 2007 (expected)	Five years from commercial launch

Thailand	Cubinet Interactive Sdn Bhd	June 20, 2007	October - December 2007 (expected)	Three years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Legend of Martial Arts.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 25, 2007	December 2007 (expected)	Three years from commercial launch

Japan	C&C Media Co., Ltd.	June 29, 2007	December 2007 (expected)	Three years from commercial launch

Malaysia and Singapore	Cubinet Interactive Sdn Bhd	June 29, 2007	December 2007 (expected)	Three years from commercial launch

Thailand	Cubinet Interactive Sdn Bhd	June 29, 2007	March 2008 (expected)	Three years from commercial launch

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which is ranked among the top five most popular songs by several national charts in China. We sponsored the production of the MTV album featuring such song. This album was awarded the “Best Album in Mainland China” by Annual CCTV-MTV Music Awards in 2006. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, Spring Festival Soiree. We also organized Shui Mu Nian Hua’s tour show in more than 40 universities across China, which was named as “Most Popular Offline Events” by a game players survey organized by Interactive Games in 2006. Furthermore, we use celebrities for Perfect World, including Crystal Liu, a popular TV star in China, who has been appointed as our “Miss Perfect” ambassadress for Perfect World. Our Miss Perfect was named as “Most Popular Game Ambassadress” by the same Interactive Games survey.

To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. When we announced the public testing of the game, we invited guests from the media, game industry and the public to visit the set of the TV series. After launching the game, to generate more enthusiasm and continued interest in the game, we have created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili ( ), acting as the heroine.

Richie Jen, a well-known pop singer, has been appointed as an ambassador for our game, Zhu Xian. He has also recorded two MTV theme songs featuring various scenes in the game.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing teams, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. We have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game pig pets during the Chinese lunar new year of 2007, “the year of the boar.”

Advertising and Online Promotions. We advertise in many game magazines and online game sites that are updated regularly. To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and near elevators.

For each of our games, we have a dedicated product management team responsible for marketing activities, managing player community and setting operational plans. We believe that our multi-channel marketing activities help build up a players community and satisfy our players’ need for social outlets and social interaction. We believe this in turn helps to generate and improve players’ loyalty to our games.

Customer Service

We have focused on providing excellent customer service in order to retain our existing customers and to attract new game players.

Our players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. We currently have 279 dedicated customer service representatives, many of whom are online game fans with deep understanding of game play and players. All of our customer service representatives are required to participate in a formal training program before commencing work. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. In addition, we also operate online bulletin boards that enable players to post questions to, and receive responses from, other players. In addition to providing customer service to our players, our customer service representatives also collect player comments and complaints about our games and generate periodic reports for our management and operations personnel that summarize important issues raised by players and our responses to those issues.

We have in-game masters that are responsible for organizing in-game events, troubleshooting and responding to players’ inquiries. Our in-game masters work together with our dedicated engineering team to detect and remove bugs and viruses. They are also actively involved in identifying and resolving any issues arising from unauthorized character enhancements and other hacking or cheating activities.

We also have a service center in Beijing, which is open to walk-in customers during normal business hours. All of our representatives at our service center are trained to address our customers’ questions and concerns and resolve any problems they may have with our products and services.

Network Infrastructure

We aim to build a reliable and secure network infrastructure to fully support our operations. We maintain an efficient hardware and software infrastructure with a large network capacity, consisting primarily of over 1,400 owned and leased servers.

As of June 25, 2007, we employed 59 technical support staff to maintain and improve our current technology infrastructure. We have a network operation team responsible for stability and security of our network. The team follows a workflow plan of problem detection, recording, analyzing and solving. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce risks of hacking. Our streamlined server groups support a large number of concurrent users. For example, a standard server group for our game, Legend of Martial Arts, allows for up to 15,000 concurrent players.

Competition

Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

•	online game developers in China, including NetEase, Kingsoft and ZTGame;

•	online game operators in China, including Shanda and The9; and

•	other competitors, including major Internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

Some of our existing and potential competitors have significantly greater financial and marketing resources and a larger portfolio of game offerings than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.”

Intellectual Property

Our intellectual property rights include trademarks, trade secrets and domain names in China and copyright and other rights associated with our websites, game engine, technology platform, self-developed software and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trade secret protection, trademark and copyright law, non-competition and confidentiality agreements with our employees, and license agreements with our partners, to protect our intellectual property rights. We require our key employees to enter into agreements requiring them to keep confidential all information relating to our software, technology, business and trade secrets during and after their employment with us. These agreements also require our employees to assign to us all of their inventions and other intellectual property rights made by them primarily in connection with our business.

We have registered our domain names www.wanmei.com, www.wulin2.com.cn, www.wulin2.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.zhuxian.com.cn, www.zhuxian2.com.cn, www.world2.cn, www.world2.com.cn, and www.world2.com.cn with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered all of our existing online games and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. However, neither we nor our licensees have applied for trademark or copyright protection or for domain name registration outside China.

PW Network has obtained an exclusive license to use the name, background music, storyline, characters and scenes of the TV drama series “ ” for the production and commercial operation of its Legend of Martial Arts game. We have fully paid the license fees with respect to our existing Legend of Martial Arts game under the license agreement. We launched our game Legend of Martial Arts developed based on the TV series in September 2006. Under the license agreement, if we use the sequel of the existing TV drama series for the production and commercial operation of online games, we are required to pay a royalty of 15% of the profits. Currently we have no plan to use such sequel.

PW Network also obtained a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of an online game and its updates, including the right to translate the game to any foreign language, with a term of 20 years from October 2006. Under the license agreement, PW Network is permitted to develop only one game based on the novel. We have fully paid the license fees under the license agreement. We launched our game Zhu Xian, which was developed based on the Internet novel, in May 2007.

Employees

We had 76, 206 and 430 employees as of December 31, 2004, 2005 and 2006, respectively. As of June 25, 2007, we had 785 employees, including 274 in research and development, 279 in customer service, 124 in sales and marketing, 59 in network operation, 27 in management and administration and 22 in game website maintenance. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

Our principal executive offices as well as all our operating departments are located on premises comprising 4,811.7 square meters in an office building in Beijing, China. We lease all of our premises from unrelated third parties at an aggregate monthly rents of RMB0.3 million (US$41 thousand), with a term until November 2008.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC GOVERNMENT REGULATION

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•	the Ministry of Information Industry;

•	the General Administration of Press and Publications;

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture; and

•	the National Copyright Administration.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003);

•	the Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2004);

•	the Administrative Measures on Electronic Publications (1998);

•	the Administrative Measures on Software Products (2000);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006); and

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007).

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game industry. See “Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game and Internet content provision. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

A circular issued by the Ministry of Information Industry, or MII, in July 2006, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

We conduct our online game and Internet content provision businesses in China through contractual arrangements with PW Network, our VIE. PW Network is ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Tongyan Wang, a holder of our ordinary shares, Mr. Di He, our vice president and chief technology officer and a holder of our ordinary shares, and Mr. Huan Su and Mr. Furui Chen. Mr. Huan Su and Mr. Furui Chen are two shareholders of Prosperous World Company Limited, which is one of our shareholders. In the opinion of our Chinese counsel, King & Wood, the ownership structure and the business and the operation model of each of PW Software and PW Network, comply with all existing Chinese laws and regulations.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games.

Internet Publishing License. The General Administration of Press and Publications, or GAPP, and the MII jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in China. We do not hold such a license as issuances of such licenses have been temporarily suspended by the GAPP. The online games we currently offer in China are published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II and Zhu Xian, will expire on April 29, 2009, September 5, 2009, November 2, 2009 and April 6, 2010 respectively. Upon expiration of each agreement, we will be required to either negotiate a renewal or new agreement with that publisher or enter into a new agreement with a different qualified publisher, and there is no assurance that we will be able to do so. In addition, the current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games has been filed with the GAPP. If this practice is challenged by the GAPP, or if we are unable to obtain a renewal or new agreement with a qualified publisher upon expiration of our existing agreements, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.

Online Bulletin Board Service Approval. The MII has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

In the opinion of our Chinese counsel, King & Wood, except as described above with respect to the Internet publishing license and as described below with respect to our failure to file one of our online games with the Ministry of Culture, no consent, approval or license other than those already obtained by PW Software and PW Network is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MII and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported online games are subject to a content review by the Ministry of Culture prior to operation of the same in China. In addition, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World was filed with the Ministry of Culture in October 2006, and two other online games, Legend of Martial Arts and Perfect World II, were filed in July 2007. The application for the filing of Zhu Xian was submitted in July 2007 and the filing has not been completed, as this game was recently launched. Except as described above with respect to the filing of Zhu Xian with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

Regulation of Information Security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered all of our existing online games and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. In 2004, the Ministry of Culture, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Anti-fatigue System and Real-name Registration System

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games. We have developed our own anti-fatigue system and real-name registration system, and have implemented them since July 2007.

Tax

PRC EIT

PRC EIT is generally assessed at the rate of 33% of taxable income. Under current PRC rules and policies, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption from either its first year of operation or, if it is incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

PW Network is currently qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoying preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception to December 2004 and for the years ended December 31, 2005 and 2006. We expect 2007 and 2008 to be the first two years during which PW Network has cumulative taxable income. Therefore, PW Network is expected to be exempted from EIT in 2007 and 2008 and be subject to a 7.5% EIT from 2009 to 2011.

PW Software is currently qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoying preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and has elected to be exempted from EIT from 2007 and 2009 and be subject to a 7.5% EIT from 2010 to 2012. However, PW Software and PW Network’s qualifications are subject to an annual or biennial assessment by the relevant government authority in China. There is no assurance that they will continue to meet the criteria to qualify as “software enterprises” or “high and new technology enterprises” or that the relevant government authority will not revoke their preferential tax treatments.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, PW Network and PW Software will continue to be entitled to the preferential tax treatments currently enjoyed by them during such transition period. The new tax law, however, does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, we cannot assure you that PW Network or PW Software will be classified as a “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and continue to be entitled to the preferential EIT rate of 15% after the transition period expires. See “Risk Factors—Risks Related to Our Business—If tax benefits currently available to PW Software and PW Network are reduced or repealed, our business and results of operations could suffer.”

PRC VAT and Business Tax

PW Network is subject to VAT equal to 17% of the sales proceeds that it collects from the sale of our prepaid game cards. Pursuant to relevant rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds.

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to an applicable government policy, the revenues generated from PW Software’s software development and related technology consultancy services, being a technology development business, is exempt from the business tax. However, PW Software’s revenues generated by the provision of technology consultancy services independent of its software development business and other consultancy services are subject to the business tax.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

The dividends paid by the subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure;

•

In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, and that our holding company, Perfect World Co., Ltd., was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the Class B ordinary shares, or the listing and trading of our ADSs on the Nasdaq Global Market; and

•	The issuance and sale of the ADSs and the Class B ordinary shares and the listing and trading of the ADSs on the Nasdaq Global Market do not conflict with or violate this new PRC regulation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	35	Founder, Chairman and Chief Executive Officer
Ge Song	39	Director
Daniel Dong Yang	35	Director
Kelvin Wing Kee Lau	42	Chief Financial Officer
Di He	33	Vice President and Chief Technology Officer
Qing Li	33	Vice President and Chief Design Officer
Qi Zhu	34	Vice President
Davis Jian Li	37	Vice President
Bill Weizheng Wang	37	Vice President
Louis T. Hsieh	42	Independent Director
Bing Xiang	45	Independent Director

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd., a leading education software company in 1996, and has served as the chairman since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2006, he was named “2006 Personality of the Year in the China Game Industry” by the Game Industry Branch of the China Software Association. In 2002, Mr. Chi was also named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the Ministry of Information Industry and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1993 and his MBA degree from China-Europe International Business School in 2004.

Mr. Ge Song has been a director of our company since September 2006. Mr. Song has been the president of Unisplendour Communication Co., Ltd., an electronic product development and sales company, since 2002. Mr. Song has served as the president of Unismedia Co., Ltd., a media company, since 2006 and served as a director and the general manager of that company from 2004 to 2006. He also served as a director of NetStar Technology and Development Co., Ltd., a mobile phone sales company, from 2001 to 2005. From 2001 to 2002, Mr. Song was the general manager of another mobile phone sales company. Mr. Song received his bachelor’s degree in thermal engineering from Tsinghua University in 1990 and his EMBA degree from Tsinghua University in 2005.

Mr. Daniel Dong Yang has been appointed by SAIF Partners, a holder of our Series A Preferred Shares, as a director of our company since September 2006. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as MainOne Information Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Mr. Kelvin Wing Kee Lau has been our chief financial officer since March 2007. Prior to joining us, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited, from 2004 to 2007. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Oglivy & Mather Advertising Limited Beijing Branch. He worked for PricewaterhouseCoopers Beijing office as an audit senior manager in 2000 and an audit manager from 1996 to 1999. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990. He is a member of Association of Chartered Certified Public Accountants and Hong Kong Institution of Certified Public Accountants.

Mr. Di He has been our vice president and chief technology officer since February 2006 and he has been in charge of research and development of our Angelica 3D game engine and our game development. Prior to joining us, Mr. He served as the chief technology officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was involved in the programming of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma”. From 2004 to 2006, he was seconded to our company and was involved in the development of our game engine and online games. From 1998 to 2001, Mr. He worked part-time with Beijing Golden Human Co., Ltd. and was in charge of development of PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. He received his bachelor’s and master’s degrees in automation from Tsinghua University in 1998 and 2001, respectively.

Mr. Qing Li has been our vice president and chief design officer since February 2006. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of design of several PC games such as “Honor & Freedom I“ and “Honor & Freedom II“. Mr. Li received his bachelor’s degree in engineering physics and master’s degree of Institute of Nuclear Technology from Tsinghua University in 1998 and 2000, respectively.

Mr. Qi Zhu has been our vice president in charge of operations since November 2004. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor’s degree in metal forming from University of Science and Technology Beijing in 1995 and his master’s degree in business economics from University of Science & Technology Beijing in 1998.

Mr. Davis Jian Li has been our vice president in charge of our business development since June 2006. Prior to joining us, Mr. Li served as the president of Beijing Unismobile Communication Technology Co., Ltd., a Chinese company specialized in developing mobile phone technology, from 2003 to 2006. Mr. Li studied in Seneca College in Canada from 2001 to 2002. From 1996 to 2001, Mr. Li held various management positions with Motorola (China) Electronics Ltd., first as a technical supervisor responsible for the service center and the paging subscriber division, subsequently as a project supervisor in charge of the retail marketing department, and finally as a manager in the personal communication sector. Mr. Li received his bachelor’s degree in Electronic Engineering from Harbin Engineering University in China in 1992 and is pursuing his EMBA degree from Cheung Kong Graduate School of Business in China.

Mr. Bill Weizheng Wang has been our vice president in charge of our overseas business since April 2007. Prior to joining us, Mr. Wang served as a business development executive at Turbine, Inc., a publisher and developer of interactive entertainment from 2005 until he joined us. From 2004 to 2005, Mr. Wang served as a senior analyst in the business development department of Avery Dennison Corporation, a company listed on the New York Stock Exchange primarily engaging in the office automation and self-adhesive materials business.

From 2001 to 2002, Mr. Wang served as a product manager in Teradyne Inc., a company listed on the New York Stock Exchange primarily engaging in automatic test equipment business. Mr. Wang received his bachelor’s degree in automation from Beijing University of Technology in China in 1993. Mr. Wang received his master’s degree in finance from Boston College in 2004 and received his MBA degree from Pennsylvania State University in 2001.

Mr. Louis T. Hsieh has served as our independent director since July 25, 2007. Since 2005, Mr. Hsieh has served as the chief financial officer of New Oriental Education & Technology Group Inc., a China-based private education company listed on the New York Stock Exchange, and has served as a director of this company since 2007. Mr. Hsieh has also served as an independent director of LDK Solar Co., Ltd., a solar power company listed on the New York Stock Exchange, since May 2007. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was a managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Dan Form Holdings Company Limited and E Fund Management Co., Ltd. since 2001. Dr. Xiang is a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Dr. Xiang received his bachelor’s degree from Xi’an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without any of the above causes.

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. After the completion of this offering, the independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination at any time after the completion of this offering be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees, which will become effective immediately upon the completion of this offering. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Louis T. Hsieh, Bing Xiang and Ge Song. We have determined that Louis T. Hsieh and Bing Xiang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls;

•	annually reviewing and reassessing our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Louis T. Hsieh and Bing Xiang. We have determined that Louis T. Hsieh and Bing Xiang satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2006, we paid an aggregate of RMB3.2 million (US$0.4 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For option grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 32,145,000 Class B ordinary shares upon exercise of awards granted under our share incentive plan. As of the date of this prospectus, we have granted options to purchase 17,714,620 Class B ordinary shares. The following table summarizes, as of the date of this prospectus, the outstanding options that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Qing Li	2,000,000	0.1	September 6, 2006	*
Kelvin Wing Kee Lau	1,934,220	0.1	March 1, 2007	*
Qi Zhu	1,400,000	0.1	September 6, 2006	*
	300,000	0.6	April 20, 2007	*
Davis Jian Li	400,000	0.1	September 6, 2006	*
	200,000	0.6	April 20, 2007	*
Bill Weizheng Wang	542,860	0.6	April 20, 2007	*
Other individuals as a group	8,281,400	0.1	September and December 6, 2006, March 1, 2007	* *
	1,028,140	0.6	April 20, 2007	*
	900,000	2.0	July 10, 2007	*
	385,000	0.9	July 25, 2007	*

*	Earlier of the fifth anniversary of this offering or the termination of the optionee’s services.

We granted options to purchase a total of 385,000 Class B ordinary shares to Louis T. Hsieh and Bing Xiang at an exercise price of US$0.90 per share on July 25, 2007. Messrs. Hsieh and Xiang are our independent directors.

Plan Administration. Our board of directors or our compensation committee will administer the share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under our share incentive plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Termination of the Share Incentive Plan. Unless terminated earlier, the share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

Certain Legal Proceedings

From November 15, 2004 to February 28, 2007, our chief financial officer, Kelvin Wing Kee Lau, previously was the chief financial officer of Beijing Media Corporation Limited, or BYDM, a PRC company listed on the Hong Kong Stock Exchange. In October 2005, BYDM publicly announced that PRC governmental authorities had detained six of its employees and made formal allegations of bribery against four of the employees, who were employees in BYDM’s advertising department, and formal allegations of bribery and corruption against the remaining two employees, who were vice presidents of BYDM. The allegations against the two vice presidents related to their conduct while acting as officers of two subsidiaries of BYDM’s parent company, which were among the agents of BYDM to and through which BYDM sold advertising spaces. The six employees did not include Mr. Lau and Mr. Lau’s name was not mentioned in any of BYDM’s public announcements relating to this matter. According to publicly available information, three of the six individuals were subsequently convicted of bribery, and we are not aware of any publicly available information regarding the status of the charges against the remaining three individuals. BYDM also announced that it had appointed an independent consultant to conduct an investigation of this matter. In December 2006, BYDM announced the results of the independent investigation, which included the following: the relevant incidents had no material impact on BYDM’s financial statements during the relevant periods; the independent consultant made recommendations to the BYDM audit committee regarding improvements in BYDM’s internal controls and certain other matters; and BYDM’s management and audit committee established a comprehensive internal control system and implemented various improvements in BYDM’s internal controls. Mr. Lau was not and is not subject to any legal or regulatory charges or proceedings in connection with this matter. Based on publicly available information, no legal or regulatory charges or proceedings were initiated against BYDM in connection with this matter.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary shares Being Sold in This Offering(1)		Shares Beneficially Owned After This Offering (1)
	Number (2)	% (3)	Number	%	Number(2)	%(4)
Directors and Executive Officers:
Michael Yufeng Chi(1)(5)	72,666,870	31.02%	—	—	72,666,870	26.02
Ge Song	—	—	—	—	—	—
Daniel Dong Yang(6)	1,142,858	0.49%	—	—	1,142,858	0.41
Di He(7).	6,928,570	2.96%	—	—	6,928,570	2.48
All Directors and Executive Officers as a Group	80,738,298	34.47%	—	—	80,738,298	28.91

Principal and Selling Shareholders:
SB Asia Investment Fund II L.P.(1)(8)	84,000,003	35.85%	—	—	84,000,003	30.08
Perfect Human Holding Company Limited(1)(9)	72,666,870	31.02%	—	—	72,666,870	26.02
Prosperous World Company Limited(10)	51,837,070	22.13%	13,000,000	22.03	38,837,070	13.91
eTech Venture Inc(11)	9,873,210	4.21%	500,000	0.85	9,373,210	3.36
Sharon Wei(12)	2,000,000	0.85%	500,000	0.85	1,500,000	0.54

(1)	Assumes that the underwriters do not exercise the over-allotment option. SAIF and Perfect Human Holding Company Limited, or Perfect Human, have granted to the underwriters an over-allotment option to purchase 2,650,000 Class B ordinary shares and 6,200,000 Class B ordinary shares, respectively. If the underwriters exercise the over-allotment option in full, SAIF and Perfect Human will sell 2,650,000 and 6,200,000 Class B ordinary shares, respectively, in this offering, and SAIF and Perfect Human will beneficially own 29.13% and 23.80%, respectively, of our outstanding ordinary shares after this offering.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 234,285,720, being the sum of the total number of ordinary shares outstanding as of July 11, 2007, the number of ordinary shares underlying share options held by all such persons that are exercisable within 60 days after the date of this prospectus and the number of ordinary shares issuable upon conversion of all outstanding Series A convertible preferred shares at the conversion rate of one Series A convertible preferred share to one ordinary shares.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 279,285,720, being the sum of the total number of ordinary shares outstanding immediately after the closing of this offering and the number of ordinary shares underlying share options held by all such persons that are exercisable within 60 days after the date of this prospectus.

(5)	Represents 72,666,870 Class A ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Michael Yufeng Chi. Among these shares, 10,000,000 Class A ordinary shares will convert into 10,000,000 Class B ordinary shares immediately prior to the closing of this offering. The business address for Mr. Chi is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China.

(6)	Represents 1,142,858 Class A ordinary shares held by Mr. Yang on behalf of the management of SAIF. Mr. Yang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.

(7)	Represents 6,928,570 Class A ordinary shares held by Mr. He. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(8)	Represents 80,000,000 Class A ordinary shares issuable upon conversion of Series A convertible preferred shares held by SAIF, 64,000,000 of which will convert into 64,000,000 Class B ordinary shares immediately prior to the closing of this offering, 2,857,145 Class A ordinary shares held by SAIF and 1,142,858 Class A ordinary shares held by Mr. Daniel Dong Yang on behalf of the management of SAIF. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder.

(9)	Perfect Human Holding Company Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Michael Yufeng Chi. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(10)	Represents 51,837,070 Class A ordinary shares held by Prosperous World Company Limited, all of which will convert into 51,837,070 Class B ordinary shares immediately prior to the closing of this offering. Prosperous World Company Limited is a company incorporated in the British Virgin Islands and its controlling shareholder is Mr. Huan Su who holds 60% of the company’s total issued and outstanding shares. The remaining 40% shares of Prosperous World Company Limited are held by Mr. Furui Chen. The address for Prosperous World Company Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands. The address for Mr. Su is 10-1-301 Hejinli, Daqiao Road, Hedong District, Tianjin, People’s Republic of China. The address for Mr. Chen is 2-3-353 No. 48 Block, Jiaoda East Road, Haidian District, Beijing, People’s Republic of China.

(11)	Represents 9,873,210 Class A ordinary shares held by eTech Venture Inc., all of which will convert into 9,873,210 Class B ordinary shares immediately prior to the closing of this offering. The address for eTech Venture Inc. is Palm Grove House, P.O.Box 438, Road Town, Tortola, British Virgin Islands. Voting and investment control over our shares beneficially owned by eTech Venture Inc. is maintained by its sole general shareholder, the eTech Venture Corporation. The eTech Venture Corporation is controlled by Systex Corporation. The address for Systex Corporation is 318, Rueiguang Road, Neihu District, Taipei City, Taiwan, Republic of China.

(12)	Represents 2,000,000 Class A ordinary shares held by Ms. Wei, all of which will convert into 2,000,000 Class B ordinary shares immediately prior to the closing of this offering. The mailing address for Ms. Wei is Room 1705, Building No. 2, Xiandaicheng, 88 Jianguolu, Chaoyang District, Beijing, People’s Republic of China.

As of the date of this prospectus, 0.85% of our ordinary shares on an as-converted basis, or 2,000,000 Class A ordinary shares, are held by a record holder in the United States and the remainder of our outstanding shares are held by record holders outside the United States.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with PW Network and Its Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct our online game operation and distribution businesses through PW Software’s contractual arrangements with PW Network and its shareholders. See “Corporate History and Structure” for a description of these contractual arrangements.

Other Transactions with PW Network

In September 2006, PW Software and PW Network entered into a technology development contract with respect to the cooperative development of Angelica 3D game engine. Under the contract, PW Software made an aggregate payment of RMB9.8 million (US$1.3 million) to PW Network in 2007, and PW Software has obtained all the intellectual property rights developed under the contract.

In September 2006, PW Software and PW Network entered into an asset transfer agreement, pursuant to which PW Network transferred certain fixed assets to PW Software for an aggregate consideration of RMB1.7 million (US$0.2 million).

In May 2007, Perfect World and PW Network entered into a copyright transfer agreement, as supplemented in May 2007, pursuant to which PW Network transferred to Perfect World the copyright to the Japanese, traditional Chinese, Malaysian, English, Indonesian and Thai versions of Perfect World II game at a price of US$0.2 million.

In June 2007, Perfect World and PW Network entered into a copyright transfer agreement, as supplemented in July 2007, pursuant to which PW Network transferred to Perfect World the copyright to the Vietnamese, Thai, Indonesian, Japanese, traditional Chinese and English versions of Legend of Martial Arts game, and the game’s simplified Chinese version for use in Malaysia and Singapore, at a price of US$0.1 million.

Private Placements

In connection with the establishment of Perfect World in June 2006, Perfect World issued 99,097,140 Class A ordinary shares and 49,474,290 Class A ordinary shares at the price of US$0.0001 per share to Perfect Human Holding Company Limited and Prosperous World Company Limited, respectively, through a private placement. The total consideration of US$15,000 was paid in January 2007.

In September 2006, we issued 5,000,000 Series A convertible preferred shares for nominal consideration to each of Perfect Human Holding Company Limited and Prosperous World Company Limited, respectively. Perfect Human Holding Company Limited and Prosperous World Company Limited immediately sold all of their Series A convertible preferred shares to SAIF at a price of US$0.1 per share. With respect to the shares issued to Perfect Human Holding Company Limited, which is controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, we recorded a one-time share-based compensation charge. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-based Compensation Expenses.” With respect to shares issued to Prosperous World Company Limited, whose shareholders have never had any employment or business relationship with us, the transaction has been accounted for as a return of capital to such shareholder in the amount of RMB4.0 million (US$0.5 million). See note 11 to our consolidated financial statements included in this prospectus.

In September 2006, we issued and sold 70,000,000 Series A convertible preferred shares to SAIF at a price of US$0.1 per share for an aggregate of US$7,000,000, through a private placement. In connection with this private placement, our then effective memorandum and articles of association provided for performance-related adjustment to conversion ratio, redemption and liquidation preferences with respect to Series A convertible preferred shares. In December 2006, SAIF waived their rights with respect to the above provisions.

In September 2006, in consideration of SAIF’s investment into our company, we issued, to Mr. Daniel Dong Yang, 5,714,290 Class A ordinary shares, which he holds on behalf of the management of SAIF.

Other Transactions with Certain Directors, Shareholders and Affiliates

During the period from March 10, 2004 (date of inception) to December 31, 2004, we made cash advances of RMB5 million (US$0.6 million) to Beijing NetStar Technology and Development Co., Ltd., one of our shareholders then. These unsecured and interest-free cash advances were made to meet such shareholder’s temporary liquidity needs, and were fully repaid in 2005.

In 2005, Beijing Golden Human Co., Ltd., a company controlled by Mr. Michael Yufeng Chi, made certain cash advances to us in the amount of RMB5.5 million (US$0.7 million). Of these unsecured and interest-free cash advances, RMB2.5 million was repaid in 2005, and the remaining was fully repaid in 2006.

In 2005 and 2006, we leased from Human Edu-Tech Co., Ltd., a company controlled by Mr. Michael Yufeng Chi, company office premises of 1,200 square meters for two years. We made installment rental payments in the aggregate of RMB2.6 million (US$0.3 million). We leased additional office premises of 660.34 square meters from Human Edu-Tech Co., Ltd. from April to December 2006, and made installment rental payments in the aggregate of RMB0.3 million (US$44 thousand).

We used the services of the employees of Human Edu-Tech Co., Ltd. in 2005 and 2006, and paid Human Edu-Tech Co., Ltd. RMB0.6 million (US$74 thousand) for the reimbursement of salary and benefit expenses.

In 2005, Beijing Human Online Co., Ltd., a company controlled by Mr. Michael Yufeng Chi, and Beijing Jiuzhou Tianyuan Investment Management Co. Ltd., a shareholder of our company, made certain cash advances to us, in the amounts of RMB2 million (US$0.3 million), and RMB7 million (US$0.9 million), respectively. These unsecured and interest-free cash advances were made to meet our temporary liquidity needs, and were fully repaid in 2006.

In 2006, Unisplendour Communication Co., Ltd., a company in which one of our directors, Mr. Ge Song, is the general manager, made certain cash advances to us, in the amount of RMB1 million (US$0.1 million). These unsecured and interest-free cash advances were made to meet our temporary liquidity needs, and were fully repaid in 2006.

From 2004 to 2006, we entered into three technology development contracts with E-Pie Entertainment and Technology Co., Ltd., or E-Pie, a company, of which Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer is a principal equity owner. Under these contracts, E-Pie seconded its game development employees to us, and we made installment payments in the aggregate of RMB5.8 million (US$0.7 million) from 2004 to 2006.

In September 2006, Perfect Human Holding Company Limited and Prosperous World Company Limited transferred to Mr. Di He, one of our executives, 4,591,350 Class A ordinary shares and 2,337,220 Class A ordinary shares, respectively. These ordinary shares are subject to transfer restrictions with a four-year vesting period from the date of the transfer.

Shareholders Agreement

In connection with our Series A convertible preferred shares private placement in September 2006, we and our shareholders entered into a shareholders agreement, amended by a supplementary agreement in December

2006. Under the shareholders agreement, our board of directors comprises of three directors, including one director designated by the holders of our Series A convertible preferred shares so long as SAIF holds any Series A convertible preferred shares. The holders of Series A convertible preferred shares have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions including our issuance of securities in connection with this offering. Under this shareholders agreement, holders of our preferred shares and ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, the shareholders rights under the shareholders agreement will terminate automatically upon the closing of this offering.

Under the shareholders agreement, 75% of the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, were subjected to restrictions with a 36-month vesting period, which restrictions were eliminated when the shareholders agreement was amended in December 2006.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 10,000,000,000 shares, comprised of (i) 9,920,000,000 ordinary shares with a par value of US$0.0001 each, of which 154,285,720 Class A ordinary shares are issued and outstanding; and (ii) 80,000,000 Series A convertible preferred shares authorized, issued and outstanding, with a par value of US$0.0001 each. Our issued and outstanding Series A convertible preferred shares will convert into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary share immediately prior to the closing of this offering.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our memorandum and articles of association), such Class A ordinary shares shall be automatically and immediately converted into the equal number of Class B ordinary shares. In addition, if at any time our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class A ordinary shares, each issued and outstanding Class A ordinary share shall be automatically and immediately converted into one Class B ordinary share, and we shall not issue any Class A ordinary shares thereafter.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to 10 votes, and each Class B ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our chairman or any shareholder holding at least 50% of the issued shares of a class given a right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may only be convened by our board of directors on its own initiative. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

Ordinary Shares. In July 2006, we issued 99,097,140 Class A ordinary shares and 49,474,290 Class A ordinary shares to Perfect Human Holding Company Limited, or Perfect Human, and Prosperous World Company Limited, or Prosperous World, respectively, through a private placement. In September 2006, in consideration of SAIF’s investment into our company, we issued, to Mr. Daniel Dong Yang, 5,714,290 Class A ordinary shares, which he holds on behalf of the management of SAIF.

Series A Convertible Preferred Shares. In September 2006, we issued 70,000,000 Series A convertible preferred shares to SAIF through a private placement.

In September 2006, we issued 5,000,000 Series A convertible preferred shares for nominal consideration to each of Perfect Human and Prosperous World, respectively, through a private placement. These shares were immediately transferred and sold to SAIF at a price of US$0.1 per share.

Options. In September 2006, December 2006, March 2007, April 2007 and July 2007, we granted to certain of our directors, officers, employees and consultants options to purchase up to 17,329,620 Class B ordinary shares under our share incentive plan.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our shareholders agreement entered into in September 2006, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares issued upon conversion of preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time commencing 6 months after the closing of this offering, holders of at least 25% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect more than three demand registrations.

Form F-3 Registration Rights. At any time commencing 6 months after the closing of this offering, when we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3.

Deferral of Registration. We are not obligated to effect the above demand registration or Form F-3 registration (i) if we intend to effect the filing for our own account of a registration statement of ordinary shares within 60 days of receipt of a request, and we are actively employing in good faith our reasonable best efforts to cause such registration statement to become effective within 60 days of the initial filing, or (ii) during the period starting with the date of filing by us of, and ending six months following the effective date of, any registration statement pertaining to our ordinary shares, provided that in either case, the holders of registrable securities are entitled to join such registration under the piggyback registration rights described below. Furthermore, we have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of the equity securities of our company other than, among other things, relating to an employee benefit plan or share plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in five Class B ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 60 Wall Street, New York, NY 10005.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of Class B ordinary shares or other deposited securities, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.02 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and

(ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, The Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. Unless otherwise instructed by us on no less than five days prior written notice, the depositary may pre-release ADSs, but only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 11,800,000 ADSs representing approximately 21.1% of our ordinary shares issued and outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Each of the selling shareholders, our directors, executive officers, certain option holders and our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers, option holders and our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, the specified individuals who are our current shareholders, beneficial owners or optionholders for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to the deposit by us of ordinary shares and the issuance of ADSs in connection with our share incentive plan. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 2,792,857 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, under the currently law, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the Nasdaq Global Market, (but not our ordinary shares) will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2007 or for the foreseeable future. Our expectation for our current taxable year ending December 31, 2007 is based in part on our estimates of the value of our assets, as determined by estimates of the price of our ordinary shares as of July 23, 2007 (prior to our listing on Nasdaq Global Market), and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the taxable year ending December 31, 2007 will not be determinable until the close of the taxable year ending December 31, 2007 and, accordingly, there is no guarantee that we will not be a PFIC for 2007 or any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and shares, which price is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Moreover, it is not entirely clear how our contractual arrangements between us and PW Network will be treated for purposes of the PFIC rules because there are uncertainties in U.S. tax law regarding the treatment of VIEs for such purposes. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election (as discussed below) with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower applicable capital gains rate discussed above under “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on Nasdaq Global Market and, consequently, if you are a U.S. Holder of ADSs and the ADSs are regularly traded on the NASDAQ Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC.

However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated in the table below:-

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc	5,133,000
Credit Suisse Securities (USA) LLC	3,310,372
Credit Suisse (Hong Kong) Limited	1,586,628
CIBC World Markets Corp.	1,062,000
Susquehanna Financial Group, LLLP.	708,000

Total	11,800,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$0.672 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

Certain existing shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,770,000 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be US$217.1 million, the total underwriting discounts and commissions would be US$15.2 million, the net proceeds to us would be US$131.3 million (after deducting the estimated offering expenses payable by us), and the net proceeds to the selling shareholders would be US$68.0 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS				Total
Underwriting Discounts and Commissions To Be Paid by	No Exercise		Full Exercise		No Exercise		Full Exercise
Perfect World Co., Ltd.	US$	1.12	US$	1.12	US$	10,080,000	US$	10,080,000
Selling shareholders	US$	1.12	US$	1.12	US$	3,136,000	US$	5,118,400

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately US$2.6 million.

The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated, and that Credit Suisse Securities (USA) LLC expects to make offers and sales outside the United States through its affiliate, Credit Suisse (Hong Kong) Limited.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “PWRD.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise;

•

file any registration statement with the SEC relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or enter into any such transaction, swap, hedge or other arrangement, or file any such registration statement.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•	the issuance of ordinary shares or the grant of options to purchase ordinary shares under our equity incentive plan; and

•

the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of the selling shareholders, our directors, executive officers and all of our other existing shareholders and certain option holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or enter into any such transaction, swap, hedge or other arrangement.

The restrictions described in the preceding paragraph do not apply to transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of this offering. In addition, the restrictions do not apply to transfers of ordinary shares or ADSs to immediate family members of such persons, or trusts for the sole benefit of or entities wholly owned by such persons or their immediate family members, so long as the transferee agrees in writing to be bound by such restrictions and such transfers do not involve a disposition for value.

In addition, each of the selling shareholders, our directors, executive officers and all of our other existing shareholders and certain option holders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

In each of the above cases, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, the specified individuals who are our current shareholders, beneficial owners or optionholders for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to the deposit by us of ordinary shares and the issuance of ADSs in connection with our share incentive plan. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, our affiliates and employees, for which they receive customary fees and commissions.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or contribute to payments that an indemnified person may be required to make in respect of any of these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 944,000 ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Morgan Stanley & Co. International plc through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus. As a condition to participating in the directed share program, we will enter into lock-up agreements with the participants restricting them from selling any ADSs purchased in the program for a period of 45 days from the date of this prospectus. None of the directed share program participants will enter into contractual lock-up agreements with the underwriters in connection with this offering.

Morgan Stanley & Co. International plc’s address is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, NY 10010-3629, U.S.A. Credit Suisse (Hong Kong) Limited’s address is 45/F Two Exchange Square, Central, Hong Kong. CIBC World Markets Corp.’s address is 300 Madison Avenue, 5th Floor, New York, NY 10017, U.S.A. Susquehanna Financial Group, LLLP’s address is 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004, U.S.A.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Electronic Offer, Sale and Distribution of ADSs

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC may be facilitating Internet distribution for this offering to certain of their Internet subscription customers. An electronic prospectus may be available on the Internet websites maintained by Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC. Other than the prospectus in electronic format, the information on the websites of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC is not part of this prospectus.

Selling Restrictions

The ADSs are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.

No offer of the ADSs has been made or will be made to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

Each underwriter (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and (b) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada. Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Japan. The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong. The ADSs may not be offered or sold by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance, and no advertisement, invitation or document relating to our ADSs may be issued which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

People’s Republic of China. Each underwriter will be deemed to have represented and agreed that it has not circulated or distributed, and will not circulate or distribute, this prospectus in the PRC and it has not offered or sold, and will not offer or sell, to any person for re-offering or resale, directly or indirectly, any ADSs to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan, Hong Kong and Macau.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Republic of China. Our ADSs may not be offered or sold, directly or indirectly, in the Republic of China.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC Registration Fee	US$	5,833

Nasdaq Global Market Listing Fee		105,000

National Association of Securities Dealers, Inc. Filing Fee		19,500

Printing Expenses		250,000

Legal Fees and Expenses		1,176,960

Accounting Fees and Expenses		563,041

Miscellaneous		486,000

Total	US$	2,606,334

The above offering expenses will be borne by us.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Commerce & Finance Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and King & Wood with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006, and for the period from March 10, 2004 (date of inception) to December 31, 2004 and for each of the two years ended December 31, 2005 and 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, the People’s Republic of China.

The statements included in this prospectus under the captions “Prospectus Summary,” “Risk Factors—Risks Related to Our Business—If tax benefits currently available to PW Software and PW Network are reduced or repealed, our business and results of operations could suffer,” “Risk Factors—Risks Related to Our Corporate Structure,” “Risk Factors—Risks Related to Doing Business in China,” “Corporate History and Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “PRC Government Regulation” and “Enforceability of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by King & Wood, our PRC counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of King & Wood are located at 40th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, the People’s Republic of China.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited and unaudited consolidated financial statements beginning on page F-1, to the extent they relate to the determination of fair value of our ordinary shares, Series A convertible preferred shares and stock options on the grant dates, have been reviewed and confirmed by American Appraisal China Limited, an independent appraiser. The offices of American Appraisal China Limited are located at Room 1506, 15/F Dah Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

Perfect World Co., Ltd.

Index to Consolidated Financial Statements

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-4

Consolidated Statements of Shareholders’ Equity for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-5

Consolidated Statements of Cash Flows for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-6–F-7

Notes to Consolidated Financial Statements	F-8–F-35

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets as of December 31, 2006 (Audited) and March 31, 2007 (Unaudited)	F-36

Unaudited Interim Condensed Consolidated Statements of Operations for the three months ended March 31, 2006 and March 31, 2007	F-37

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the three months ended March 31, 2006 and March 31, 2007	F-38

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and March 31, 2007	F-39

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-40–F-50

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Perfect World Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

May 29, 2007, except for Note 23(c), which is as of June 19, 2007

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2005 and 2006

			December 31,
	Notes		2005	2006	2006	2006	2006
			RMB	RMB	USD	RMB	USD (Note 2(w))
						Pro-forma (Note 17)
						(unaudited)
Assets
Current assets:
Cash and cash equivalents	3	(d)	4,272,027	101,356,892	13,123,690	101,356,892	13,123,690
Accounts receivable	5,3	(e)	—	5,570,756	721,302	5,570,756	721,302
Prepayment and other assets	6		1,373,502	6,700,732	867,612	6,700,732	867,612
Deferred tax assets	14	(d)	—	237,639	30,769	237,639	30,769

Total current assets			5,645,529	113,866,019	14,743,373	113,866,019	14,743,373

Non current assets:
Property and equipment, net	7,3	(f)	2,843,226	10,578,722	1,369,733	10,578,722	1,369,733
Intangible assets, net	8,3	(g)	—	2,740,165	354,797	2,740,165	354,797
Long term deposit			—	344,955	44,665	344,955	44,665

Total assets			8,488,755	127,529,861	16,512,568	127,529,861	16,512,568

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term loan	9		12,000,000	—	—	—	—
Accounts payable			1,555,064	6,746,791	873,575	6,746,791	873,575
Advance from customers	3	(i)	6,612,860	20,449,444	2,647,794	20,449,444	2,647,794
Salary and welfare payable			4,144,193	10,175,358	1,317,505	10,175,358	1,317,505
Taxes payable			10,661	5,330,698	690,219	5,330,698	690,219
Accrued expenses and other liabilities	10		3,069,786	7,224,240	935,395	7,224,240	935,395
Due to related parties	20		2,342,600	126,900	16,431	126,900	16,431
Deferred revenue	3	(j)	—	32,976,470	4,269,794	32,976,470	4,269,794
Deferred government grants	3	(l)	—	1,000,000	129,480	1,000,000	129,480

Total current liabilities			29,735,164	84,029,901	10,880,193	84,029,901	10,880,193

Total liabilities			29,735,164	84,029,901	10,880,193	84,029,901	10,880,193

Commitments	21

Shareholders’ Equity:
Series A convertible preferred shares (US$ 0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006; none outstanding on a pro-forma basis as of December 31, 2006)	11		—	61,796,533	8,001,416	—	—
Ordinary shares (US$ 0.0001 par value, 420,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006; 234,285,720 outstanding on a pro-forma basis as of December 31, 2006)	12		—	123,400	15,977	186,257	24,117
Additional paid-in capital			15,000,000	45,898,257	5,942,907	107,631,933	13,936,183
Receivables from shareholders			—	(126,808)	(16,420)	(126,808)	(16,420)
Statutory reserves			—	160,698	20,808	160,698	20,808
Accumulated deficit			(36,246,409)	(64,352,120)	(8,332,313)	(64,352,120)	(8,332,313)

Total Shareholders’ Equity			(21,246,409)	43,499,960	5,632,375	43,499,960	5,632,375

Total Liabilities and Shareholders’ Equity			8,488,755	127,529,861	16,512,568	127,529,861	16,512,568

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006

	Notes		For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
			RMB	RMB	RMB	USD (Note 2(w))
Revenues
Online game operation revenues			—	—	98,391,877	12,739,781
Overseas licensing revenues			—	—	1,013,592	131,240

Total Revenues	3	(i)	—	—	99,405,469	12,871,021
Cost of revenues	3	(k)	—	—	(24,603,593)	(3,185,673)

Gross profit			—	—	74,801,876	9,685,348

Operating expenses
Research and development expenses			(6,042,965)	(15,151,143)	(18,889,338)	(2,445,792)
Sales and marketing expenses			(176,125)	(12,903,910)	(37,496,069)	(4,854,991)
General and administrative expenses			(656,000)	(1,508,323)	(45,867,344)	(5,938,903)

Total operating expenses			(6,875,090)	(29,563,376)	(102,252,751)	(13,239,686)

Operating loss			(6,875,090)	(29,563,376)	(27,450,875)	(3,554,338)

Other income/(expenses)
Interest income			64,095	13,578	320,525	41,502
Others, net			(791)	115,175	(611,945)	(79,235)

Loss before tax			(6,811,786)	(29,434,623)	(27,742,295)	(3,592,071)
Income tax expense			—	—	(202,718)	(26,248)

Net loss			(6,811,786)	(29,434,623)	(27,945,013)	(3,618,319)

Series A convertible preferred shares accretion			—	—	(1,834,377)	(237,515)
Cumulative unearned dividends of Series A convertible preferred shares			—	—	(1,019,049)	(131,946)

Net loss attributable to ordinary shareholders			(6,811,786)	(29,434,623)	(30,798,439)	(3,987,780)

Net (loss) earnings per share, basic			(0.05)	(0.20)	(0.21)	(0.03)
Net (loss) earnings per share, diluted			(0.05)	(0.20)	(0.21)	(0.03)
Shares used in calculating basic net earnings per share			148,571,430	148,571,430	150,403,134	150,403,134
Shares used in calculating diluted net earnings per share			148,571,430	148,571,430	150,403,134	150,403,134

Total share-based compensation cost included in:
Cost of revenues			—	—	(9,080)	(1,176)
Research and development expenses			—	—	(312,370)	(40,446)
Sales and marketing expenses			—	—	(31,217)	(4,042)
General and administrative expenses			—	—	(37,827,986)	(4,897,968)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Shareholders’ Equity for the period from March 10, 2004 (Date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Receivables From shareholders	Statutory reserve	Accumulated deficit	Total shareholders’ equity
	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—	—	—	—	—
Capital invested by shareholders of the Company	—	—	—	—	15,000,000	—	—	—	15,000,000
Net loss	—	—	—	—	—	—	—	(6,811,786)	(6,811,786)

Balance as of December 31, 2004	—	—	—	—	15,000,000	—	—	(6,811,786)	8,188,214

							—
Net loss	—	—	—	—	—	—	—	(29,434,623)	(29,434,623)

Balance as of December 31, 2005	—	—	—	—	15,000,000	—	—	(36,246,409)	(21,246,409)

Ordinary Shares issued to form the Company	—	—	148,571,430	118,858	—	—	—	—	118,858
Due from ordinary shareholders	—	—	—		—	(118,858)	—	—	(118,858)
Issuance of Series A convertible preferred shares, net of issuance costs	80,000,000	59,962,156	—	—	—	—	—	—	59,962,156
Due from Series A convertible preferred shareholders	—	—	—	—	—	(7,950)	—	—	(7,950)
Return of capital to shareholders (Note 11)	—		—	—	(3,971,025)	—	—	—	(3,971,025)
Ordinary shares issued to SAIF in connection with issuance of Series A convertible preferred shares (Note 11)	—	—	5,714,290	4,542	2,494,031	—	—	—	2,498,573
Series A convertible preferred shares accretion	—	1,834,377	—	—	(1,834,377)	—	—	—	—
Share-based compensation	—	—	—	—	34,209,628	—	—	—	34,209,628
Net loss	—	—	—	—	—	—	—	(27,945,013)	(27,945,013)
Appropriation to statutory reserves	—	—	—	—	—	—	160,698	(160,698)	—

Balance as of December 31, 2006	80,000,000	61,796,533	154,285,720	123,400	45,898,257	(126,808)	160,698	(64,352,120)	43,499,960

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	USD (Note 2(w))
Cash flows from operating activities:
Net loss	(6,811,786)	(29,434,623)	(27,945,013)	(3,618,319)
Adjustments for:
Share-based compensation cost	—	—	38,180,653	4,943,632
Depreciation and amortization expense	35,975	308,264	1,300,144	168,343
Exchange loss	—	—	798,611	103,404
Changes in assets and liabilities:
Accounts receivable	—	—	(5,570,756)	(721,302)
Prepayments and other assets	(249,627)	(1,123,875)	(5,327,230)	(689,770)
Deferred tax assets	—	—	(237,639)	(30,769)
Due from/to related parties	(5,850,000)	8,192,600	(2,215,700)	(286,889)
Long-term deposit	—	—	(344,955)	(44,665)
Accounts payable	—	1,555,064	4,992,695	646,454
Advance from customers	—	6,612,860	14,745,455	1,909,242
Salary and welfare payable	701,306	3,442,887	6,031,165	780,915
Taxes payable	35,659	(24,998)	5,320,037	688,838
Accrued liabilities	651,656	2,418,130	3,245,583	420,238
Deferred revenue	—	—	32,976,470	4,269,794
Deferred government grant	—	—	1,000,000	129,480

Net cash (used in) provided by operating activities	(11,486,817)	(8,053,691)	66,949,520	8,668,626

Cash flows from investing activities:
Purchase of property and equipment	(642,035)	(2,545,430)	(8,525,422)	(1,103,872)
Purchase of copyrights	—	—	(3,051,351)	(395,089)

Net cash used in investing activities	(642,035)	(2,545,430)	(11,576,773)	(1,498,961)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	USD (Note2(w))
Cash flows from financing activities:
Capital invested by shareholders	15,000,000	—	—	—
Proceeds from issuance of Series A convertible preferred shares, net of issuance cost	—	—	54,510,729	7,058,050
Receipt of shareholder loan	—	14,500,000	1,000,000	129,480
Repayment of shareholder loan	—	(2,500,000)	(13,000,000)	(1,683,240)

Net cash provided by financing activities	15,000,000	12,000,000	42,510,729	5,504,290

Net increase in cash	2,871,148	1,400,879	97,883,476	12,673,955

Effect of exchange rate changes on cash and cash equivalents	—	—	(798,611)	(103,404)
Cash and cash equivalents, beginning of year	—	2,871,148	4,272,027	553,139

Cash and cash equivalents, end of year	2,871,148	4,272,027	101,356,892	13,123,690

Supplemental schedule of non-cash financing activities:
Issuance of 5,714,290 ordinary shares to SAIF for the Series A convertible preferred shares financing (see Note 11)	—	—	2,498,573	323,515
Issuance of 5,000,000 Series A convertible preferred shares to existing shareholders as a return on capital (see Note 11)			3,971,025	499,500

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	—	—	(440,358)	(57,018)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the “Company”), Beijing Perfect World Software Co., Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the Company, and Beijing Perfect World Network Technology Co., Ltd. (the “VIE”), a variable interest entity of the Company. The Company, the Subsidiary and the VIE are collectively referred to as the “Group”.

The Company was incorporated under the laws of Cayman Islands on June 28, 2006 as an exempted company with limited liability. The Subsidiary and the VIE were incorporated in the People’s Republic of China (“PRC”) on August 21, 2006 and March 10, 2004, respectively.

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the PRC.

The VIE was the predecessor of the Group and operated all of the businesses of the Group prior to September 2006. The VIE is ultimately owned by Mr. Michael Yufeng Chi, the Company’s director and chief executive officer, and three other PRC citizens who are non–management shareholders of the Company.

In September 2006, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A convertible preferred shares to SB Asia Investment Fund II, L.P. (“SAIF”). The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services, which include operating online games.

As part of the Reorganization, the Company established the Subsidiary, a wholly foreign owned enterprise, and the Subsidiary entered into a series of agreements with the VIE and its equity owners, including agreements to acquire the online game development business and related assets from the VIE. The Company is able to substantially control the VIE through the Subsidiary’s contractual arrangements with the VIE and its equity owners. Accordingly, the Company has consolidated the VIE’s financial statements in its consolidated financial statements as a variable interest entity pursuant to FIN 46 (R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” (see Note 2)

2. Variable Interest Entities

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate online games and Internet content services, the Company operates its online game businesses through the VIE. The VIE, a variable interest entity which is ultimately owned by Mr. Michael Yufeng Chi and three other PRC citizens, holds the licenses and approvals to operate online games in the PRC. Upon Reorganization, a series of agreements were entered into among the Subsidiary, the VIE and the VIE’s equity owners, which provide the Subsidiary the substantial ability to control the VIE, including its economic interests as set forth below.

Other than pursuant to the contractual arrangements between the Subsidiary and the VIE, the VIE does not transfer any other funds generated from its operations to the Subsidiary. The Subsidiary’s relationships with the VIE and its equity owners are governed by the following contractual arrangements concluded in September 2006, as amended and restated in April 2007.

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between the Subsidiary and the VIE, the Subsidiary has the exclusive right to provide to the VIE technical support and services related to the VIE’s online game operations. The Subsidiary owns the

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

intellectual property rights developed by either the Subsidiary or the VIE in the performance of this agreement. The VIE pays to the Subsidiary quarterly service fees, the amount of which is determined by the Subsidiary and the VIE based on the complexity, time spent, contents and value of the technical services provided by the Subsidiary as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by the Subsidiary or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between the VIE and the Subsidiary, the VIE exclusively engages the Subsidiary to develop software for the VIE’s operation. The VIE owns the intellectual property rights developed by the Subsidiary, but the Subsidiary is entitled, free of charge, to use and license to third parties such intellectual property rights. The VIE pays to the Subsidiary monthly service fees, the amount of which is determined by the Subsidiary and the VIE based on the complexity, time spent, cost, contents and value of the development work done by the Subsidiary as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

Business Operation Agreement. Under the business operation agreement among the Subsidiary, the VIE and the equity owners of the VIE, the Subsidiary provides guidance and advice on the VIE’s daily operations and financial management systems. The equity owners of the VIE must elect the candidates recommended by the Subsidiary as the VIE’s directors, and procure the appointment of the VIE’s senior executives as per the Subsidiary’s designation. Moreover, the VIE and its equity owners agree that without the prior consent of the Subsidiary, the VIE will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of the VIE, including incurrence or assumption of any indebtedness of more than RMB 400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between the Subsidiary and the VIE is terminated, the Subsidiary is entitled to terminate all of the other agreements between itself and the VIE. This agreement is effective until March 9, 2024 or the early termination by the Subsidiary.

Call Option Agreement. Under the call option agreement among the equity owners of the VIE, the VIE and the Subsidiary, the equity owners of the VIE irrevocably granted the Subsidiary or its designated person an exclusive option to purchase from the VIE’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in the VIE for the higher of (i) RMB 10,000 or (ii) the minimum amount of consideration permitted by the applicable law. The Subsidiary or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

Equity Pledge Agreement. Under the equity pledge agreement among the equity owners of the VIE, the VIE and the Subsidiary, the equity owners of the VIE pledged all of their equity interests in the VIE to the Subsidiary to guarantee the VIE’s performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If the VIE or either of its equity owners breaches its respective contractual obligations, the Subsidiary, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of the VIE agreed not to take any actions that would prejudice the Subsidiary’s interest. This agreement is effective until March 9, 2024.

Power of Attorney. Each equity owner of the VIE has executed a power of attorney to appoint the Subsidiary as its attorney-in-fact to exercise all of its rights as equity owner of the VIE, including voting rights and the rights to transfer any or all of its equity interest in the VIE. The appointment of the Subsidiary as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of the Subsidiary.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities.

The Group has adopted FIN 46R and evaluated the relationship among the Company, the Subsidiary and VIE accordingly. Due to the above described agreements, the Group concluded that the VIE is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, the VIE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

3. Summary of Significant Accounting Policies

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Group’s consolidated financial statements include the financial statements of the Company, the Subsidiary and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, the Subsidiary and the VIE have been eliminated upon consolidation.

With respect to the Reorganization described in Note 1, because the Company, the Subsidiary and the VIE were all under common control before and after the Reorganization, it has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements of the Group include the assets and liabilities of the VIE at their historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The Group was in the development stage for the prior period (from inception through December 31, 2005), and commenced its principal operations during the year ended December 31, 2006.

b. Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

All inter-company balances and transactions within the Group have been eliminated on consolidation.

c. Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates.

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, game life, useful life of property and equipment, realization of deferred taxes and share-based compensation expenses.

d. Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

e. Accounts receivable, net

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. No allowance has been provided on Accounts receivable for periods presented.

f. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment less residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office Furniture	5 years
Computers & Office equipment	5 years
Game servers	5 years
Motor Vehicle	6 years
Leasehold Improvement	Lesser of term of the lease or the estimated useful lives of the assets
Software	5 years

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

g. Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

has a proven ability to operate in the online game environment in the market. As the period between the date of technological feasibility and the game release date is very short historically and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful lives, which are three years.

h. Impairment of Long-lived Assets and Intangible Assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the book value of such assets exceeds the estimated future discounted cash flows attributable to such assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

i. Revenue recognition

Online Game

The Group earns revenue through providing online game services to players pursuant to two types of revenue models; a time-based revenue model and an item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games. Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. For games which use the time-based revenue model, revenue is recognized based upon the actual usage of the game playing time by the players. For games which use the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the games and other player behavior patterns are utilized to arrive at the best estimates for lives of these in-game items.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues.

Prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards.

In the case of prepaid online points obtained through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The Group published a policy on January 17, 2007, under which the Group will suspend and close a player’s personal game account if it has been

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

inactive for a period of 180 consecutive days. The unused online points in an inactive personal game account are recognized as revenues when the account is suspended and closed.

As of December 31, 2006, the Group had not recognized any income or revenues in connection with any expired prepaid game cards or any unused online points in an inactive account.

The Group has adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT recognized in costs of revenue for the year ended December 31, 2006 was approximately RMB 2,522,869. See Note 14 for more detail concerning VAT.

Overseas Licensing Revenue

The Group enters into licensing arrangements with overseas licensees to operate the Group’s game products in other countries. These licensing agreements provided for two revenue streams: the initial license fees and the usage-based royalty fees. Since the Group is required to provide when-and-if-available upgrades to the licensees during the license period, upon the commercial launch of the game, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period.

The usage-based royalty fee is recognized when it is earned, provided that the collectibility is probable.

j. Deferred Revenue

For online game revenue, deferred revenue represents online point fees received from customers, but which have not been consumed by the end customers or expired. For software license revenue, deferred revenue represent the unamortized balance of initial license fees paid by overseas licensees.

k. Cost of Revenue

Costs of online game services consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, VAT and other direct costs of providing these services.

l. Government Grant

Government grant is recognized when the grant is received and the relevant requirements have been complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expenses when the expenses are incurred and once the Company has the approval from the government upon completion of the project. The Group applied for government grants for game software development incurred in 2006 and have received government grants in cash in the amount of RMB 1,000,000 in December 2006 which is included in Deferred government grants. This amount will be recognized in Other income upon receipt of final government approval as the related expense has already been incurred.

m. Share-based Compensation Expense

The Group has accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) for share-based payment transactions with employees, such as share options, founder’s shares and restricted shares. Under the fair value recognition provisions of SFAS 123R, share-

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed

n. Income Taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method in accordance with SFAS No. 109, “Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

o. Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.

p. Statutory Reserves

The Subsidiary and the VIE of the Group are required to make appropriations to reserves, comprising the statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. During the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, profit appropriation to statutory surplus reserve was approximately Nil, Nil and RMB 160,698, respectively.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

q. Advertising Expenses

The Group expenses advertising costs as incurred. Total advertising expenses were Nil, RMB 3,895,784 and RMB 19,946,692 for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively, and have been included as part of sales and marketing expenses.

r. Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the periods presented.

s. Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

t. Foreign Currency Translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company, its subsidiary and VIE is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

u. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common shares equivalent consist of the common shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preference shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

v. Segment Reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

w. Convenience translation

Translations of balances in the statement of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2006 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.7232, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2007, or at any other rate.

x. Comprehensive (loss)/ income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

y. Accounting Standards Issued

Standards Implemented

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. The company early adopted SAB No. 108 in the third quarter of 2006 and accordingly, follows SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any adjustments to the company’s Consolidated Financial Statements.

In the first quarter of 2006, the company adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect the company’s Consolidated Financial Statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

The Company has early adopted the provisions of EITF 06-3 in 2006. In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation) (“EITF 06-3”). EITF 06-3 includes any tax assessed by a government authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. See Note 3(i) for the required disclosures.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS 157 on the Group’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group have adopted FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not have an impact on the Group’s financial statement for the quarter ended March 31, 2007.

z. Dividends

The Board of Directors of the Company may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available.

Under PRC regulations, the Company’s Subsidiary and VIE may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the Company’s Subsidiary and VIE are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3p) prior to payment of any dividends, unless such reserve fund has reached 50% of its respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

4. Concentration and Risks

There are no revenues from customers which individually represent greater than 10% of the total revenues for the years ended December 31, 2006.

In addition, 53% and 44% of the Group’s net revenue for the year ended December 31, 2006 was derived from two online games, which were Perfect World (launched in January 2006) and Legend of Martial Arts (launched in September 2006), respectively.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

As of December 31, 2005 and 2006, substantially all of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

5. Accounts Receivable, net

	December 31, 2005	December 31, 2006
	RMB	RMB
Accounts receivable, gross	—	5,570,756
Provision for doubtful accounts receivable	—	—

Accounts receivable, net	—	5,570,756

Accounts receivable relate to the sale of game cards to distributors and usage based royalty fees due from overseas licensees.

6. Prepayment and other assets

	December 31, 2005	December 31, 2006
	RMB	RMB
Staff advance	796,326	748,808
Advance to suppliers	383,000	2,099,424
VAT refund receivables	—	3,397,226
Prepaid expenses	96,063	422,420
Others	98,113	32,854

Total	1,373,502	6,700,732

7. Property and Equipment

	December 31, 2005	December 31, 2006
	RMB	RMB
Office Furniture	69,500	622,100
Computers & Office equipment	1,367,823	4,493,521
Game servers	1,605,992	3,955,267
Motor Vehicles	144,150	144,150
Leasehold Improvement	—	2,197,481
Software	—	499,400

Total	3,187,465	11,911,919
Less: Accumulated depreciation	(344,239)	(1,333,197)

Net book value	2,843,226	10,578,722

The depreciation expenses for property and equipment were RMB 35,975, RMB 308,264 and RMB 988,958 for the period from March 10 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006 respectively.

8. Intangible Assets

	December 31, 2005	December 31, 2006
	RMB	RMB
Copyrights	—	3,051,351
Less: Accumulated amortization	—	(311,186)

Net book value	—	2,740,165

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

Amortization expenses for the purchased copyrights were Nil, Nil and RMB 311,186 for the period from March 10 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively. Amortization for the year ended December 31, 2006 is included under Cost of revenues.

The estimated annual amortization expense for the above intangible assets for each of the following five years is:

	For the years ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
Amortization expense	1,017,117	1,017,117	705,931	—	—

9. Short-term Loan

	December 31, 2005	December 31, 2006
	RMB	RMB
Jiuzhou Tianyuan	7,000,000	—
Golden Human computer	3,000,000	—
Human Online	2,000,000	—

Total	12,000,000	—

Loans payable to related parties are unsecured, interest-free and have no fixed repayment terms. The Group did not impute interest charges on these shareholder loans.

10. Accrued expenses and other liabilities

	December 31, 2005	December 31, 2006
	RMB	RMB
Professional fee accruals	1,483,420	5,356,048
Accrued expenses	1,582,730	751,641
Sales rebates	—	908,871
Others	3,636	207,680

Total	3,069,786	7,224,240

As of December 31, 2006, the professional fee payable mainly consisted of amounts due to accounting services, auditing and valuation consulting firms.

11. Series A convertible preferred shares

In September 2006, SAIF agreed to purchase 80,000,000 Series A convertible preferred shares issued by the Company at a price of US$0.10 per share. The Company issued 70,000,000 Series A convertible preferred shares directly to SAIF at a price of US$0.10 per share. As part of the same transaction, the Company issued 10,000,000 Series A convertible preferred shares to two existing shareholders at a price of US$0.0001 per share, which the shareholders immediately sold to SAIF at a price of US$0.10 per share. One of the shareholders is owned by Mr. Yufeng Chi, the Company’s founder, chairman and chief executive officer. With respect to the shares issued, see Share-based compensation on Note 13. With respect to shares issued to the other shareholder, who never had any employment or business relationship with the Company, the transaction has been accounted for as a return of capital to this shareholder in the amount of RMB3,971,025.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

In consideration of SAIF management’s contribution to the issuance of the Series A convertible preferred shares on September 6, 2006, the Company also issued 5,714,290 ordinary shares to the management of SAIF, to be held by Dong Yang on behalf of the management of SAIF. As these ordinary shares were issued for purposes of compensating SAIF’s services provided in connection with issuing the Series A convertible preferred shares, their fair value was considered as part of the issuance cost of the Series A convertible preferred shares and accounted for accordingly (i.e., netted against the proceeds received from the issuance of the Series A convertible preferred shares).

The significant terms of Series A convertible preferred shares are defined in the Company’s Restated and Amended Memorandum of Association dated September 4, 2006. Certain terms were later waived by the holders of the Series A convertible preferred shares via the SAIF waiver letter dated December 4, 2006, as further described below.

Key terms of the Series A convertible preferred shares are summarized as follows:

a. Dividends

The holders of the Series A convertible preferred shares shall be entitled to receive cumulative dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 5% of the original issue price per annum, when and as declared by the Board of Directors. In the event dividends are paid on any ordinary shares, the Company shall pay an additional dividend on all outstanding Series A convertible preferred shares in a per share amount equal (on an as-if-converted to ordinary share basis) to the amount paid or set aside for each share of ordinary share.

b. Liquidation preference

The holders of the Series A convertible preferred shares would be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% the Purchase Price and any declared but unpaid dividends. After such payment has been paid to holders of the Series A convertible preferred shares, any remaining assets or proceeds of the Company shall be distributed to the holders of ordinary shares and the Series A convertible preferred shares pro rata on an as-converted basis.

This term relating to liquidation preference was subsequently waived by SAIF in December 2006.

c. Voting rights

All common shares have one vote each. Each Series A convertible preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such manners.

d. Conversion

Each holder of Series A convertible preferred shares will have the right, at its sole discretion, to convert all or any portion of its Series A convertible preferred shares into ordinary shares at any time after the Closing Date. The initial conversion price will be the Purchase Price of US$0.10, resulting in an initial conversion ratio of 1-for-1.

All of the Series A convertible preferred shares will automatically be converted into Class A ordinary shares at the applicable conversion price upon (i) the closing of a firm commitment underwritten registered public offering of ordinary shares in the United States or in Hong Kong at a pre-offering Company valuation of at least $200 million and raising at least $50 million (a “Qualified IPO”), or an offering or listing

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

substantially equivalent to the foregoing in another jurisdiction acceptable to Investors; or (ii) the written consent of holders of a majority of the outstanding Series A convertible preferred shares (voting together as a single class).

The conversion price and ratio will be proportionally adjusted for share splits, share dividends, recapitalizations and similar transactions.

In the event that the Company issues additional equity securities at a price less than the then-applicable conversion price for the Series A convertible preferred shares, the conversion price of the Series A convertible preferred shares shall be reduced to a price equal to the issue price per share of the new issue, except for issuances (i) pursuant to the employee share incentive plan; (ii) upon conversion of Series A convertible preferred shares or upon exercise of outstanding options or warrants; (iii) as a dividend or distribution on Series A convertible preferred shares; or (iv) in connection with any stock split, stock dividend, recapitalization or similar transaction for which proportional adjustments are made.

e. Performance-based Adjustment of Series A convertible preferred shares

If conversion of the Series A convertible preferred shares does not occur by the time the Company’s audited financial statements for the year ending May 31, 2007 are issued and the Group’s actual U.S. GAAP consolidated after-tax net income for the year ending May 31, 2007 is less than US$5.71 million, then the conversion ratio into ordinary shares of the Company will be adjusted based on the percentage of the shortfall between the actual profit after tax and US$ 5.71 million.

This term relating to the Performance-based Adjustment of Series A convertible preferred shares was subsequently waived by SAIF in December 2006.

f. Redemption

At any time commencing on the fourth anniversary of the Series A convertible preferred shares issue date, provided that a qualified IPO has not occurred, and subject to the Statute, which is defined as the Companies Law (2007 Revision) of the Cayman Islands, at the option of the holders of a majority of the outstanding Series A convertible preferred shares, the Company shall redeem up to all the outstanding Series A convertible preferred shares held by such holder out of the funds legally available including capital, at a redemption price per Series A convertible preferred share equal to 150% of the original issue price per Series A convertible preferred share, plus all declared but unpaid dividends up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

This term relating to Redemption was subsequently waived by SAIF in December 2006.

g. Change of Series A convertible preferred shares rights

The shareholder of Series A convertible preferred shares issued two letters to waive their rights with regard to the contingent conversion for performance-based adjustment, redemption and liquidation preferences on December 4, 2006.

The changes to the rights were made because the Company found out from a subsequent valuation exercise performed by an independent appraiser that the Series A convertible preferred shares were inadvertently issued at a significant discount as compared with the estimated fair value of the shares, and there were significant values associated with the rights being waived, which were not given accounting recognition at issuance as the Series A convertible preferred shares were recorded at the amount of cash

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

consideration received. Accordingly, the Company considers the waiver of these rights to be a modification of the terms of the Series A convertible preferred shares, which normally would result in a transfer of wealth to the common shareholders, computed as the difference between the fair value of the Series A convertible preferred shares immediately before and after the modifications. However, due to the original issuance of the Series A convertible preferred shares at an amount significantly lower than their then fair value, the fair value of the Series A convertible preferred shares immediately after the modification still exceeded the accreted carrying value of the shares. As such, the Company considers it appropriate that no accounting recognition be given to the modification, except as described below.

Prior to the modification, due to its redemption features described above, the Series A convertible preferred shares were accounted for as mandatorily redeemable preferred stock in accordance with Securities and Exchange Commission’s Accounting Series Release No. 268 – “Presentation in Financial Statements of Redeemable Preferred Stock” (ASR 268), as interpreted by EITF Topic D-98 “Classification and Measurement of Redeemable Securities”, and were accreted to its redemption value and recorded outside of permanent equity. After the modification, the accreted carrying value of the shares was reclassified into permanent equity and the accretion ceased due to the waiver of the redemption rights by holders of the Series A convertible preferred shares.

h. Registration Rights

The holders of Series A convertible preferred shares have preemptive rights with respect to any issuance of securities by the Company, subject to certain exceptions including the Company’s issuance of securities in connection with the Initial Public Offering. Holders of our Series A convertible preferred shares and ordinary shares converted from the Series A convertible preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. Except for the registration rights, the shareholders’ rights under the shareholders’ agreement will terminate automatically upon the closing of the Initial Public Offering

The Company determined that both redemption and conversion features do not meet the SFAS 133 criteria for bifurcation and therefore are not accounted for as an embedded derivative.

No beneficial conversion feature charge was recognized for the issuance of Series A convertible preferred shares as the estimated fair value of the ordinary shares was equal to or less than the conversion price on the date of issuance.

12. Ordinary Shares

As of December 31, 2006, the Company was authorized to issue 420,000,000 ordinary shares, at par value of $0.0001 per share. 154,285,720 Class A ordinary shares, were issued during the year ended December 31, 2006. 80,000,000 Class A ordinary shares are reserved for issuance upon conversion of the Series A convertible preferred shares, and 17,145,000 Class B ordinary shares are reserved for issuance to officers, directors, advisors and employees of the Company under the share incentive plan upon approval by the Board of Directors.

“Class A ordinary shares” means Class A ordinary shares of a par value of US$ 0.0001 per share, each of which shall be entitled to ten votes on all matters subject to Members’ votes. “Class B ordinary shares” means Class B ordinary shares of par value of US$ 0.0001 per share, each of which shall be entitled to one vote on all matters subject to Members’ votes.

As at December 31, 2006, there were 154,285,720 Class A shares and Nil Class B ordinary share outstanding, respectively.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

13. Share-based Compensation

Share Incentive Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which provides for the issuance of options to purchase up to 17,145,000 ordinary shares, to any qualified employees, as determined by the Board of Directors of the Company. These awards vest over a four year period, with 25% of the options to vest on the first anniversary of the date of grant, and the remaining 75% of the options to vest on a pro-rata basis of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant, as stipulated in the share option agreement. The option must be exercised by the option holder prior to the earlier of (i) termination of service with the Company, (ii) the fifth anniversary of the Company’s initial public offering, or (iii) the tenth anniversary of the grant date. The Company granted 8,668,800 and 3,574,400 options to the employees on September 6, 2006 and December 6, 2006 respectively. These options are accounted for under SFAS 123R.

Accordingly, share-based compensation expense related to granted share options of RMB 155,546 was recognized in the consolidated statements of operations in 2006, and the unamortized compensation costs related to unvested awards not yet recognized were RMB 2,800,635 as of December 31, 2006 and weighted average period over which it would be recognized was 3.75 years. No income tax benefit was recognized in the income statement for share-based compensation arrangements for 2006 as no tax deduction was claimed. There was no compensation cost capitalized as part of fixed assets for 2006.

The Company’s share option activities for the year ended December 31, 2006 are set out below:

	Available For Grant	Options Outstanding	Exercise Price
			US$
Balance at September 6, 2006	17,145,000	—	—
Options granted	(12,243,200)	12,243,200	0.10
Options exercised	—	—
Options forfeited	—	—

Balance at December 31, 2006	4,901,800	12,243,200	0.10

The weighted-average grant date fair value of options granted for the year ended December 31, 2006 was RMB 0.27 (USD$0.03) per option. The Company expects to issue new ordinary shares to satisfy share option exercises.

Information with respect to share options outstanding as of December 31, 2006 is summarized below:

	Options outstanding				Options exercisable
Range of exercise price	Number of Options Outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Aggregate intrinsic value	Number of options exercisable	Weighted- average exercise price	Aggregate intrinsic value
USD			USD	USD		USD	USD
0.10	12,243,200	3.75	0.10	477,485	—	—	—

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

Fair value of each share at grant dates:
— September 6, 2006	RMB0.44
— December 6, 2006	RMB0.95
Risk-free interest rates (%) (1)	4.86%-5.33%
Expected option life (years) (2)	3.53-5.16
Expected dividend yield (3)	—
Expected volatility (%) (4)	55.9%-63.7%

1.	The risk-free interest rate is based on implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant
2.	The simplified method allowed under FAS 123R is used to estimate the expected life of share options granted under the Plan which is based on the average between the vesting period and the contractual term for each grant.
3.	The Company has no history or expectation of paying dividends on its common stock.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

Restricted Shares

Share-based compensation expenses arose from restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer. For purposes of recording compensation expense, we have treated this grant as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award.

Information with respect to restricted shares during the year ended December 31, 2006 is summarized below.

	Number of shares	Fair value per share at grant date
		RMB
January 1, 2006	—	—
Granted	6,928,570	0.44
Vested	—	—

Restricted shares outstanding as at December 31, 2006	6,928,570	0.44

Accordingly, share-based compensation expense related to restricted shares of RMB 215,845 was recognized in Research and development expenses in the consolidated statement of operations in 2006.

As of December 31, 2006, there was RMB 2.785 million of total unrecognized compensation cost related to restricted shares. That cost is expected to be recognized over a weighted-average period of 3.72 years.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

Founder’s Shares

In accordance with the shareholders agreement dated as of September 6, 2006, 75% of the 92,397,140 ordinary shares, ultimately owned by Mr. Michael Yufeng Chi, the Company’s founder, chairman and chief executive officer, would become subject to monthly vesting thereafter in thirty-six equal monthly installments. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions. Accordingly, compensation cost is measured based on the fair value of the ordinary shares at the grant date and recognized over the requisite service period.

In December 2006, all parties to shareholders agreement agreed that the abovementioned ordinary shares would no longer be subject to vesting. Consequently, all remaining compensation cost for these unvested ordinary shares were recognized at that time when the vesting was accelerated.

Share-based compensation expense related to founder shares of RMB 30,300,487 was recognized in General and administrative expenses in the consolidated statement of operations in 2006.

Preferred Shares received by the founder

In September 2006, the Company issued 5,000,000 Series A convertible preferred shares to a shareholder owned by Mr. Michael Yufeng Chi, the Company’s founder, chairman and chief executive officer at a price of US$0.0001 per share, which he immediately sold to SAIF at a price of US$0.10 per share. Given that he is the Company’s chief executive officer, the Company recorded this as compensation under SFAS 123R and recorded compensation expense computed as the difference between the nominal consideration of US$0.0001 and US$0.19 which represents the fair value of those preferred shares. Share-based compensation expense of RMB7,508,775 was recognized in General and administrative expenses in the consolidated statement of operations in 2006.

14. Taxation

a. VAT

The Group is subject to a 17% VAT for the revenues from online game business in the PRC. Companies that fulfill certain criteria set by the relevant authorities and develop their own software products or online games and have the software product or online game registered with the relevant authorities in the PRC are entitled to a refund of 14% VAT. For relevant periods presented, the Group has met these criteria and therefore is entitled to the 14% refund. As the Group includes VAT both in its online game revenues and related cost of revenues, the net VAT amount included in cost of revenues amount to only 3% of the related revenues.

The Group is also subject to 10% surcharge of VAT payables according to PRC tax law.

b. Business Tax

In 2006, the Subsidiary entered into an agreement with the VIE to provide it with technical support. As a result, the Subsidiary is subject to a 5% business tax.

c. Income Taxes

The Company was incorporated in Cayman Islands and only has operation in PRC.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

Components of losses before income taxes are as follows:

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	RMB
Loss subject to Cayman operation	—	—	(42,413,038)
(Loss)/ Income subject to the PRC operation	(6,811,786)	(29,434,623)	14,670,743

Loss Before Taxes	(6,811,876)	(29,434,623)	(27,742,295)

Income tax expenses applicable to the PRC operations	—	—	202,718
Effective tax rate for PRC operations	0%	0%	1%

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

PRC enterprise income tax, or EIT, is generally assessed at the rate of 33% of taxable income. Under current PRC rules and policies, an enterprise qualified as both a “software enterprise” and a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for their first two years during which they have taxable income after offsetting against their historic cumulative losses carried forward, and a 50% reduction of their applicable EIT rates for the succeeding three years. In addition, enterprises qualified as “high and new technology enterprises” are entitled to a preferential EIT rate of 15% and are further entitled to a three-year EIT exemption for their first three years of operation and a 50% reduction of their applicable EIT rates for the succeeding three years.

The VIE is currently qualified as both a “software enterprise” and a “high and new technology enterprise” in the PRC and enjoying preferential tax treatments as a result of this status. The VIE did not have any cumulative profits during the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006. The EIT exemption periods to which the VIE is entitled have not started as of December 31, 2006.

The Subsidiary is currently qualified as a “high and new technology enterprise” in the PRC and enjoys preferential tax treatments as a result of this status. However, as the Subsidiary did not operate for a full year in 2006, the Subsidiary has elected to start its preferential tax treatment in 2007 as permitted by PRC tax rules. The Subsidiary is expected to be exempted from EIT in 2007, 2008 and 2009 and be subject to a 7.5% EIT from 2010 to 2012.

The license fees and royalties received from our licensees in various jurisdictions outside of the PRC are subject to withholding taxes. The Company recognized RMB 202,718 as income tax expense related to withholding taxes during the year ended December 31, 2006.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

Composition of income tax expenses for the PRC operation

The following table sets forth current and deferred portion of income tax expenses of the Group:

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	RMB
Income tax provision	—	—	—
Foreign withholding tax expense	—	—	202,718

Income tax expenses	—	—	202,718

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
Statutory income tax rate	33%	33%	33%
Tax differential from statutory rate applicable to the subsidiaries and the VIEs in the PRC	(18)%	(18)%	(18)%
Effect of tax incentives applicable to the VIE and subsidiary in the PRC	(15)%	(15)%	(15)%
Effect of the withholding taxes	0%	0%	1%

Effective EIT rate	0%	0%	1%

The following table sets forth the computation of the effects of the tax holidays granted to the entities of the Company for the periods presented: for the years ended December 31, 2004, 2005 and 2006:

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	RMB
Effect of tax incentives	—	—	4,841,344
Basic net income per share effect	—	—	0.03

d. Deferred Taxes

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	RMB
Deferred tax assets	—	—	237,639
Less: Valuation Allowance	—	—	—

Deferred tax assets	—	—	237,639

The Deferred tax assets as of December 31, 2006 consist of primarily deferred withholding taxes on the license fees and royalties received from our licensees in various jurisdictions outside of the PRC.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits

The full-time employees of the Company’s subsidiary and VIE that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB 377,731, RMB 1,836,907 and RMB 3,669,180 for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Company’s obligation is limited to the amounts contributed.

16. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the period ended December 31, 2004, and the years ended December 31, 2005 and 2006:

	December 31, 2004	December 31, 2005	December 31, 2006
	RMB	RMB	RMB
Numerator:
Net loss	(6,811,786)	(29,434,623)	(27,945,013)
Accretion of Series A convertible preferred shares	—	—	(1,834,377)
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019,049)

Numerator for basic loss per share	(6,811,786)	(29,434,623)	(30,798,439)

Numerator for diluted loss per share	(6,811,786)	(29,434,623)	(30,798,439)

Denominator:
Denominator for basic loss per share—Weighted average number of ordinary shares outstanding	148,571,430	148,571,430	150,403,134
Effect of Series A convertible preferred shares*	—	—	—
Effect of dilutive share options*	—	—	—

Weighted average number of ordinary shares outstanding, diluted	148,571,430	148,571,430	150,403,134

Loss per ordinary share basic	(0.05)	(0.20)	(0.21)
Loss per ordinary share diluted	(0.05)	(0.20)	(0.21)

*	These potentially dilutive securities were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect. The Company’s Series A convertible preferred shares are participating securities and as such would be included in the calculation of basic earnings (loss) per share under EITF No. 03-6 “Participating Securities and The Two-class Method under FASB Statement No. 128” in periods of net loss if, based on the contractual terms of the Series A convertible preferred shares, the Series A convertible preferred shares have a contractual obligation to share in the losses of the Company. For the year ended December 31, 2006, it was determined that the Series A convertible preferred shareholders have no such obligation to share in the losses of the Company and therefore no loss was allocated to them in the computation of basic loss per share.

Options to purchase ordinary shares that were anti-dilutive and were excluded from the calculation of earnings per share were approximately nil, nil and 12,243,200 respectively, for the period from March 10, 2004 (date of inception) to December 2004, and for the years ended December 31, 2005 and 2006.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

17. Unaudited Pro-Forma Balance Sheet and Earnings per Share

All of the Series A convertible preferred shares will automatically be converted into Class A ordinary shares at the applicable conversion price upon (i) the closing of a firm commitment underwritten registered public offering of ordinary shares in the United States or in Hong Kong at a pre-offering Company valuation of at least $200 million and raising at least $50 million (a “Qualified IPO”), or an offering or listing substantially equivalent to the foregoing in another jurisdiction acceptable to Investors; or (ii) the written consent of holders of a majority of the outstanding Series A convertible preferred shares (voting together as a single class). The pro-forma balance sheet as of December 31, 2006 presents an adjusted financial position as if the conversion of the Series A convertible preferred shares into ordinary shares occurred on December 31, 2006.

The unaudited pro-forma earnings per share for the period from inception to December 31, 2004, and for the year ended December 31, 2005 and 2006 giving effect to the conversion of the Series A convertible preferred shares into ordinary shares as of inception are as follows:

	For the period from inception to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(6,811,786)	(29,434,623)	(30,798,439)
Pro-forma effect of Series A convertible preferred shares	—	—	2,853,426

Numerator for pro forma basic and diluted earnings (loss) per share	(6,811,786)	(29,434,623)	(27,945,013)

Denominator:
Denominator for basic earnings (loss) per share— weighted-average ordinary shares outstanding	148,571,430	148,571,430	150,403,134
Pro-forma effect of Series A convertible preferred shares	80,000,000	80,000,000	80,000,000

Denominator for pro forma basic and diluted earnings (loss) per share	228,571,430	228,571,430	230,403,134

Pro-forma basic earnings (loss) per share	(0.03)	(0.13)	(0.12)
Pro-forma diluted earnings (loss) per share	(0.03)	(0.13)	(0.12)

Options to purchase ordinary shares that were anti-dilutive and were excluded from the calculation of pro-forma diluted net income per share were approximate nil, nil and 12,243,200 respectively, for the period from March 10, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006.

18. Dividends

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the period ended December 31, 2004, and for the years ended December 31, 2005 and 2006.

19. Financial Instruments

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

20. Related Party Transaction

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Shiji Xiangshu Technology Co., Ltd.	Equity owner of the VIE
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.	Equity owner of the VIE
Beijing NetStar Technology and Development Co., Ltd.	Predecessor of Jiuzhou Tianyuan
Human Edu-Tech Co., Ltd.	Under the control of Mr. Chi Yufeng
Beijing Golden Human Co., Ltd.	Under the control of Mr. Chi Yufeng
Beijing Human Online Co., Ltd.	Under the control of Mr. Chi Yufeng
Unisplendour Communication Co., Ltd.	One of the Company’s Directors is the General Manager of Ziguang Communication
E-Pie Entertainment and Technology Co., Ltd.	Under the control of Mr. Chi Yufeng

During the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, significant related party transactions were as follows:

	2004	2005	2006
	RMB	RMB	RMB
Office rental fee and outsourced staff fee to Human Edu-Tech Co., Ltd.	—	1,542,600	1,960,665
Outsourced staff fee to E-Pie Entertainment and Technology Co., Ltd.	2,550,000	2,650,000	555,302

Total	2,550,000	4,192,600	2,515,967

The Company loaned RMB 5,000,000 to Beijing NetStar Technology and Development Co., Ltd. in 2004; this balance was fully repaid in 2005.

The Company borrowed RMB 5,500,000 from Beijing Golden Human Co., Ltd. in 2005, of which RMB 2.5 million was repaid in 2005, and the remaining balance of RMB 3,000,000 was fully repaid in 2006.

The Company borrowed RMB 2,000,000 from Beijing Human Online Co., Ltd. in 2005; this balance was fully repaid in 2006.

The Company borrowed RMB 7,000,000 from Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. in 2005; this balance was fully repaid in 2006.

The Company borrowed RMB 1,000,000 from Unisplendour Communication Co., Ltd. in 2006; this balance was fully repaid in 2006.

As of December 31, 2005 and 2006, the amounts due to related parties were as follows:

	December 31, 2005	December 31, 2006
	RMB	RMB
Due to Human Edu-Tech Co., Ltd.	(1,542,600)	(126,900)
Due to E-Pie Entertainment and Technology Co., Ltd.	(800,000)	—

Total	(2,342,600)	(126,900)

See Note 9 Short-term Loan for loans from related parties.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

21. Commitments

The Group has future commitments related to its office rental, leases signed for co-location services and server rentals.

	Office rental	Co-location & Server rental	Total
	RMB	RMB	RMB
2007	3,465,060	42,022,275	45,487,335
2008	3,021,427	22,391,600	25,413,027
2009	—	—	—
2010	—	—	—
2011	—	—	—

	6,486,487	64,413,875	70,900,362

The rental expenses including server leasing rental and office rental ware approximately RMB 365,208, RMB 2,832,642 and RMB 17,085,493 during the period ended December 31, 2004, and the years ended December 31, 2005 and 2006, respectively, and were charged to the statement of operations when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2006.

The Group is not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. The Group has not recorded any legal contingencies as of December 31, 2006.

22. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Subsidiary and the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s Subsidiary and VIE are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3p) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Subsidiary and the VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2006. Even though we currently do not require any such dividends, loans or advances from the Subsidiary and the VIE for working capital and other funding purposes, we may in the future require additional cash resources from the Subsidiary and the VIE due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to our shareholders.

23. Subsequent Event

a. Option grants

On March 1, 2007, the Company granted additional options to purchase 2,115,420 ordinary shares, at an exercise price of US$0.10 to certain employees of the Company.

On April 20, 2007, the Company granted additional options to purchase 2,071,000 ordinary shares, at an exercise price of US$0.60 to certain employees of the Company.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

b. New tax law of PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new tax law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “software enterprises” and/or “high and new technology enterprises,” whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008.

Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, the Subsidiary and the VIE will continue to be entitled to the tax preferential treatments currently enjoyed by them during such transition period. The new tax law, however, does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, the Company is not certain, and will continue to assess, whether the Subsidiary or the VIE will be classified as “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and be entitled to the preferential EIT rate of 15% after the transition period expires.

c. Share split

On June 19, 2007, the Company’s shareholders approved and executed a 10-for-one split of the Company’s shares capital. Each ordinary share and Series A convertible preferred share of the Company is subdivided into 10 shares at a par value of US$0.0001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 10-for-one share split.

On June 19, 2007, the Company’s shareholders approved an increase of authorized capital to 9,920,000,000 ordinary shares at nominal or par value of US$0.0001.

On June 19, 2007, subsequent to the share split and increase of authorized capital, the Company’s shareholders approved the holders of previously issued options to purchase 10 Class B ordinary shares of US$0.0001 par value for each of the Class B ordinary shares presently underlying their options. The maximum aggregate number of share options to issue under Pre-IPO Share Incentive Plan has been authorized to increase to 32,145,000.

On June 19, 2007, the Company agreed to grant options to purchase 235,000 and 150,000 Class B ordinary shares, respectively, to Louis T. Hsieh and Bing Xiang at an exercise price of US$0.90 per share on the date of effectiveness of our registration statement on Form F-1. Messrs. Hsieh and Xiang are to be appointed as the Company’s independent directors immediately prior to the effectiveness of the Company’s registration statement on Form F-1.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

24. Additional Information — Condensed Financial Statements

The separate condensed financial statements of Perfect World Co., Ltd (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Long term investments.”

The Company was incorporated in the Cayman Islands as a limited liability company on June 28, 2006. The Company’s wholly-owned subsidiary, Beijing Perfect World Software Co., Ltd. (the “Subsidiary”) and the variable interest entity of the Company, Beijing Perfect World Network Technology Co., Ltd. (the “VIE) were both incorporated in PRC on August 21, 2006 and March 10, 2004, respectively. Following the signing of the contractual arrangements described in Note 2 on September 6, 2006, the Company became the parent of both the Subsidiary and the VIE. Therefore the condensed financial statements have been prepared since September 6, 2006. Results of the Subsidiary and the VIE from September 6, 2006 to December 31, 2006 are included as the Company’s “Equity in profit of subsidiaries and VIE” on the statement of operations.

Prior to the Reorganization described in Note 1, both the Subsidiary and the VIE were domestic Chinese companies. Therefore, there were no restrictions over the net assets of the Subsidiary. The Subsidiary and the VIE did not pay any dividend to the Company for the period presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long term obligations, or guarantees as of December 31, 2006. There are no related party transactions other than RMB430,637 due from the VIE as of December 31, 2006 as a result of professional fees to be paid by the parent company on behalf of the VIE.

Operating expense for the Company for the year ended December 31, 2006 include share-based compensation expenses as a result of the options granted to employees in 2006. Total share-based compensation for the year ended December 31, 2006 was RMB 38,180,653.

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

24. Additional Information — Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Balance Sheets

	Notes	December 31 2006	December 31 2006
		RMB	USD (note 2(w))
Assets
Current assets:
Cash and cash equivalents		7,452,481	964,946
Due from VIE		430,637	55,760

Total current assets		7,883,118	1,020,706

Non current assets:
Long term investments		40,618,616	5,259,299

Total assets		48,501,734	6,280,005

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses and other liabilities		5,001,774	647,630

Total liabilities		5,001,774	647,630

Shareholders’ Equity:
Series A convertible preferred shares (US$0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006)	11	61,796,533	8,001,416
Ordinary shares (US$0.0001 par value, 420,000,000 shares authorized, 154,285,720 shares issued and outstanding as of December 31, 2006)	12	123,400	15,977
Additional paid-in capital		45,898,257	5,942,907
Due from shareholders		(126,808)	(16,420)
Statutory reserves		160,698	20,808
Accumulated deficit		(64,352,120)	(8,332,313)

Total Shareholders’ Equity		43,499,960	5,632,375

Total Liabilities and Shareholders’ Equity		48,501,734	6,280,005

Perfect World Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

24. Additional Information — Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Statements of Operations

	For the year ended December 31 2006	For the year ended December 31 2006
	RMB	USD (Note 2(w))
Operating expenses
Research and development expenses	(312,370)	(40,446)
Sales and marketing expenses	(31,217)	(4,042)
General and administrative expenses	(41,863,164)	(5,420,443)

Total operating expenses	(42,206,751)	(5,464,931)

Operating loss	(42,206,751)	(5,464,931)

Other income/(expenses)
Interest income	209,963	27,186
Others, net	(416,250)	(53,897)

Profit before tax	(42,413,038)	(5,491,642)

Income tax expense	—	—
Equity in profit of subsidiary & VIE	16,100,515	2,084,695

Net loss	(26,312,523)	(3,406,947)

Series A convertible preferred shares accretion	(1,834,377)	(237,515)
Cumulative unearned dividends of Series A convertible preferred shares	(1,019,049)	(131,946)

Net loss attributable to ordinary shareholders	(29,165,949)	(3,776,408)

Condensed Statement of Cash Flows

	For the year ended December 31 2006	For the year ended December 31 2006
	RMB	USD (Note 2(w))
Net cash used in operating activities	(9,487)	(1,228)
Net cash used in investing activities	(47,397,000)	(6,136,964)
Net cash provided by financing activities	55,273,729	7,156,843
Effect of exchange rate changes on cash	(414,761)	(53,705)

Net increase in cash	7,452,481	964,946

Cash, beginning of year	—	—

Cash, end of year	7,452,481	964,946

Perfect World Co., Ltd.

Condensed Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007

	Notes		Audited December 31, 2006	Unaudited March 31, 2007	Unaudited March 31, 2007	Unaudited March 31, 2007	Unaudited March 31, 2007
			RMB	RMB	USD	RMB	USD
					(Note 2(e))	Pro-forma (Note 11)
Assets
Current assets:
Cash and cash equivalents			101,356,892	159,263,019	20,621,376	159,263,019	20,621,376
Accounts receivable	3		5,570,756	6,402,500	828,996	6,402,500	828,996
Prepayment and other assets	4		6,700,732	6,414,879	830,599	6,414,879	830,599
Deferred tax assets	9	(b)	237,639	402,530	52,120	402,530	52,120

Total current assets			113,866,019	172,482,928	22,333,091	172,482,928	22,333,091

Non current assets:
Property and equipment, net	5		10,578,722	14,476,586	1,874,428	14,476,586	1,874,428
Intangible assets, net	6		2,740,165	2,485,886	321,873	2,485,886	321,873
Long term deposit			344,955	373,081	48,307	373,081	48,307
Deferred tax assets	9	(b)	—	588,681	76,222	588,681	76,222

Total assets			127,529,861	190,407,162	24,653,921	190,407,162	24,653,921

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable			6,746,791	4,359,243	564,435	4,359,243	564,435
Advance from customers			20,449,444	24,942,194	3,229,515	24,942,194	3,229,515
Salary and welfare payable			10,175,358	5,765,144	746,471	5,765,144	746,471
Taxes payable			5,330,698	4,717,523	610,825	4,717,523	610,825
Accrued expenses and other liabilities	7		7,224,240	4,945,717	640,371	4,945,717	640,371
Due to related parties			126,900	—	—	—	—
Deferred revenue			32,976,470	60,539,692	7,838,680	60,539,692	7,838,680
Deferred government grants			1,000,000	1,000,000	129,480	1,000,000	129,480

Total current liabilities			84,029,901	106,269,513	13,759,777	106,269,513	13,759,777

Total liabilities			84,029,901	106,269,513	13,759,777	106,269,513	13,759,777

Commitments	12

Shareholders’ Equity:
Series A convertible preferred shares (US$ 0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006 and March 31, 2007; none outstanding on a pro-forma basis as of March 31, 2007)			61,796,533	61,796,533	8,001,416	—	—
Ordinary shares (US$ 0.0001 par value, 420,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006 and March 31, 2007; 234,285,720 outstanding on a pro-forma basis as of March 31, 2007)			123,400	123,400	15,978	186,257	24,117
Additional paid-in capital			45,898,257	46,397,286	6,007,521	108,130,962	14,000,798
Receivables from shareholders			(126,808)	—	—	—	—
Statutory reserves			160,698	160,698	20,807	160,698	20,807
Accumulated deficit			(64,352,120)	(24,340,268)	(3,151,578)	(24,340,268)	(3,151,578)

Total Shareholders’ Equity			43,499,960	84,137,649	10,894,144	84,137,649	10,894,144

Total Liabilities and Shareholders’ Equity			127,529,861	190,407,162	24,653,921	190,407,162	24,653,921

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Perfect World Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations for the three months ended March 31, 2006 and March 31, 2007

	Notes		Three months ended March 31
			2006	2007	2007
			RMB	RMB	USD (Note 2(e))
Revenues
Online game operation revenues			9,137,503	76,574,669	9,914,889
Overseas licensing revenues			—	10,579,243	1,369,800

Total Revenues	2	(a)	9,137,503	87,153,912	11,284,689
Cost of revenues			(3,052,417)	(19,195,954)	(2,485,492)

Gross profit			6,085,086	67,957,958	8,799,197

Operating expenses
Research and development expenses			(3,860,312)	(6,951,062)	(900,024)
Sales and marketing expenses			(5,247,495)	(15,308,116)	(1,982,095)
General and administrative expenses			(1,324,881)	(3,736,933)	(483,858)

Total operating expenses			(10,432,688)	(25,996,111)	(3,365,977)

Operating (loss) / profit			(4,347,602)	41,961,847	5,433,220

Other income/(expenses)
Interest income			5,110	453,357	58,701
Others, net			18,568	(354,726)	(45,930)

(Loss) / Profit before tax			(4,323,924)	42,060,478	5,445,991
Income tax expense			—	(2,048,626)	(265,256)

Net (loss) / profit			(4,323,924)	40,011,852	5,180,735

Cumulative unearned dividends of Series A convertible preferred shares			—	(766,499)	(99,246)

Net (loss) / profit attributable to ordinary shareholders			(4,323,924)	39,245,353	5,081,489

Net (loss) earnings per share, basic			(0.03)	0.25	0.03
Net (loss) earnings per share, diluted			(0.03)	0.16	0.02

Shares used in calculating basic net earnings per share			148,571,430	154,285,720	154,285,720
Shares used in calculating diluted net earnings per share			148,571,430	242,951,028	242,951,028

Total share-based compensation cost included in:
Cost of revenues			—	(26,949)	(3,489)
Research and development expenses			—	(278,151)	(36,015)
Sales and marketing expenses			—	(35,759)	(4,630)
General and administrative expenses			—	(158,170)	(20,480)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Perfect World Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the three months ended March 31, 2006 and March 31, 2007

	Series A Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Receivable From Shareholders	Statutory reserve	Accumulated deficit	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2005	—	—	—	—	15,000,000	—	—	(36,246,409)	(21,246,409)
Net loss	—	—	—	—	—	—	—	(4,323,924)	(4,323,924)

Balance as of March 31, 2006	—	—	—	—	15,000,000	—	—	(40,570,333)	(25,570,333)

Balance as of December 31, 2006	80,000,000	61,796,533	154,285,720	123,400	45,898,257	(126,808)	160,698	(64,352,120)	43,499,960
Payments made by shareholders	—	—	—	—	—	126,808	—	—	126,808
Share-based compensation	—	—	—	—	499,029	—	—	—	499,029
Net profit	—	—	—	—	—	—		40,011,852	40,011,852

Balance as of March 31, 2007	80,000,000	61,796,533	154,285,720	123,400	46,397,286	—	160,698	(24,340,268)	84,137,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Perfect World Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows for three months ended

March 31, 2006 and March 31, 2007

	Three months ended March 31
	2006	2007	2007
	RMB	RMB	USD
Cash flows from operating activities:
Net (loss)/profit	(4,323,924)	40,011,852	5,180,735
Adjustments for:
Share-based compensation cost	—	499,029	64,614
Depreciation and amortization expense	150,263	1,006,078	130,267
Exchange loss	—	347,322	44,971
Changes in assets and liabilities:
Accounts receivable	(137,935)	(831,744)	(107,694)
Prepayments and other assets	(283,920)	285,853	37,012
Deferred tax assets	—	(753,572)	(97,573)
Due from/to related parties	(169,130)	(126,900)	(16,431)
Long-term deposit	—	(28,126)	(3,642)
Accounts payable	(329,717)	(2,387,548)	(309,140)
Advance from customers	(4,753,323)	5,470,766	708,355
Salary and welfare payable	777,462	(4,410,214)	(571,035)
Taxes payable	1,461,625	(613,175)	(79,394)
Accrued liabilities	404,416	(3, 256,539)	(421,657)
Deferred revenue	5,085,223	27,563,222	3,568,887

Net cash (used in) provided by operating activities	(2,118,960)	62,776,304	8,128,275

Cash flows from investing activities:
Purchase of property, equipment	(113,079)	(4,649,663)	(602,038)

Net cash used in investing activities	(113,079)	(4,649,663)	(602,038)

Cash flows from financing activities:
Payment of Receivable from Shareholders	—	126,808	16,419
Receipt of related party loan	1,000,000	—	—

Net cash provided by financing activities	1,000,000	126,808	16,419

Net (decrease)/increase in cash	(1,232,039)	58,253,449	7,542,656

Effect of exchange rate changes on cash and cash equivalents	—	(347,322)	(44,971)
Cash and cash equivalents, beginning of the period	4,272,027	101,356,892	13,123,691

Cash and cash equivalents, end of the period	3,039,988	159,263,019	20,621,376

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	—	(1,412,029)	(182,830)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amount expressed in Renminbi Yuan)

1. The Company and Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Perfect World Co., Ltd. (the “Company”), Beijing Perfect World Software Co., Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the Company, and Beijing Perfect World Network Technology Co., Ltd. (the “VIE”), a variable interest entity of the Company (collectively, referred to as the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.

The Group’s interim condensed consolidated financial statements include the financial statements of the Company, the Subsidiary and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, the Subsidiary and the VIE have been eliminated upon consolidation.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Group’s condensed consolidated financial statements for the three months ended March 31, 2006 and 2007. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of results to be expected for the full year. These interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006.

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”) and the Cayman Islands.

2. Summary of Significant Accounting Policies

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements for the three months ended March 31, 2006 and 2007 are consistent with those set out in the audited consolidated financial statements for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, with the addition of the adoption of Financial Accounting Standard Board (“FASB”) Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” from January 1, 2007, which is disclosed in Note 2(b) below:

a. Revenue Recognition

The Group has adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in Revenues and Cost of revenues. The VAT refund is recorded as a reduction of Cost of revenues. The amount of net VAT recognized in Costs of revenue for three months period ended March 31, 2007 was approximately RMB 1,963,453.

b. Accounting for Uncertain Income Tax Positions

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007. The adoption of FIN 48 did not have any impact on the Group’s financial statements for the quarter ended March 31, 2007.

c. Advertising Expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 1,759,711 and RMB 8,778,997 for the three months ended March 31, 2006 and 2007, respectively, and have been recorded in Sales and marketing expenses.

d. Foreign Currency Translation

The Group’s reporting currency is RMB. The functional currency of the Company changed from RMB to US dollar starting from January 1, 2007, when the Company began signing significant license agreements denominated in US dollar and received significant royalty payments in US dollar. The functional currency of the Subsidiary and VIE is RMB.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in consolidated statements of operations.

The financial statements of the Company are translated from its functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions.

e. Convenience translation

Translations of balances in the statement of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the three months ended March 31, 2007 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.7232, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2007, or at any other rate.

3. Accounts Receivable, net

	December 31, 2006	March 31, 2007
	RMB	RMB
Accounts receivable, gross	5,570,756	6,402,500
Provision for doubtful accounts receivable	—	—

Accounts receivable, net	5,570,756	6,402,500

Accounts receivable relate to the sale of game cards to distributors and usage based royalty fees due from overseas licensees.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

4. Prepayment and other assets

	December 31, 2006	March 31, 2007
	RMB	RMB
Staff advance	748,808	155,942
Advance to suppliers	2,099,424	2,300,006
VAT refund receivables	3,397,226	2,664,337
Prepaid expenses	422,420	1,071,669
Interests receivable	—	202,833
Others	32,854	20,092

Total	6,700,732	6,414,879

5. Property and Equipment

	December 31, 2006	March 31, 2007
	RMB	RMB
Office Furniture	622,100	728,760
Computers & Office equipment	4,493,521	5,447,155
Game servers	3,955,267	6,569,647
Motor Vehicles	144,150	1,119,139
Leasehold Improvement	2,197,481	2,197,481
Software	499,400	499,400

Total	11,911,919	16,561,582
Less: Accumulated depreciation	(1,333,197)	(2,084,996)

Net book value	10,578,722	14,476,586

The depreciation expenses for property and equipment were RMB 150,263 and RMB 751,799 for the three months ended March 31, 2006 and 2007, respectively.

6. Intangible Assets

	December 31, 2006	March 31, 2007
	RMB	RMB
Copyrights	3,051,351	3,051,351
Less: Accumulated amortization	(311,186)	(565,465)

Net book value	2,740,165	2,485,886

Amortization expenses for the purchased copyrights were nil and RMB 254,279 for the three months ended March 31, 2006 and 2007, respectively. Amortization for the three months ended March 31, 2007 is included under Cost of revenues.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

7. Accrued expenses and other liabilities

	December 31, 2006	March 31, 2007
	RMB	RMB
Professional fee accruals	5,356,048	3,247,164
Accrued expenses	751,641	491,931
Sales rebate	908,871	978,017
Others	207,680	228,605

Total	7,224,240	4,945,717

As of December 31, 2006 and March 31, 2007, the professional fee accruals mainly consisted of amounts due to accounting services, auditing and valuation consulting firms.

8. Share-based Compensation

Share Option Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Option Plan, which provides for the issuance of options to purchase up to 17,145,000 ordinary shares to any qualified employees, as determined by the Board of Directors of the Company. These awards vest over a four year period, with 25% of the options to vest on the first anniversary of the date of grant, and the remaining 75% of the options to vest on a pro-rata basis of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant, as stipulated in the share option agreement. The option must be exercised by the option holder prior to the earlier of (i) termination of service with the Company, (ii) the fifth anniversary of the Company’s initial public offering, or (iii) the tenth anniversary of the grant date. The Company granted 8,668,800, 3,574,400 and 2,115,420 options to the employees on September 6, 2006, December 6, 2006 and March 1, 2007 respectively. These options are accounted for in accordance with SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS 123R).

Accordingly, share-based compensation expense related to granted stock options of RMB 316,472 was recognized in the interim condensed consolidated statements of operations for the three months ended March 31, 2007. The unamortized compensation costs related to unvested awards not yet recognized were RMB 10,057,576 as of March 31, 2007 and weighted average period over which it would be recognized is 3.57 years. No income tax benefit was recognized in the income statement for share-based compensation arrangements for the three months ended March 31, 2007 as no tax deduction could be claimed. There was no compensation cost capitalized as part of fixed assets for three months ended March 31, 2007.

The Company’s share option activities as of and for the three months ended March 31, 2007 are set out below:

	March 31, 2007
	Options Available for Grant	Options Outstanding	Weighted- average Exercise Price
			USD
Outstanding as of January 1, 2007	4,901,800	12,243,200	0.10
Options granted	(2,115,420)	2,115,420	0.10
Options exercised	—	—
Options forfeited	267,000	(267,000)	0.10

Outstanding as of March 31, 2007	3,053,380	14,091,620	0.10

Perfect World Co. Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

The weighted-average grant date fair value of options granted for the three months ended March 31, 2007 was RMB 0.81 (USD$0.11) per option. The Company expects to issue new ordinary shares to satisfy share option exercises.

Information with respect to stock options outstanding as of March 31, 2007 is summarized below:

	Options outstanding				Options exercisable
Range of exercise price	Number of Options Outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Aggregate intrinsic value	Number of Options exercisable	Weighted- average exercise price	Aggregate intrinsic value
USD			USD	USD		USD	USD
0.10	14,091,620	3.57	0.10	9,427,294	—	—	—

The estimated fair value of each management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

2007
Fair value of each share at grant dates:
—March 1, 2007	RMB 4.60
Risk-free interest rates (%) (1)	5.00%
Expected option life (years) (2)	3.42–4.92
Expected dividend yield (3)	—
Expected volatility (%) (4)	49.7%–62.5%

1.	The risk-free interest rate is based on implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant
2.	The simplified method allowed under SFAS 123R is used to estimate the expected life of stock options granted under the Plan which is based on the average between the vesting period and the contractual term for each grant.
3.	The Company has no history or expectation of paying dividends on its common stock.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

Restricted Shares

Share-based compensation expenses arose from restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer. For purposes of recording compensation expense, this grant was treated as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

Information with respect to restricted shares as of and for the three months ended March 31, 2007 is summarized below.

	Number of shares	Fair value per share at grant date
		RMB
January 1, 2007	6,928,570	0.44
Granted	—	—
Vested	—	—

Restricted shares outstanding as at March 31, 2007	6,928,570	0.44

Accordingly, share-based compensation expense related to restricted shares of RMB 182,557 was recognized in Research and development expenses in the condensed consolidated statement of operations for the three months ended March 31, 2007.

As of March 31, 2007, there was RMB 2,565,937 of total unrecognized compensation cost related to restricted shares. That cost is expected to be recognized over a weighted-average period of 3.47 years.

9. Income taxes

a. Income Taxes

The Company was incorporated in Cayman Islands in 2006 and began operations in 2007.

The VIE has granted the overseas operation, promotion, sales, production, usage and provision of services rights in connection with Perfect World II (“PWII”), one of the online games developed by the VIE, to the Company with effect from December 1, 2006. The Company did not have any operations in 2006. In December 2006, the VIE licensed the overseas operation rights of PWII to two licensees in Taiwan and Japan. In March 2007, the VIE transferred these two overseas operation licenses of PWII to the Company.

Components of income or losses before income taxes are as follows:

	Three months ended March 31,
	2006		2007
	Cayman Islands operation	PRC operation	Cayman Islands operation	PRC operation
	RMB	RMB	RMB	RMB
(Loss) /Income before taxes	—	(4,323,924)	6,858,430	35,202,048

Income tax expenses	—	—	(2,027,583)	(21,043)

Effective tax rate	—	0%	29.56%	0.06%

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Three months ended March 31,
	2006		2007
	Cayman Islands operation	PRC operation	Cayman Islands operation	PRC operation
	RMB	RMB	RMB	RMB
Income tax provision	—	—	—	—
Foreign withholding tax expense	—	—	2,027,583	21,043

Total Income tax expenses	—	—	2,027,583	21,043

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the three months ended March 31, 2006 and 2007 is as follows:

	Three months ended March 31,
	2006	2007
	RMB	RMB
Statutory income tax rate	33.00%	33.00%
Tax differential from statutory rate applicable to the subsidiary and the VIE in the PRC	(18.00)%	(18.00)%
Effect of tax holidays applicable to the VIE and subsidiary in the PRC	(15.00)%	(15.00)%
Effect of the withholding taxes	0.00%	0.06%

Effective EIT rate	0.00%	0.06%

Reconciliation of the difference between statutory tax rate and the effective tax rate for the Cayman Islands operation for the three months ended March 31, 2006 and 2007 is as follows:

	Three months ended March 31,
	2006	2007
	RMB	RMB
Statutory income tax rate	0.00%	0.00%
Effect of the withholding taxes	0.00%	29.56%

Effective EIT rate	0.00%	29.56%

The following table sets forth the computation of the effects of the tax holidays granted to the entities of the Company for the three months ended March 31, 2006 and 2007, respectively:

	Three months ended March 31,
	2006	2007
	RMB	RMB
Tax holiday effect	—	11,616,676
Basic net income per share effect	—	0.08

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

b. Deferred Taxes

	December 31, 2006	March 31, 2007
	RMB	RMB
Deferred tax assets, current	237,639	402,530
Deferred tax assets, non-current	—	588,681
Less: Valuation Allowance	—	—

Deferred tax assets	237,639	991,211

The deferred tax assets as of December 31, 2006 and March 31, 2007 consist of primarily deferred withholding taxes on the license fees received from our licensees in various jurisdictions outside of the Cayman Islands and PRC.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the three months ended March 31, 2006 and 2007:

	Three months ended March 31
	2006	2007
	RMB	RMB
Numerator:
Net (loss) / profit	(4,323,924)	40,011,852
Cumulative unearned dividends of Series A convertible preferred shares	—	(766,499)

Numerator for basic (loss) / earning per ordinary share	(4,323,924)	39,245,353

Numerator for diluted (loss) / earning per ordinary share	(4,323,924)	40,011,852

Denominator:
Denominator for basic (loss) / earning per share—weighted-average number of ordinary shares outstanding	148,571,430	154,285,720
Effect of Series A convertible preferred shares	—	80,000,000
Effect of dilutive share options	—	8,665,308
Weighted-average number of ordinary shares outstanding, diluted	148,571,430	242,951,028
Basic (loss)/earnings per ordinary share	(0.03)	0.25
Diluted (loss)/earnings per ordinary share	(0.03)	0.16

11. Unaudited Pro-Forma Balance Sheet and Earnings per Share

All of the Series A convertible preferred shares will automatically be converted into Class A ordinary shares at the applicable conversion price upon (i) the closing of a firm commitment underwritten registered public offering of ordinary shares in the United States or in Hong Kong at a pre-offering Company valuation of at least $200 million and raising at least $50 million (a “Qualified IPO”), or an offering or listing substantially equivalent to the foregoing in another jurisdiction acceptable to Investors; or (ii) the written consent of holders of a majority of the outstanding Series A convertible preferred shares (voting together as a single class). The pro forma balance sheet as of March 31, 2007 presents an adjusted financial position as if the conversion of the Series A convertible preferred shares into ordinary shares occurred on March 31, 2007.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

The unaudited pro-forma earnings per share for the three months ended March 31, 2006 and 2007 giving effect to the conversion of the Series A convertible preferred shares into ordinary shares are as follows:

	Three months ended March 31,
	2006	2007
Numerator:
Net (loss) / profit attributable to ordinary shareholders	(4,323,924)	39,245,353
Pro-forma effect of Series A convertible preferred shares	—	766,499
Numerator for pro-forma basic and diluted (loss) earnings per share	(4,323,924)	40,011,852
Denominator:
Denominator for basic (loss) / earnings per share—weighted-average ordinary shares outstanding	148,571,430	154,285,720
Pro-forma effect of Series A convertible preferred shares	80,000,000	80,000,000
Pro-forma effect of dilutive share options	—	8,665,308
Denominator for pro-forma basic (loss) / earnings per share	228,571,430	234,285,720
Denominator for pro-forma diluted (loss) / earnings per share	228,571,430	242,951,028
Pro forma basic (loss) / earnings per share	(0.02)	0.17
Pro forma diluted (loss) / earnings per share	(0.02)	0.16

Options to purchase ordinary shares that were anti-dilutive and were excluded from the calculation of pro-forma diluted net income per share were approximate nil for the three months ended March 31, 2006.

12. Related Party Transaction

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.	Equity owner of the VIE
Human Edu-Tech Co., Ltd.	Under the control of Mr.Chi Yufeng
Beijing Golden Human Co., Ltd.	Under the control of Mr.Chi Yufeng
Beijing Human Online Co., Ltd.	Under the control of Mr.Chi Yufeng
Unisplendour Communication Co., Ltd.	One of the Company’s Directors is the General Manager of Unisplendour Communication
E-Pie Entertainment and Technology Co., Ltd.	Under the control of Mr.Chi Yufeng

During the three months ended March 31, 2006 and 2007, significant related party transactions were as follows:

	Three months ended March 31,
	2006	2007
	RMB	RMB
Office rental fee and outsourced staff fee to Human Edu-Tech Co., Ltd.	580,870	—
Outsourced staff fee to E-Pie Entertainment and Technology Co., Ltd.	450,000	—

Total	1,030,870	—

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

As of December 31, 2006 and March 31, 2007, the amounts due to related parties were as follows:

	December 31, 2006	March 31, 2007
	RMB	RMB
Due to Human Edu-Tech Co. Ltd	(126,900)	—

Total	(126,900)	—

13. Commitments

The Group has future commitments related to its office rental, leases signed for co-location services and server rentals.

	Office rental	Co-location & Server rental	Total
	RMB	RMB	RMB
2007	2,794,118	36,520,275	39,314,393
2008	3,259,805	27,763,000	31,022,805
2009	—	638,400	638,400
2010	—	—	—
2011	—	—	—

	6,053,923	64,921,675	70,975,598

The rental expenses including server leasing rental and office rental were approximately RMB 2,314,011 and RMB 14,116,543 for the three months ended March 31, 2006 and 2007, respectively, and were charged to the statement of operations when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2007.

The Group is not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. The Group did not record any legal contingencies as of March 31, 2007.

14. Subsequent Event

a. Option grants

On April 20, 2007, the Company issued additional options to purchase 2,071,000 ordinary shares, at an exercise price of US$0.60 to certain employees of the Company.

b. Share split

On June 19, 2007, the Company’s shareholders approved and executed a 10-for-one split of the Company’s shares capital. Each ordinary share and Series A convertible preferred share of the Company is subdivided into 10 shares at a par value of US$0.0001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 10-for-one share split.

Perfect World Co., Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(Amount expressed in Renminbi Yuan)

On June 19, 2007, the Company’s shareholders approved an increase of authorized capital to 9,920,000,000 ordinary shares at nominal or par value of US$0.0001.

On June 19, 2007, subsequent to the share split and increase of authorized capital, the Company’s shareholders approved the holders of previously issued options to purchase 10 Class B ordinary shares of US$0.0001 par value for each of the Class B ordinary shares presently underlying their options. The maximum aggregate number of share options to issue under Pre-IPO Share Incentive Plan has been authorized to increase to 32,145,000.

On June 19, 2007, the Company agreed to grant options to purchase 235,000 and 150,000 Class B ordinary shares, respectively, to Louis T. Hsieh and Bing Xiang at an exercise price of US$0.90 per share on the date of effectiveness of our registration statement on Form F-1. Messrs. Hsieh and Xiang are the Company’s independent director appointees.

11,800,000 American Depositary Shares

Perfect World Co., Ltd.

Representing 59,000,000 Class B Ordinary Shares

Morgan Stanley	Credit Suisse

CIBC World Markets	Susquehanna Financial Group, LLLP